[redacted]

13003075

| SE OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0327 |
| Expires: June 30, 2015 | |
| Estimated average burden hours per response............ | 0.10 |

SEC Mail Processing Section
DEC 6 - 2013
Washington DC
404

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

**FORM SE**

**FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS**

Sugar Creek Financial Corp.
Exact name of registrant as specified in charter

0001592407
Registrant CIK Number

Exhibit 99.1 to the Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

______________
SEC file number, if available

S-__________________ ________________________________________
(Series identifier(s) and name(s), if applicable, add more lines as needed

C-__________________ ________________________________________
(Class (contact) identifier(s) and name(s), if applicable; add more lines as needed

________________________________________
Report period (if applicable)

N/A
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)
__X__ Rule 202 (Continuing Hardship Exemption)
_____ Rule 311 (Permitted Paper Exhibit)

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION**

# Grant of Continuing Hardship Exemption

**November 21, 2013**

**Applicant:** Sean P. Kehoe

**Company Name:** Sugar Creek Financial Corp. /MD

**Form Type:** S-1

**Period:** To be filed around December 6, 2013

**Subject document[s]:** Exhibit 99.1 – Appraisal Report

**We considered your continuing hardship exemption request submitted via EDGAR on November 20, 2013 (Accession no. 0001193125-13-448157) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request.**

**For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.**

**Heather Mackintosh**
**Acting Chief**
**Office of Information Technology**
**Division of Corporation Finance**

**SIGNATURES**

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Trenton, State of Illinois on December 6, 2013.

**SUGAR CREEK FINANCIAL CORP.**

By /s/ Robert J. Stroh, Jr.

Robert J. Stroh, Jr.
Chairman, Chief Executive Officer and Chief Financial Officer

*PRO FORMA VALUATION REPORT*

*SUGAR CREEK FINANCIAL CORP.*
*Trenton, Illinois*

*PROPOSED HOLDING COMPANY FOR:*
*TEMPO BANK*
*Trenton, Illinois*

*Dated As Of:*
*November 15, 2013*

---

*Prepared By:*

*RP® Financial, LC.*
*1100 North Glebe Road, Suite 600*
*Arlington, Virginia 22201*

---

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

November 15, 2013

Boards of Directors
Sugar Creek MHC
Sugar Creek Financial Corp.
Tempo Bank
28 West Broadway Street
Trenton, Illinois 62293

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements stipulated in the Code of Federal Regulations and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" (the "Valuation Guidelines") of the Office of Thrift Supervision ("OTS") and accepted by the Federal Reserve Board ("FRB"), the Office of the Comptroller of the Currency ("OCC"), the Federal Deposit Insurance Corporation ("FDIC"), and applicable regulatory interpretations thereof.

Description of Plan of Conversion and Reorganization

On December 3, 2013, the Boards of Directors of Sugar Creek MHC (the "MHC"), Sugar Creek Financial Corp. ("Sugar Creek" or the "Company") and Tempo Bank (the "Bank"), Trenton, Illinois, unanimously adopted a plan of conversion whereby the MHC will convert to stock form. As a result of the conversion, Sugar Creek, which currently owns all of the issued and outstanding common stock of the Bank, will be succeeded by a newly-formed Maryland corporation which also will be named Sugar Creek Financial Corp. The MHC will consolidate its assets and equity into the Company and following the conversion the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Sugar Creek or the Company. As of September 30, 2013 the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 56% of the common stock (the "MHC Shares") of Sugar Creek. The remaining 43% of Sugar Creek's common stock was owned by public shareholders.

It is our understanding that Sugar Creek will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Benefit Plans, Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

satisfaction of all orders received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated offering or in a firm commitment underwritten public offering. Upon completing the mutual-to-stock conversion and stock offering (the "Second Step Conversion"), the Company will be 100% owned by public shareholders, and the publicly-held shares of Sugar Creek will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed, taking into account the impact of the MHC assets and equity in the Second Step Conversion, consistent with FRB policy with respect to the treatment of MHC assets that will be consolidated with the Company.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of the MHC, the Company and the Bank, including the prospectus as filed with the FRB and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the MHC, the Company and the Bank that has included a review of audited financial information for the fiscal years ended March 31, 2009 through March 31, 2013 and a review of unaudited financial information through September 30, 2013, as well as due diligence related discussions with the Company's management; Michael Trokey & Company, P.C., the Company's independent auditor; Kilpatrick Townsend & Stockton, LLP, the Company's conversion counsel and Keefe Bruyette & Woods, A Stifel Company, the Company's marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Sugar Creek operates and have assessed Sugar Creek's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Sugar Creek and the industry as a whole. We have analyzed the potential effects of the stock conversion on Sugar Creek's operating characteristics and financial performance as they relate to the pro forma market value of Sugar Creek. We have analyzed the assets held by the MHC, which will be consolidated with Sugar Creek's assets and equity pursuant to the completion of the Second Step Conversion. We have reviewed the economic and demographic characteristics of the Company's primary market area. We have compared Sugar Creek's financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second step conversion offerings.

We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Sugar Creek's representation that the information contained in the regulatory applications and additional information furnished to us by Sugar Creek and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Sugar Creek, or its independent auditor, legal counsel and other authorized agents, nor did we independently value the assets or liabilities of Sugar Creek. The valuation considers Sugar Creek only as a going concern and should not be considered as an indication of Sugar Creek's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Sugar Creek and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Sugar Creek's stock alone. It is our understanding that there are no current plans for selling control of Sugar Creek following completion of the Second Step Conversion. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Sugar Creek's common stock, immediately upon completion of the Second Step Conversion offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of November 15, 2013, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) the shares to be issued publicly representing the MHC's current ownership interest in the Company; and, (2) exchange shares issued to existing public shareholders of Sugar Creek – was $6,652,639 at the midpoint, equal to 950,377 shares at a per share value of $7.00, as shown in the table on the following page.

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $3,750,005, equal to 535,715 shares at $7.00 per share. The resulting range of value, the range of the offering amount and the number of pro forma shares are all based on $7.00 per share.

Establishment of the Exchange Ratio

Applicable regulations provide that in a second step conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Directors of the MHC, the Company, and the Bank have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders after adjustment for the dilutive impact of consolidation of the net assets of the MHC utilizing a methodology consistent with FRB policy in this regard. The exchange ratio to

| | Total Shares | Offering Shares | Exchange Shares Issued to Public Shareholders | Exchange Ratio |
|---|---|---|---|---|
| Shares (1) | | | | |
| Supermaximum | 1,256,873 | 708,483 | 548,390 | 1.3840 |
| Maximum | 1,092,933 | 616,072 | 476,861 | 1.2035 |
| Midpoint | 950,377 | 535,715 | 414,662 | 1.0465 |
| Minimum | 807,821 | 455,358 | 352,463 | 0.8895 |
| Distribution of Shares (2) | | | | |
| Supermaximum | 100.00% | 56.37% | 43.63% | |
| Maximum | 100.00% | 56.37% | 43.63% | |
| Midpoint | 100.00% | 56.37% | 43.63% | |
| Minimum | 100.00% | 56.37% | 43.63% | |
| Aggregate Market Value at $7.00 Per Share | | | | |
| Supermaximum | $8,798,111 | $4,959,381 | $3,838,730 | |
| Maximum | 7,650,531 | 4,312,504 | 3,338,027 | |
| Midpoint | 6,652,639 | 3,750,005 | 2,902,634 | |
| Minimum | 5,654,747 | 3,187,506 | 2,467,241 | |

(1) Based on a $7.00 per share offering price.
(2) Ownership ratios adjusted for dilution from MHC assets/equity.

be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $7.00 per share offering price, the indicated exchange ratio at the midpoint is 1.0465 shares of the Company's stock for every one share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 0.8895 at the minimum, 1.2035 at the maximum, and 1.3840 at the supermaximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio. The resulting range of value pursuant to regulatory guidelines, the corresponding number of shares based on the Board approved $7.00 per share offering price, and the resulting exchange ratios are shown in the table above.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion offering, or prior to that time, will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof.

The Appraisal reflects only a valuation range as of this date for the pro forma market value of Sugar Creek immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at any time thereafter following the completion of the Second Step Conversion.

RP Financial's valuation was based on the financial condition, operations and shares outstanding of Sugar Creek as of or for the 12 months ended September 30, 2013, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public shareholders of Sugar Creek and the exchange of the public shares for newly issued shares of Sugar Creek's common stock as a full public company was determined independently by the Boards of Directors of the MHC, the Company, and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public shareholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Sugar Creek, management policies, and current conditions in the equity markets for thrift shares, both existing and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Sugar Creek's stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.

James J. Oren
Director

## TABLE OF CONTENTS
## SUGAR CREEK FINANCIAL CORP.
## TEMPO BANK
## Trenton, Illinois

**TABLE OF CONTENTS**
**SUGAR CREEK FINANCIAL CORP.**
**TEMPO BANK**
**Trenton, Illinois**
**(continued)**

## *LIST OF TABLES*
## *SUGAR CREEK FINANCIAL CORP.*
## *TEMPO BANK*
## *Trenton, Illinois*

# I. OVERVIEW AND FINANCIAL ANALYSIS

## Introduction

Sugar Creek Financial Corp. ("Sugar Creek" or the "Company") is a federally chartered mid-tier stock holding company organized in 2007 as the holding company for Tempo Bank (the "Bank"), a federally chartered savings bank headquartered in Trenton, Illinois. The Bank conducts business from its main office and one full-service branch office in Breese, Illinois, both of which are located in Clinton County, Illinois. The Bank was originally chartered in 1889 as a state chartered mutual building and loan association named "Trenton Building and Loan Association" and converted to a federal savings bank charter in 1989 and changed its name to "Tempo Bank, A Federal Savings Bank." Tempo Bank adopted its present name in October 2006.

The cities of Trenton and Breese are located in western Clinton County in southwestern Illinois, approximately 35 miles east of St. Louis, Missouri, and within the St. Louis metropolitan statistical area ("MSA"). The Bank's office locations are located in Clinton County, while lending operations have substantially been concentrated within approximately 18 miles of the main office, which includes the communities in Clinton County, eastern St. Clair County, and southeastern Madison County, Illinois. In addition, the Bank delivers its banking products, services and related information services through alternative delivery channels including ATMs (through multiple networks), free online banking, online bill-pay, and a 24 hour Voice Master voice response system (bank-by-phone). The Bank has no subsidiaries.

In April 2007, the Bank was reorganized into a federally chartered stock savings bank within a mutual holding company structure with a mid-tier holding company and a concurrent minority stock offering. As part of the reorganization, the Bank formed a federal mid-tier stock holding company, Sugar Creek, and sold a minority of the common shares to the public in a subscription and community offering. The majority of the Company's shares were issued to Sugar Creek MHC (the "MHC"), a mutual holding company organized under federal law.

The Company's principal activity is the ownership and management of its wholly-owned subsidiary, the Bank. Sugar Creek MHC has virtually no operations or assets other than an investment in the Company. At September 30, 2013, the Company had 895,027 shares of common stock outstanding, whereby the MHC owned 498,784 shares or 55.7% of the common stock outstanding of the Company and the minority public shareholders own the remaining 396,243 shares, or 44.3%. The public shares are traded on the OTC Bulletin Board ("OTCBB") under the trading symbol "SUGR". The Bank is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC").

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") changed the regulators for the Bank and the Company whereby on July 21, 2011, the Office of the Comptroller of the Currency ("OCC") became the Bank's primary regulator and the Federal Reserve Board ("FRB") became the Company's primary regulator, both replacing the Office of Thrift Supervision ("OTS"), respectively.

Sugar Creek operates as a community-oriented financial institution offering traditional financial services to consumers and small businesses in the market area, thereby attracting deposits from the general public and primarily using those funds, together with FHLB advances, to originate owner occupied and non-owner occupied 1-4 family loans, and to a much lesser extent, commercial real estate, multi-family, land and consumer loans. At September 30, 2013, the Company reported $88.4 million in assets, $73.5 million in loans, $72.6 million of total deposits, and stockholders' equity equal to $10.2 million, or 11.5% of total assets. The Company does not have any intangible assets. For the 12 months ended September 30, 2013, the Company reported net income equal to $392,000, or 0.44% of average assets. The Company's audited financial statements are included by reference as Exhibit I-1 and key operating ratios are shown in Exhibit I-2.

Plan of Conversion

On December 3, 2013, the Boards of Directors of the MHC, the Company, and the Bank, unanimously adopted the plan of conversion (the "Plan of Conversion"), pursuant to which the Company will convert from the three-tier MHC structure to the full stock holding company structure and concurrently conduct a Second Step Conversion offering ("Second Step Conversion" or "Offering") that will include the sale of the MHC's ownership interest in the Company. Pursuant to the Plan of Conversion, the Sugar Creek will be succeeded by a newly formed Maryland corporation which will also be known as Sugar Creek Financial Corp. For purposes of this document, the existing consolidated entity and the newly incorporated entity will hereinafter be referred to as "Sugar Creek" or the "Company," unless otherwise noted.

Pursuant to the Second Step Conversion transaction, the Company will sell shares of its common stock in a subscription offering in descending order of priority to the Bank's members and other stakeholders as follows: Eligible Account Holders; Tax-Qualified Employee Benefit Plans; Supplemental Eligible Account Holders; and Other Members. Any shares of stock not subscribed for by the above listed classes of persons may be offered for sale to certain members of the public through a community offering. Shares not purchased in the subscription or community offerings may be offered for sale to the general public in a syndicated community offering. The Company will also issue exchange shares of its common stock to the current public shareholders in the Second Step Conversion transaction pursuant to an exchange ratio that will result in the same aggregate ownership percentage as immediately before the Offering, taking into account the impact of MHC assets in the Second Step Conversion, consistent with FRB policy with respect to the treatment of MHC assets. The dilution of the current minority ownership position to account for the MHC assets will be discussed in greater detail in the valuation analysis to follow (Section IV).

Purpose of the Conversion

The Second Step Conversion will increase the equity level of the Company and improve the Company's overall financial strength and ability to compete in the local market area, enhance profitability, and reduce interest rate risk. The additional equity will also provide a larger equity base for planned future growth, as well as increase the lending capability of the Company, including the funds available for lending, particularly with any larger lending relationships typically associated with single-family non-owner occupied real estate lending. Future asset and earnings growth opportunities will continuously be evaluated, including potential de novo branching or acquisition opportunities to facilitate expansion into the growing communities within the eastern St. Louis MSA market. Growth opportunities may result from ongoing regional bank consolidation and customer dissatisfaction with larger banks in the local market, and the resulting fallout of customers who are attracted to the Company's community orientation, customer service and various products. The Second Step Conversion will also increase the public ownership, which is expected to improve the liquidity of the common stock.

The projected use of stock proceeds is highlighted below.

- The Company. The Company is expected to retain up to 50% of the net conversion proceeds. At present, Company funds, net of the loan to the employee stock ownership plan ("ESOP"), are expected to be invested initially into high quality investment securities with short-term maturities and cash and cash equivalents. Over time, Company funds are anticipated to be utilized for various corporate purposes, possibly including payment of regular or special cash dividends, repurchases of common stock, or infusing additional equity into the Bank.

- The Bank. The balance of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to initially be invested in short-term investments pending longer-term deployment, i.e., funding lending activities and general corporate purposes.

Strategic Overview

Throughout much of its corporate history, the Company's strategic focus has been that of a community-oriented financial institution with a primary focus on meeting the borrowing, savings, and other financial needs of its local retail customers in Clinton County, where the Company maintains branch offices and other communities of the eastern St. Louis MSA, including St. Clair and Madison Counties. The Company has historically pursued a traditional thrift business model pursuant to which Sugar Creek has emphasized the origination of 1-4 family first mortgage loans for investment, funded principally by retail deposits generated through the branch network, supplemented with FHLB advances, as necessary. The Company has sought to emphasize high quality and flexible service, capitalizing on its local orientation and safety and soundness.

The Company's primary lending activity is the origination of residential real estate loans secured by owner-occupied homes within the market area. The communities served by the Company in Clinton County and southeastern Madison County are generally rural and have an agriculturally-based economy, however the economy of eastern St. Clair County and the surrounding communities is heavily dependent on Scott Air Force Base, which employs over 10,000 military and civilian personnel. Currently, a notable number of Sugar Creek's loans are to military and civil service personnel, as a result.

Diversification into other types of lending has been limited in comparison to many regional competitors, and primarily includes single-family non-owner occupied and multi-family and commercial real estate mortgage loans, as well as land and consumer lending, to a lesser extent. As of September 30, 2013, 89.8% of the total loan portfolio was secured by single-family real estate, inclusive of single-family non-owner occupied residential real estate loans

(12.1% of the total loan portfolio). In addition to retail deposits, the Company utilizes borrowings as an alternative funding source for purposes of managing funding costs and interest rate risk.

The Company has continuously followed a business strategy focused on deploying the majority of assets into locally-based 1-4 family first mortgage loans underwritten pursuant to relatively conservative underwriting guidelines funded by retail deposits and borrowings. Management believes this philosophy has assisted the Company in remaining profitable during a stressed credit environment which prevailed as a result of the financial crisis in 2008 and subsequent years, when many regional peers' earnings were depressed as a result of credit-related expenses. At the same time, the Company's business model which emphasizes portfolio investment in 1-4 family mortgage loans has limited the Company's earnings potential as the majority of Sugar Creek's loan demand has been for 1-4 family first mortgage loans with 15 and 30 year fixed rate loans, which is a highly competitive market segment. Therefore, the Company also originates single-family non-owner occupied loans, and to a lesser extent, multi-family and commercial real estate loans, to diversify the loan portfolio, enhance loan yields and, overall profitability. As lending has been a continuous focus for the Company, the cash and investments portfolio has been limited to cash and cash equivalents and FHLB stock.

Retail deposits have consistently served as the primary interest-bearing funding source. The Company has sought to increase the deposit base through periodic promotions and continued emphasis on high quality customer service. The proportion of certificates of deposit ("CDs") and money market accounts to total deposits equaled 45.4% and 23.5%, respectively, as of September 30, 2013, and comprise the two largest individual segments of the deposit base. Following closely behind money market accounts, is saving accounts, which represent 19.0% of total deposits. As a result, the remaining deposit base, including interest and non-interest checking accounts, currently comprise a modest portion of the Company's deposit composition. Recently, the Bank has made a concerted effort to increase lower-cost transaction deposit accounts and reduce their dependence on traditional higher cost CDs. Going forward, the Company's strategy is to continue to attract and retain core deposits primarily by emphasizing additional product offerings and providing a high level of customer service.

The Company utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk. FHLB advances constitute the Company's principal source of borrowings, with only one fixed rate advance currently outstanding.

The post-Offering business plan of the Company reflects the intent to continue to offer the products and services which have been the Company's emphasis in recent years. The increased equity from the Offering is expected to facilitate additional balance sheet growth and enhanced profitability, as well as increase the Company's competitive posture and financial strength. In terms of specific strategies, the Company plans to undertake the following key elements of its business plan on a post-Offering basis:

- Continue to Emphasize Owner Occupied Residential Mortgage Lending. The Company will seek to continue to focus on owner occupied residential mortgage lending activities which have comprised the majority of the Company's lending to date. Coupled with the employment of relatively conservative underwriting guidelines and the ability to minimize credit-related losses has been an important factor in the Company's profitability during a period when many regionally based community banks and thrifts were impacted by credit quality problems. Management believes the emphasis on this type of lending carries a lower credit risk than the other portions of their loan portfolio, contributing to the Company's high asset quality.
- Increase Core Deposits and Enhance Core Earnings. Over the past several years, Sugar Creek has focused on reducing the reliance on higher costing CDs in order to reduce the cost of funds while focusing on increasing lower-cost core deposit accounts. The Company will continue to concentrate on increasing the core deposit base of savings and transaction accounts by emphasizing additional product offerings and high quality service. The Company intends to pursue growth of core deposit relationships by expanding into nearby growing communities in the eastern St. Louis MSA through potential additional branch locations or acquisitions.
- Maintain Single-Family Non-Owner Occupied Loans. The Company anticipates that single-family non-owner occupied loan opportunities will continue to be available as the St. Louis metropolitan market continues to grow eastward to the communities served by the Company. This area of lending helps diversify the Company's loan portfolio, increases revenue due to the higher yields available on these loan types and increases the Company's presence in the local market area.
- Remain a Community-Oriented Institution. The Company's competitive strengths are personalized, superior customer service, extensive knowledge of the local markets and borrowers, and flexibility to customer needs. Management believes that the Company's community orientation is attractive to current and prospective customers and distinguishes them from the large banks operating in the market area.

Balance Sheet Growth Trends

Table 1.1 presents the Company's historical balance sheet data for the most recent five fiscal years ended March 31, 2013 and as of September 30, 2013. During the period from the end of fiscal 2009 through fiscal 2011, assets reached a high of $96.3 million and

Table 1.1
Sugar Creek Financial Corp.
Historical Balance Sheet Data

| | As of the Fiscal Year Ended March 31, | | | | | | | | | | As of September 30, 2013 | | 3/31/09-9/30/13 Annual Growth Rate |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2009 | | 2010 | | 2011 | | 2012 | | 2013 | | | | |
| | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Pct (%) |
| Total Amount of: | | | | | | | | | | | | | |
| Assets | $91,728 | 100.00% | $93,698 | 100.00% | $96,336 | 100.00% | $92,149 | 100.00% | $90,374 | 100.00% | $88,367 | 100.00% | -0.83% |
| Loans receivable, net | 79,129 | 86.26% | 75,352 | 80.42% | 73,311 | 76.10% | 73,558 | 79.83% | 72,897 | 80.66% | 73,494 | 83.17% | -1.63% |
| Cash and cash equivalents | 8,930 | 9.74% | 13,770 | 14.70% | 18,525 | 19.23% | 14,543 | 15.78% | 14,451 | 15.99% | 11,807 | 13.36% | 6.40% |
| FHLB stock | 1,660 | 1.81% | 1,660 | 1.77% | 1,660 | 1.72% | 1,166 | 1.26% | 1,166 | 1.29% | 1,166 | 1.32% | -7.56% |
| Premises and equipment, net | 1,131 | 1.23% | 1,079 | 1.15% | 1,048 | 1.09% | 1,013 | 1.10% | 1,004 | 1.11% | 1,136 | 1.29% | 0.10% |
| Foreclosed real estate | 358 | 0.39% | 974 | 1.04% | 1,108 | 1.15% | 1,254 | 1.36% | 324 | 0.36% | 309 | 0.35% | NM |
| Deposits | $67,076 | 73.13% | $72,300 | 77.16% | $74,785 | 77.63% | $76,618 | 83.15% | $74,274 | 82.18% | $72,602 | 82.16% | 1.77% |
| FHLB advances | 14,000 | 15.26% | 11,000 | 11.74% | 11,000 | 11.42% | 5,000 | 5.43% | 5,000 | 5.53% | 5,000 | 5.66% | -20.45% |
| Stockholders' equity | $9,274 | 10.11% | $9,348 | 9.98% | $9,513 | 9.87% | $9,606 | 10.42% | $10,057 | 11.13% | $10,189 | 11.53% | 2.11% |
| Shares Outstanding/Ownership Percentages: | | | | | | | | | | | | | |
| Public shares outstanding | 401,323 | 44.59% | 400,225 | 44.52% | 399,127 | 44.45% | 398,319 | 44.40% | 397,195 | 44.33% | 396,243 | 44.27% | |
| MHC shares outstanding | 498,784 | 55.41% | 498,784 | 55.48% | 498,784 | 55.55% | 498,784 | 55.60% | 498,784 | 55.67% | 498,784 | 55.73% | |
| Total shares outstanding | 900,107 | 100.00% | 899,009 | 100.00% | 897,911 | 100.00% | 897,103 | 100.00% | 895,979 | 100.00% | 895,027 | 100.00% | |
| Tangible book value/share | $10.30 | | $10.40 | | $10.59 | | $10.71 | | $11.22 | | $11.38 | | |
| Loans/deposits | | 117.97% | | 104.22% | | 98.03% | | 96.01% | | 98.15% | | 101.23% | |
| Banking offices | 2 | | 2 | | 2 | | 2 | | 2 | | 2 | | |

(1) Ratios are as a percent of ending assets.
Sources: Sugar Creek's preliminary prospectus and audited and unaudited financial reports.

subsequently declined to a low of $88.4 million as of September 30, 2013. Overall, the Company's assets declined at a 0.8% annual rate from fiscal 2009 through September 30. 2013, mainly due to loan portfolio and FHLB stock shrinkage, partially offset by growth in cash and cash equivalents. The dollar amount of stockholders' equity has increased over the period shown, although equity as a percent of assets declined from fiscal 2009 to fiscal 2011, as asset growth exceeded the growth in equity. From fiscal 2011 through September 30, 2013, equity grew from 9.87% of assets to 11.53%.

Cash and cash equivalents increased at a 6.4% annual rate since the end of fiscal 2009, but have diminished from a fiscal year end peak level of $18.5 million (19.2% of assets) for fiscal 2011 to $11.8 million (13.4% of assets) as of September 30, 2013. The levels of these assets depend on Sugar Creek's operating, financing, lending, and investing activities during any given period. Therefore, the more recent decline is primarily a result of deposit withdrawals.

The Company's assets are funded through a combination of deposits, borrowings and retained earnings. Deposits have historically comprised the majority of funding liabilities, and increased at an annual rate of 1.8% since the end of fiscal 2009, however, the deposit balance has been decreasing since fiscal 2011. Borrowings serve as an alternative funding source for the Company to address funding needs for growth, as well as to support management of deposit costs and interest rate risk. From fiscal year end 2009 through September 30, 2013, borrowings decreased at an annual rate of 20.5%. The Company's utilization of borrowings reached a peak balance of $14.0 million, or 15.3% of assets, at fiscal year end 2009, and subsequently declined through September 30, 2013 to equal $5.0 million, or 5.7% of assets.

Equity increased at a 2.1% annual rate since the end of fiscal 2009, as equity growth provided by earnings more than offset modest amounts of cash dividends and share repurchases. The overall asset shrinkage over the period covered in Table 1.1, resulted in an increase of the Company's equity ratio from 10.1% at the end of fiscal 2009 to 11.5% as of September 30, 2013. Going forward, the post-Offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment and leveraging of the Offering proceeds, the expense of the stock benefit plans and, the potential impact of dividends and stock repurchases.

Loans Receivable

Loans receivable totaled $73.5 million, or 83.2% of total assets, as of September 30, 2013, and reflects 1.6% annual shrinkage since the end of fiscal 2009. Over this period, the Company's loan portfolio fluctuated from a high of $79.1 million in fiscal 2009 to a low of $72.9 million in fiscal 2013, which slightly increased to $73.5 million over the six months ended September 30, 2013. The Company experienced a declining loan balance over the fiscal 2009 to fiscal 2012 period as interest rates declined to historically low levels, which accelerated loan repayment rates to levels in excess of Sugar Creek origination volumes. In addition, the economic recession of 2008-2009 also resulted in lower quality lending opportunities for the Company. Through September 30, 2013 loans increased as single-family owner occupied and land loan growth was only partially offset by reductions in single-family non-owner occupied, multi-family, commercial real estate, and consumer loans over the six month period. Over this period, the Company experienced an increase in the largest segment of their loan portfolio, single-family owner occupied residential real estate loans, as a result of the continued emphasis on this type of lending and improving economic conditions in the local and regional area.

Sugar Creek's lending strategy has consistently reflected a very high concentration of 1-4 family first mortgage loans. The ratio of 1-4 family first mortgage loans to total loans has consistently been above 85% of total loans, with the majority consisting of owner-occupied single family loans. The Company has limited other lending primarily to commercial real estate and multi-family mortgage loans, which are generally secured by a variety of office/warehouse buildings and multi-family property. At September 30, 2013, commercial real estate and multi-family loans equaled 5.8% of total loans, which have decreased in relation to total loans from 7.3% at fiscal year end 2012. Other areas of lending diversification for the Company at September 30, 2013 consisted of land loans (2.2% of total loans versus 2.1% at fiscal year end 2012), and consumer loans (2.1% of total loans versus 3.4% at fiscal year end 2012). The Company typically does not offer commercial business loans.

Cash, Investments and Mortgage-Backed Securities

The intent of the Company's investment policy is to provide adequate liquidity, to generate a favorable return on excess investable funds, and to support the established credit and interest rate risk objectives. Due to the historical success in maintaining a large proportion of investable assets in loans, the Bank has not invested in any type of investment security for over 25 years, preferring to maintain balances of cash and cash equivalents and FHLB stock for daily operations.

The ratio of cash and FHLB stock has increased from 11.6% of assets at the end of fiscal 2009 to 14.7% of assets as of September 30, 2013. The overall increase in the cash and FHLB stock portfolio in proportion to total assets is primarily attributable to asset shrinkage and growth in cash and cash equivalents over the period. As of September 30, 2013, cash and cash equivalents totaled $11.8 million, or 13.4% of assets and the investment in FHLB stock totaled $1.2 million, or 1.3% of assets. No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term, except that the level of cash and investments is anticipated to increase initially following the Second Step Conversion. Over the longer term, it is the Company's desire to leverage the proceeds to fund new loans, particularly in the single-family residential mortgage portfolio.

Funding Structure

Since fiscal year end 2009, deposits have grown at a 1.8% annual rate, and the composition has changed modestly as the Company has strived to increase savings and transaction accounts and reduce reliance on time deposits. As a result of the foregoing actions, the composition of CDs to total deposits has gradually decreased from 49.3% to 45.4% from March 31, 2012 through September 30, 2013. As of September 30, 2013, the Company's remaining deposits consisted of money market accounts (23.5% of total deposits), savings accounts (19.0% of total deposits), and interest and non-interest bearing NOW accounts (12.2% of total deposits). Over the six months ended September 30, 2013, the Company's deposits decreased by $1.7 million, which was due to declines in all types of deposit accounts except savings accounts. In the future, the Company intends to pursue growth of core deposit relationships by expanding into the growing communities of the eastern St. Louis MSA. While Sugar Creek currently has no specific plans to acquire a financial institution or branch or open a de novo branch, the equity raised in the Offering will enable the Company to identify and pursue potential acquisitions or, should suitable acquisitions not emerge, undertake de novo branching.

As of September 30, 2013, borrowed funds totaled $5.0 million, representing 5.7% of total assets. The Company's balance of borrowings declined from $11.0 million in fiscal 2012, as $6.0 million of advances matured during the year and has remained at $5.0 million since that time. The Company's current posture on funding with borrowings is to use such funds: (1)

when they are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; and, (3) to generate additional liquid funds, if required.

Equity

As of September 30, 2013, Sugar Creek's stockholders' equity totaled $10.2 million, or 11.5% of assets. Since fiscal 2009, the Company's equity base has increased consistently, albeit at a modest pace, as the retention of earnings through profitable operations was only partially offset by payment of cash dividends and common stock share repurchases.

The Company maintained surpluses relative to its regulatory capital requirements at September 30, 2013, and was qualified as a "well capitalized" institution. The Offering proceeds will serve to further strengthen the Company's regulatory capital position and support the Company's strategies going forward. The ability to increase equity will be dependent upon the ability of Sugar Creek to execute a business plan focused on balance sheet and earnings growth realized through growth of the residential mortgage loan portfolio, funds raised through the branch network, and potential acquisitions or de novo branching.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the past five fiscal years, as well as for the most recent 12 month period through September 30, 2013. The Company has consistently maintained profitable operations over the fiscal 2009 to September 30, 2013 period, with the level of net income a result of underlying changes in the net interest margin, loan loss provisions, and operating expenses. Over the most recent 12 month period, margin compression was the primary factor for a slight decline in earnings, as provisions for loan losses trended downward and operating expenses, non-interest operating income, and non-operating income remained relatively constant.

Net income ranged from a high of $417,000 (0.46% of average assets) in fiscal 2013 to a low of $74,000 (0.08% of average assets) in fiscal 2010 and equaled $392,000 (0.44% of average assets) for the 12 months ended September 30, 2013. Non-operating income and expenses have typically had a limited impact on earnings and were only reported in the most recent 12 month period, therefore Sugar Creek's core earnings, i.e., net income excluding net non-operating items on a tax effected basis, equaled $383,000 (0.43% of average assets) for the twelve months ended September 30, 2013.

Table 1.2
Sugar Creek Financial Corp.
Historical Income Statements

| | As of the Fiscal Year Ended March 31, | | | | | | | | | | 12 Months Ended | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2009 | | 2010 | | 2011 | | 2012 | | 2013 | | September 30, 2013 | |
| | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) |
| Interest income | $4,997 | 5.56% | $4,561 | 4.92% | $4,150 | 4.74% | $4,025 | 4.25% | $3,753 | 4.14% | $3,590 | 3.99% |
| Interest expense | (2,658) | -2.96% | (2,156) | -2.32% | (1,810) | -2.07% | (1,343) | -1.42% | (791) | -0.87% | (720) | -0.80% |
| Net interest income | $2,339 | 2.60% | $2,405 | 2.59% | $2,340 | 2.67% | $2,683 | 2.83% | $2,962 | 3.27% | $2,870 | 3.19% |
| Provision for loan losses | (59) | -0.07% | (273) | -0.29% | (97) | -0.11% | (287) | -0.30% | (26) | -0.03% | (7) | -0.01% |
| Net interest income after provisions | $2,280 | 2.54% | $2,132 | 2.30% | $2,243 | 2.56% | $2,395 | 2.53% | $2,935 | 3.24% | $2,864 | 3.18% |
| Other operating income | $197 | 0.22% | $192 | 0.21% | $191 | 0.22% | $196 | 0.21% | $162 | 0.18% | $156 | 0.17% |
| Operating expense | (2,036) | -2.27% | (2,227) | -2.40% | (2,249) | -2.57% | (2,446) | -2.58% | (2,418) | -2.67% | (2,399) | -2.67% |
| Net operating income | $441 | 0.49% | $96 | 0.10% | $186 | 0.21% | $146 | 0.15% | $679 | 0.75% | $621 | 0.69% |
| Net gain/(loss) on involuntary conversion | $0 | 0.00% | $0 | 0.00% | $0 | 0.00% | $0 | 0.00% | $15 | 0.02% | $15 | 0.02% |
| Total non-operating income/(expense) | $0 | 0.00% | $0 | 0.00% | $0 | 0.00% | $0 | 0.00% | $15 | 0.02% | $15 | 0.02% |
| Net income before tax | $441 | 0.49% | $96 | 0.10% | $186 | 0.21% | $146 | 0.15% | $694 | 0.77% | $636 | 0.71% |
| Income taxes | (171) | -0.19% | (22) | -0.02% | (54) | -0.06% | (51) | -0.05% | (277) | -0.31% | (244) | -0.27% |
| Net income (loss) | $270 | 0.30% | $74 | 0.08% | $131 | 0.15% | $95 | 0.10% | $417 | 0.46% | $392 | 0.44% |
| Estimated Core Net Income | | | | | | | | | | | | |
| Net income | $270 | 0.30% | $74 | 0.08% | $131 | 0.15% | $95 | 0.10% | $417 | 0.46% | $392 | 0.44% |
| Addback/(deduct): Non-recurring (income)/expense | 0 | 0.00% | 0 | 0.00% | 0 | 0.00% | 0 | 0.00% | (15) | -0.02% | (15) | -0.02% |
| Tax effect (2) | 0 | 0.00% | 0 | 0.00% | 0 | 0.00% | 0 | 0.00% | 6 | 0.01% | 6 | 0.01% |
| Estimated core net income | $270 | 0.30% | $74 | 0.08% | $131 | 0.15% | $95 | 0.10% | $408 | 0.45% | $383 | 0.43% |
| Average diluted shares outstanding | 865,926 | | 870,315 | | 899,009 | | 873,056 | | 874,412 | | 875,051 | |
| Reported earnings per share | $0.31 | | $0.09 | | $0.15 | | $0.11 | | $0.48 | | $0.45 | |
| Adjusted earnings per share | $0.31 | | $0.09 | | $0.15 | | $0.11 | | $0.47 | | $0.44 | |
| Memo: | | | | | | | | | | | | |
| Efficiency ratio (3) | 80.29% | | 85.79% | | 88.84% | | 84.96% | | 77.42% | | 79.28% | |
| Effective tax rate | 38.82% | | 22.59% | | 29.34% | | 34.98% | | 39.92% | | 38.34% | |
| Return on average equity | 2.91% | | 0.82% | | 1.58% | | 0.99% | | 4.23% | | 3.93% | |

(1) Ratios are as a percent of average assets.
(2) Assumes a marginal tax rate of 39.5%.
(3) Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains).

Sources: Sugar Creek's preliminary prospectus and audited and unaudited financial reports.

Net Interest Income

Over the period from fiscal 2009 to fiscal 2011, net interest income remained relatively steady in dollar amount and as a percent of average assets as funding costs diminished at the relative same pace as asset yields. Conversely, since the end of fiscal 2011 through the end of fiscal 2013 Sugar Creek's net interest income has increased as funding costs declined more rapidly than asset yields (the Company's fixed rate loan portfolio has supported asset yields over this time period). For the 12 months ended September 30, 2013, net interest income decreased primarily due to a greater decline in earning asset yields versus the decline in funding costs. The Company's yield-cost spreads increased from 2.80% in fiscal 2012 to 3.28% in fiscal 2013, respectively, and slightly declined to 3.14% for the six months ended September 30, 2013, on an annualized basis, as shown in Exhibit I-3. Following the Second Step Conversion, the Offering proceeds should increase net interest income, but have a limited impact on the Company's overall spreads.

The impact of declining interest rates is more fully evidenced in the detailed financial data shown in Table 1.2, as interest income diminished from $5.0 million (5.56% of average assets) in fiscal 2009 to $3.6 million (3.99% of average assets) for the 12 months ended September 30, 2013. Over the corresponding timeframe, the Company's interest expense diminished from $2.7 million in fiscal 2009 (2.96% of average assets) to $720,000 (0.80% of average assets) for the 12 months ended September 30, 2013. The Company's yield/cost spread remains subject to the margins inherent in its core business (i.e., funding residential mortgage loans primarily with CD deposits and, to a lesser extent, borrowings).

Loan Loss Provisions

For the 12 months ended September 30, 2013 loan loss provisions totaled $7,000, or 0.01% of average assets, which is currently at the lowest level over the five and a half fiscal year period. The recent decrease in provisions is largely due to minimal growth in the loan portfolio as well as a decrease in non-performing assets ("NPAs") and loan charge-offs, which were contributing factors to the higher loan loss provisions in past years. Going forward, the Company will continue to evaluate the adequacy of the level of general valuation allowances ("GVAs") on a regular basis, and establish additional loan loss provisions in accordance with the Company's asset classification and loss reserve policies. Exhibit I-4 sets forth the Company's loan loss allowance activity during the review period.

Non-Interest Income

Reflecting its operations as a traditional thrift, the Company funds residential loans for portfolio and maintains a deposit base with a significant portion of certificates of deposit ("CDs") and money market accounts, both of which generally do not provide material levels of fee income. This as well as a smaller customer base and minimal diversification of revenue from other banking products and services, has resulted in a low level of non-interest operating income. Throughout the period shown in Table 1.2, non-interest operating income has ranged from a low of $156,000, or 0.17% of average assets for the 12 months ended September 30, 2013 to a high of $197,000 or 0.22% of average assets in fiscal 2009. Since the Company is a portfolio lender, it does not earn secondary marketing or servicing income and loan fees such as late payment charges are limited, owing to the high credit quality of the portfolio.

Operating Expenses

The Company's operating expenses have trended upward over the period shown in Table 1.2, notwithstanding the Company's limited loan products and traditional focus on funding with CDs and borrowings which entail a limited non-interest cost to acquire and service. Total operating expenses increased by $363,000 from fiscal 2009 through the 12 months ended September 30, 2013, from a level of $2.0 million (2.27% of average assets) to $2.4 million (2.67% of average assets). Over the most recent 12 month period, operating expenses declined slightly due to decreases in compensation expense and a lower level of losses and expenses related to foreclosed real estate, partially offset by increases in equipment and data processing and regulatory and professional fees.

Operating expenses are expected to increase on a post-Offering basis as a result of the expense of the additional stock-related benefit plans. At the same time, Sugar Creek will seek to offset anticipated growth in expenses from a profitability standpoint through balance sheet growth and by reinvestment of the Offering proceeds into loans over the longer term. Additionally, the Company will strive to control its operating expenses, particularly since its thrift operating strategy limits the level of net interest and non-interest fee income, while recognizing, as a smaller institution, Sugar Creek is disproportionately affected by the continually increasing costs of compliance with new banking and other regulations, making it increasingly more difficult to control operating expenses.

Non-Operating Income/Expense

Non-operating income and expenses have typically had a limited impact on earnings and were only reported in the most recent 12 month period. The Company reported $15,000 of non-operating income for the 12 months ended September 30, 2013, reflecting a gain on the involuntary conversion of a nonmonetary asset to a monetary asset resulting from power surge damages to Sugar Creek's computer equipment and receipt of insurance proceeds.

Taxes

The Company's effective tax rate has been generally consistent over the last five and a half fiscal years in a range of 23% to 40% and equaled 38.3% for the 12 months ended September 30, 2013. The Company's marginal tax rate, as stated in the prospectus, is 39.5%.

Efficiency Ratio

The Company's efficiency ratio declined over the last 12 months largely owing to reduction of the net interest margin, which is mainly attributable to spread compression. Specifically, the efficiency ratio diminished from 88.8% in fiscal 2011 to 77.4% in fiscal 2013 and has since increased to 79.3% for the twelve months ended September 30, 2013. On a post-Offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.

Interest Rate Risk Management

The primary aspects of the Company's interest rate risk management include:

- Seeking to originate shorter term fixed rate mortgage loans (i.e., maturities of 15 years or less) or ARM and balloon loans whenever possible;
- Promoting transaction accounts within the competitive and market constraints;
- Utilizing fixed rate borrowings to increase the average duration of the liability funding base;
- Maintaining a base of interest-free equity; and,
- Limiting investment in fixed assets and other non-earning assets, particularly by maintaining very strong credit quality.

The Company's primary lending strategy is focused on residential mortgage lending where demand is limited to fixed rate loans in the current market environment. Accordingly, there is an inherent mismatch in the duration of loans and the funding liabilities at this point in time. Thus, the Company's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will be adversely affected during periods of rising and higher interest rates.

The Company uses a net portfolio value methodology provided by an outside consulting firm to review interest rate risk. The interest rate risk report as of September 30, 2013 indicates that the Company's net portfolio value ("NPV") would decline by 30.81% pursuant to a 200 basis point increase in interest rates, and decrease by 2.93% pursuant to a 100 basis point decrease in interest rates (see Exhibit I-5). Overall, the projected impact to the Company's NPV suggests that the Company's exposure to rising interest rates up to a 200 basis point rate shock is relatively significant, while we believe a reduction in rates is highly unlikely given that short-term rates are near zero in the current environment. At the same time, the Company's interest rate risk exposure is mitigated to an extent by Sugar Creek's equity base, on both a pre- and post-shock basis.

The infusion of stock proceeds will serve to further limit the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company's capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Historically, the Company's lending activities have been focused primarily on residential mortgage lending, and to a lesser extent on commercial mortgage, multi-family, land, and, consumer lending. It is management's intent to continue to emphasize the origination of single-family, owner-occupied mortgage lending, while maintaining the single-family non-owner occupied loan portfolio. Details regarding the Company's loan portfolio composition and characteristics are included in Exhibits I-6 and I-7. As of September 30, 2013, the components of the loan portfolio were as follows:

- Permanent 1-4 family first mortgage loans secured by residential properties totaled $66.5 million, or 89.8% of total loans, thus comprising the majority of the loan portfolio, $57.5 million is owner occupied (77.7% of total loans) and $9.0 million is non-owner occupied (12.1% of total loans);

- Multi-family and commercial mortgages totaled $4.3 million, or 5.8% of total loans;
- Land loans totaled $1.6 million, or 2.2% of total loans; and,
- Consumer loans, including new and used automobile loans and home equity loans, totaled $1.6 million, or 2.1% of total loans.

Residential Lending

As of September 30, 2013, the majority of the loan portfolio consisted of residential mortgage loans collateralized by owner-occupied and non-owner occupied single-family properties. The Company offers fixed rate, balloon, and adjustable rate 1-4 family mortgage loans for portfolio. Fixed rate loans are offered with terms between 10 and 30 years and balloon mortgage loans generally have terms of three to 15 years. The ARM loans adjust annually or every three years, indexed to the one-year U.S. Treasury Index, plus a rate typically equal to 1%. Changes in interest rates on the loans are usually limited to 2% per adjustment period and 6% over the life of the loan. The Company generally requires private mortgage insurance for 1-4 family mortgage loans with a loan-to-value ("LTV") ratio of 90% or more. The majority of 1-4 family mortgage loans originated by the Company are secured by residences in the local market area.

The non-owner occupied residential loans carry increased risk given the source of income for loan repayment is from rental income. Sugar Creek has specific underwriting guidelines for single-family non-owner occupied loans whereby the Company prepares a rental income cash flow analysis of the borrower and considers the net operating income of the property, the borrower's expertise, credit history and profitability, and the value of the underlying property. A debt service coverage ratio of 1.25x is usually part of the approval process.

Commercial Real Estate/Multi-Family Lending

As of September 30, 2013, multi-family and commercial real estate loans together equaled $4.3 million (5.8% of loans), representing a more modest lending activity for the Company. Such lending is attractive due to the higher average balances, higher yields and short terms-to-repricing of these loans. Commercial real estate and multi-family loan balances have declined from $5.4 million or 7.3% of loans as of March 31, 2012, as there has been increased competition and the Company has focused on residential property secured lending. Security for such loans includes professional office buildings and other commercial establishments. These loans usually have terms of up to 15 years and are originated with a maximum LTV ratio of 85%. In recent periods the Company has not emphasized growth in the multi-family and commercial real estate loan portfolios, however, these loans will continue to offered and originated.

Land Loans

Land lending is a limited component of the loan portfolio and totaled $1.6 million, or 2.2% of the loan portfolio as of September 30, 2013. The Company originates fixed-rate loans secured by unimproved land generally for terms of 15 years or less, mostly in connection with residential development projects. Land loans generally have a maximum LTV ratio of 85%.

Non-Mortgage Lending

Consumer loans are offered and originated by Sugar Creek as part of the full service lending operations and to respond to customer demand. Consumer loans primarily consist of new and used automobile and home equity loans, and totaled approximately $1.6 million, or 2.1% of total loans as of September 30, 2013. The Company occasionally makes loans secured by deposit accounts. Automobile loans typically have terms up to five years for new automobiles and four years for used automobiles with a maximum LTV of 89%. Home equity loans are included in the consumer loan balance and are offered with combined LTV ratios up to 80%. Home equity loans have fixed interest rates and terms that typically range from one to 15 years. Sugar Creek does not offer a home equity line of credit loan product.

Origination, Purchasing, and Servicing of Loans

The largest segment of the Company's loan origination volume has historically consisted of 1-4 family residential mortgage loans consistent with the composition of the loan portfolio as previously discussed. Residential mortgage loan originations come from a number of sources, including customer referrals, word of mouth, real estate agents and home builders and walk-in traffic. Loan originations for the six months ended September 30, 2013, totaled $10.7 million ($21.4 million annualized), as compared to $18.5 million and $19.9 million for the prior two fiscal years. Originations of 1-4 family first mortgage loans have continually been the primary component of the Company's lending activities, as the Company originates all loans for portfolio and does not engage in the purchase of loans.

Asset Quality

Historically, the Company's credit quality measures have implied limited credit risk exposure, given the focus on 1-4 family permanent mortgage loans and conservative underwriting in the local market area. Over the past two and a half fiscal years, Sugar Creek's balance of NPAs has trended downward, from $3.6 million, or 3.86% of assets in fiscal 2012 to $2.0 million, or 2.27% of assets as of September 30, 2013 (see Exhibit I-8 for details with respect to the Company's asset quality). The ratio of allowances to non-performing loans has trended upward, while the ratio of allowances to total loans has remained relatively stable over the same time period. (See Exhibit I-4 for details with respect to the Company's valuation allowances and loan charge-offs).

Nonaccrual loans at September 30, 2013 consisted of six loans secured by single-family properties and one consumer loan. The overall level of NPAs remains low and loan charge-offs have been limited, reflective of Sugar Creek's low credit risk lending strategy. The Company's management reviews and classifies loans on a monthly basis and establishes loan loss provisions based on the overall quality, size, and composition of the loan portfolio, as well as other factors such as historical loss experience, industry trends, and local real estate market and economic conditions.

Funding Composition and Strategy

As of September 30, 2013, deposits totaled $72.6 million (see Exhibit I-9). Recently, deposits have declined due to competitive pricing in the market whereby Sugar Creek has been less competitive in its deposit offering rates, preferring to allow higher cost accounts, such as CDs, to be withdrawn. All of the deposit types have declined over the past two and a half fiscal years, with the exception of savings accounts. The Company has made a concerted effort to increase lower-cost transaction deposit accounts and reduce the proportion of traditional higher cost CDs. As of September 30, 2013, the Company's balance of CDs equaled $32.9 million, or 45.4% of the Company's deposits, a decline from $37.8 million, or 49.3% of deposits as of March 31, 2012. Jumbo CDs (balances of $100,000 or more) equaled $8.8 million or 26.8% of total CDs as of September 30, 2013 (see Exhibit I-10). The Company does not hold any brokered CDs.

As of September 30, 2013, money market and savings accounts held the largest portfolios of total deposits, after CDs, totaling $17.0 million (23.5% of total deposits) and $13.8 million (19.0% of total deposits), respectively. The remaining core accounts consisting of interest bearing and non-interest bearing checking accounts, totaling $8.8 million, or 12.2% of the deposit portfolio as of September 30, 2013.

Borrowings have been utilized primarily as a supplemental funding source to fund lending activity and liquidity. As of September 30, 2013, the Company's borrowings totaled $5.0 million, equal to 5.7% of total assets, consisting of one fixed rate FHLB advance. Borrowed funds have been employed both as a liquidity management tool to increase available funds when deposits fall short of the Company's requirements and also as an interest rate risk management tool. Exhibit I-11 provides details of the Company's use of borrowed funds as of September 30, 2013.

Subsidiaries

Presently, the Bank is the only subsidiary of Sugar Creek. The Bank currently does not have any subsidiaries.

Legal Proceedings

Periodically, there have been various claims and lawsuits against the Company, such as claims to enforce liens, condemnation proceedings on properties in which Sugar Creek holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Company's business. Sugar Creek is not a party to any pending legal proceeding that the Company believes would have a material adverse effect on the financial condition, results of operations or cash flows.

# II. MARKET AREA ANALYSIS

## Introduction

Tempo Bank was established in 1889 and currently serves the primary market area through a headquarters office and full-service branch office in western Clinton County. In addition, the Company delivers its banking products and services through alternative delivery mechanisms including the Internet, a 24 hour Voice Master (bank-by-phone) and ATMs. The Company's main office in Trenton and branch office in Breese of Clinton County, Illinois are located approximately 35 miles east of St. Louis, Missouri and are within the St. Louis MSA. The Company's branch banking locations are located in Clinton County, while lending operations have substantially been concentrated within approximately 18 miles of the main office, including the communities in Clinton County, eastern St. Clair County and southeastern Madison County. A map showing the Company's office coverage is set forth below and details regarding the Company's offices are set forth in Exhibit II-1.


Wood River
South Roxana
Edwardsville
Spanish Lake
Bellefontaine Neighbors
Glen Carbon
Pontoon Beach
Highland
Jennings
Normandy
Granite City
Maryville
Troy
Collinsville
St Rose
Venice
Washington Park
St Louis
Shrewsbury
Fairview Heights
O'Fallon
Lebanon
Aviston
Carlyle
Pleasant Mound
Hookdale
Cahokia
Centreville
Shiloh
Scott AFB
New Baden
Germantown
Posey
Swansea
Belleville
Mascoutah
Dupo
Oakville
Millstadt
Columbia
Freeburg
Okawville
Huegely
Stone Church
Nashville
Waterloo
New Athens

The communities served by Sugar Creek in Clinton County and southeastern Madison County are generally rural and have an agriculturally-based economy. St. Clair County, Illinois is immediately due east of St. Louis, Missouri and is home to Scott Air Force Base. The communities that the Company serves in eastern St. Clair County were once dominated by agriculture, however, as the St. Louis MSA has expanded in Illinois, the communities in eastern St. Clair County have experienced economic expansion and now consist of a diverse blend of industries, urban centers and significant corporate investment. Both Madison and St. Clair Counties are more populated and developed areas that are closer to the city of St. Louis and the immediate metropolitan area, while Clinton County, where the branches are located, does not include a sizeable population base.

The St. Louis MSA's is population was estimated at 2.8 million as of 2012. At the same time, Clinton County, served by the Company's branches, had a total population of approximately 38,000, while Madison and St. Clair Counties were much larger (as indicated above) with total populations of 269,000 and 270,000. The rural area of Clinton County has experienced modest growth over the past several years, as the outer suburbs of the city of St. Louis, Missouri have expanded, including Madison and St. Clair Counties. Additionally, a portion of the residents of Clinton County commute to employment in other areas of the region, primarily towards and to the city of St. Louis.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Company, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Company, the relative economic health of the Company's market area, and the impact on market value.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The national economy experienced a severe downturn during 2008 and 2009, as the fallout of the housing crisis caused the wider economy to falter, with most significant indicators of economic activity declining by substantial amounts. The overall economic recession was the worst since the great depression of the 1930s. Approximately 8 million jobs were lost during the recession, as consumers cut back on spending, causing a reduction in the need for many products and services. Total personal wealth declined notably due to the housing crisis and the drop in real estate values. As measured by the nation's gross domestic product ("GDP"), the recession officially ended in the fourth quarter of 2009, after the national GDP expanded for two consecutive quarters (1.7% annualized growth in the third quarter of 2009 and 3.8% annualized growth in fourth quarter of 2009). The economic expansion has continued since that date, with GDP growth of 2.2% for calendar year 2012, which slowed slightly to an average of 1.8% for the first half of 2013. Notably, a large portion of GDP growth during 2009 through the second half of 2013 was generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

For 2012, the national inflation rate averaged a lower annual rate of 2.07% and through the nine months ended September 2013 averaged an even lower rate of 1.54%. Indicating a level of improvement, the national unemployment rate equaled 7.3% as of August 2013, a moderate decline from 8.1% as of August 2012, but still high compared to the long term historical average. There remains uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

The major stock exchange indices have reflected improvement over the last 12 months although with significant period-to-period volatility. As an indication of the changes in the nation's stock markets over the last 12 months, as of November 15, 2013, the Dow Jones Industrial Average closed at 15,961.70, an increase of 27.3% from November 15, 2012, while the NASDAQ Composite Index stood at 3,985.97, an increase of 40.5% over the same time period. The Standard & Poor's 500 Index totaled 1,798.18 as of November 15, 2013, an increase of 32.9% from November 15, 2012.

Based on the consensus outlook of 52 economists surveyed by The Wall Street Journal in October 2013, GDP growth is not expected to approximate 3% through at least 2015, as the pace of growth is expected to be muted for years. A 7.2% unemployment rate is forecasted at the end of 2013, which is expected to continue to decline to 6.6% at the end of 2014, while around 189,000 jobs, on average, are expected to be added per month over the next year. On average, the economists did not expect the Federal Reserve to begin raising its target rate until 2015 at the very earliest and the 10-year Treasury yield is forecasted to be 2.88% by the end of

2013 and increase to 3.47% at the end of 2014 and 3.94% at the end of 2015. The surveyed economists also forecasted home prices would rise by 7.8% in 2013 and housing starts would pick-up in 2014.

The October 2013 housing forecast from the Mortgage Bankers Association (the "MBA") is for existing home sales to increase by approximately 5.1% and new home sales to increase by 10.8% for 2014 as compared to 2013 existing and new home sales. The MBA forecast projected the median sales price for existing and new homes would increase by 3.6% and 5.2%, respectively, in 2014. Total mortgage production was forecasted to decline to $1.190 trillion in 2013 compared to $1.750 trillion in 2013. The forecasted reduction in 2014 originations was due to a 57% reduction in refinancing volume, with refinancing volume forecasted to total $463 billion in 2014. Comparatively, house purchase mortgage originations were predicted to increase by 9.4% in 2014, with purchase lending forecasted to total $723 billion in 2014.

Interest Rate Environment

Reflecting a strengthening economy which could lead to inflation, the Federal Reserve increased interest rates a total of 17 times from 2004 to 2006, with the Federal Funds rate and discount rate peaking at 5.25% and 6.25% in 2006. The Federal Reserve then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Federal Reserve began reacting to the increasingly negative economic news. Beginning in August 2007 and through December 2008, the Federal Reserve decreased market interest rates a total of 12 times in an effort to stimulate the economy.

As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%. These historically low rates were intended to enable a faster recovery of the housing industry, while at the same time lower business borrowing costs, and such rates remained in effect through early 2010. In February 2010, the Fed increased the discount rate to 0.75%, reflecting a slight change to monetary strategy. The effect of the interest rate decreases since mid-2008 has been most evident in short term rates, which decreased more than longer term rates, increasing the slope of the yield curve. This low interest rate environment has been maintained as part of a strategy to stimulate the economy by keeping both personal and business borrowing costs as low as possible. The strategy has achieved its goals, as borrowing costs for residential housing have been at historical lows, and the prime rate of interest remains at a low level. Longer-term interest rates (10-year treasury) increased somewhat in mid-2013 in response to the expectation that the Federal Reserve will cease its treasury buying efforts to keep longer term rates low. As of November 15, 2013, one- and ten-year U.S. government bonds were yielding 0.13% and 2.71%, respectively, compared to 0.18% and 1.58%, as of November 15, 2012. This has had a mixed impact on the net interest margins of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources. However, institutions who originate substantial volumes of prime-based loans have given up some of this pickup in yield as the prime rate declined from 5.00% as of June 30, 2008 to 3.25% as of December 31, 2008, and has remained at that level since that date. Data on historical interest rate trends is presented in Exhibit II-2.

Market Area Demographic and Economic Characteristics

Table 2.1 presents information regarding the demographic and economic trends for the Company's market area from 2010 to 2012 and projected through 2017. Data for the nation and the state of Illinois is included for comparative purposes.

From 2010 to 2012, Clinton County's population increased at a 0.5% annual rate, which exceeded the comparable growth rate for Madison and St. Clair Counties (0.0% and 0.1% annual rates), as well as the state of Illinois, but was slightly lower than the growth rate for the United States. Importantly, however, is the smaller size of Clinton County, with a population of 38,000, much lower than Madison and St. Clair Counties of 269,000 and 270,000. The region's reliance on agriculture and manufacturing employment, as well as the rural setting, have been primary reasons for the smaller population base. While the population base is showing moderate growth, the overall small population base will continue to restrict the demand for financial services products, such as those provided by Sugar Creek, which is a contributing factor as to why the Company is seeking to expand into the larger and growing communities within Madison and St. Clair Counties. The primary market area is projected to experience population growth in line with recent historical trends over the next five years, while household growth is expected to increase above historical trends in the next five years.

Median household income in Clinton County is relatively close to the comparable figure for the state of Illinois, notwithstanding the rural characteristics. In this regard, the median household income in Clinton County equaled $53,270, above both Madison and St. Clair Counties, $50,093 and $45,684, and above the statewide and national aggregates of $53,213

Table 2.1
Sugar Creek Financial Corp.
Summary Demographic Data

| | Year | | | Growth Rate | |
|---|---|---|---|---|---|
| | 2010 | 2012 | 2017 | 2010-2012 (%) | 2012-2017 (%) |
| **Population (000)** | | | | | |
| United States | 308,746 | 313,129 | 323,986 | 0.7% | 0.7% |
| Illinois | 12,831 | 12,931 | 13,088 | 0.4% | 0.2% |
| Clinton County | 38 | 38 | 39 | 0.5% | 0.4% |
| Madison County | 269 | 269 | 270 | 0.0% | 0.0% |
| St. Clair County | 270 | 270 | 272 | 0.1% | 0.1% |
| **Households (000)** | | | | | |
| United States | 116,716 | 118,209 | 122,665 | 0.6% | 0.7% |
| Illinois | 4,837 | 4,861 | 4,955 | 0.2% | 0.4% |
| Clinton County | 14 | 14 | 15 | 0.4% | 0.6% |
| Madison County | 108 | 108 | 108 | 0.0% | 0.1% |
| St. Clair County | 105 | 105 | 107 | -0.1% | 0.3% |
| **Median Household Income ($)** | | | | | |
| United States | NA | 50,157 | 56,895 | NA | 2.6% |
| Illinois | NA | 53,213 | 61,834 | NA | 3.0% |
| Clinton County | NA | 53,270 | 61,473 | NA | 2.9% |
| Madison County | NA | 50,093 | 57,395 | NA | 2.8% |
| St. Clair County | NA | 45,684 | 54,158 | NA | 3.5% |
| **Per Capita Income ($)** | | | | | |
| United States | NA | 26,409 | 29,882 | NA | 2.5% |
| Illinois | NA | 27,812 | 31,929 | NA | 2.8% |
| Clinton County | NA | 25,327 | 28,435 | NA | 2.3% |
| Madison County | NA | 25,955 | 29,519 | NA | 2.6% |
| St. Clair County | NA | 24,274 | 27,878 | NA | 2.8% |

| **2012 Age Distribution (%)** | 0-14 Yrs. | 15-34 Yrs. | 35-54 Yrs. | 55-69 Yrs. | 70+ Yrs. |
|---|---|---|---|---|---|
| United States | 19.6 | 27.4 | 27.1 | 16.6 | 9.2 |
| Illinois | 19.9 | 27.9 | 27.2 | 16.0 | 9.0 |
| Clinton County | 18.3 | 26.1 | 28.6 | 16.4 | 10.7 |
| Madison County | 18.6 | 26.9 | 27.1 | 17.1 | 10.3 |
| St. Clair County | 20.6 | 26.8 | 27.5 | 15.9 | 9.1 |

| **2012 HH Income Dist. (%)** | Less Than 25,000 | $25,000 to 50,000 | $50,000 to 100,000 | $100,000+ |
|---|---|---|---|---|
| United States | 24.7 | 25.1 | 29.9 | 20.3 |
| Illinois | 22.8 | 23.8 | 31.0 | 22.4 |
| Clinton County | 19.1 | 26.2 | 38.3 | 16.3 |
| Madison County | 23.5 | 26.3 | 32.5 | 17.6 |
| St. Clair County | 26.4 | 27.1 | 29.2 | 17.3 |

Source: SNL Financial, LC.

and $50,157. This data indicates that income levels are comparatively higher in Clinton County, which could indicate the somewhat affluent nature of farming with the high prices of corn and federal assistance from the government being known contributing factors. Moreover, the number of commuters that reside in Clinton County, but commute to higher paying jobs in St. Louis or surrounding areas within the St. Louis MSA could also be a factor leading to the county's higher median household income. Similar to the other comparative areas, growth in household income and per capita income is projected to increase by 3% in Clinton County through 2017. However, the per capita income in Clinton County was slightly below both comparable counties, as well as the statewide and national measures. Nevertheless, household income distribution measures show the relative affluence in Clinton County, as it recorded a higher distribution of households with income above $50,000, in comparison to the state of Illinois, the United States, and Madison and St. Clair Counties.

In summary, the demographic characteristics of the primary market area are considered to be modestly positive for facilitating loan and deposit growth based on population statistics and in terms of income levels of the residents.

Regional/Local Economy

The Company's market area contains a cross section of employment sectors, with a mix of service, health care facilities, government, manufacturing, and wholesale/retail trade related employment.

As shown in Table 2.2 on the following page, which lists the major private sector employers in Clinton, Madison and St. Clair Counties, the healthcare industry is well represented, with six healthcare facilities within the largest employers in the Company's primary market area. As mentioned previously, Clinton and Madison Counties are more agriculture based and tend to have more manufacturing or agriculture-related industries within the counties, as compared to the more suburban communities within St. Clair County. St. Clair County is home to Scott Air Force Base, the Company's primary market area's largest employer.

The economy of eastern St. Clair County and the surrounding communities (including the Company's market area) is heavily dependent on Scott Air Force Base, which employs approximately 13,000 military and civilian personnel. In addition, several defense contractors are currently located in communities near Scott Air Force Base. As mentioned previously, a notable number of the Company's loans are to military and civilians employed at Scott Air

Table 2.2
Sugar Creek Financial Corp.
Market Area Largest Employers

| Company/Institution | Industry | Employees |
|---|---|---|
| **Clinton County** | | |
| St. Mary's Hospital | Health Care | 750 |
| State of IL Warren Murray Center | Health Care | 565 |
| Kaskaskia Community College | Education | 450 |
| State of IL Correctional Center | Correctional Institution | 375 |
| Swan Corporation | Manufacturing | 305 |
| St. Joseph's Hospital | Health Care | 300 |
| Graphic Packaging | Manufacturing | 235 |
| Gilster - Mary Lee | Food Manufacturing | 210 |
| Arrow Group Industries | Manufacturing | 200 |
| Big 3 Precision Products | Manufacturing | 150 |
| Jim's Tux Rental | Retail/Wholesale Trade | 150 |
| Wesclin School District 3 | Education | 145 |
| **Madison and St. Clair Counties** | | |
| Scott Air Force Base | Government | 13,000 |
| Memorial Hospital | Health Care | 2,624 |
| Southern Illinois University - Edwardsville | Education | 2,500 |
| U.S. Steel, Granite City Works | Manufacturing | 2,300 |
| Walmart/Sam's Club | Retail/Wholesale Trade | 2,104 |
| Southwestern Illinois College | Education | 1,740 |
| ASF-Keystone | Manufacturing | 1,345 |
| St. Elizabeth's Hospital | Health Care | 1,336 |
| Shop 'N Save | Retail/Wholesale Trade | 1,313 |
| Schnuck's Supermarkets | Retail/Wholesale Trade | 1,163 |
| Southern IL Health Facilities, Inc. | Health Care | 1,136 |
| Global Brass & Copper, Inc. | Manufacturing | 1,132 |

Source: South Central Illinois Growth Alliance; Leadership Council Southwestern Illinois.

Force Base. As a result, in the event of defense budget cuts or the downsizing or closing of the Scott Air Force Base, the Company would be adversely effected, however there is currently no indication of downsizing or closing of Scott Air Force Base, particularly as there has been recent construction on a $65 million building on the grounds of Scott Air Force Base.

O'Fallon is a city in St. Clair County, Illinois, and one of the fastest-growing communities in the St. Louis metropolitan area. The city is the third largest city in the Metro-East and southern Illinois. Due to its close proximity to Scott Air Force Base, the population receives a boost from military and federal civilian personnel, defense contractors, and military retirees.

This region or its surrounding areas, in particular, are where the Company seeks to pursue acquisitions or de novo branching in the future.

Other areas of growth and development in the Company's primary market area are within health care and education. Recently, three hospitals in Madison County, two hospitals in St. Clair County, and one hospital in Clinton County received grants from the state of Illinois in order to fund building renovations and equipment and technology upgrades. Additionally, Memorial Hospital in St. Clair County has started the construction of a new $124 million satellite campus, to be called Memorial Hospital-East, which will also be located in St. Clair County. In terms of education, the Kaskaskia Community College in Trenton (where the Company is headquartered), in Clinton County has announced plans of expansion. Employment data presented in Table 2.3 below indicates that consistent with the profile of the largest employers, services are the most prominent sector for the state of Illinois and Clinton, Madison, and St. Clair Counties, comprising 35%, 30%, 39%, and 37% of total employment, respectively. The other leading industries in the primary market area include wholesale/retail trade, government, and the healthcare industries.

Table 2.3
Sugar Creek Financial Corp.
Primary Market Area Employment Sectors
(Percent of Labor Force)

| Employment Sector | Illinois | Clinton County | Madison County | St. Clair County |
|---|---|---|---|---|
| | (% of Total Employment) | | | |
| Services | 34.9% | 29.7% | 38.5% | 37.2% |
| Healthcare | 12.7% | 13.7% | 13.9% | 15.0% |
| Government | 5.3% | 16.1% | 5.5% | 8.6% |
| Wholesale/Retail Trade | 17.6% | 19.3% | 16.9% | 18.4% |
| Finance/Insurance/Real Estate | 8.4% | 3.7% | 6.2% | 5.6% |
| Manufacturing | 10.0% | 4.6% | 6.7% | 5.3% |
| Construction | 4.4% | 6.4% | 5.5% | 4.3% |
| Information | 2.3% | 1.5% | 1.2% | 1.1% |
| Transportation/Utility | 3.2% | 2.5% | 4.0% | 3.8% |
| Agriculture | 0.3% | 1.8% | 0.3% | 0.4% |
| Other | 1.0% | 0.6% | 1.2% | 0.3% |
| | 100.0% | 100.0% | 100.0% | 100.0% |

Source:SNL Financial, LC; as of 2012.

Unemployment Trends

Comparative unemployment rates for Clinton, Madison, and St. Clair Counties, as well as the United States and Illinois, are shown below in Table 2.4. As of August 2013, Clinton County reported a lower unemployment rate, at 6.7%, in comparison to the state and national averages, at 9.2% and 7.3% respectively. Madison County reported an unemployment rate of 8.3%, which fell below the state aggregate, but was higher than the national average. Conversely, St. Clair County's unemployment rate of 9.5% was higher than the state and national aggregates. The August 2013 unemployment rate for the primary market area counties all followed the nationwide declining trend over the last year, while the state of Illinois posted a higher unemployment rate for August 2013, compared to a year ago. The higher unemployment rates in Madison and St. Clair Counties are related to the close vicinity of these counties to the city of St. Louis, however the recent economic growth in these two counties should serve to lower the related unemployment rates in the future.

Table 2.4
Sugar Creek Financial Corp.
Unemployment Trends

| Region | August 2012 Unemployment | August 2013 Unemployment |
|---|---|---|
| United States | 8.1% | 7.3% |
| Illinois | 8.9% | 9.2% |
| Clinton County | 7.7% | 6.7% |
| Madison County | 8.9% | 8.3% |
| St. Clair County | 10.5% | 9.5% |

Source: U.S. Bureau of Labor Statistics.

Real Estate Trends

1. Home Sales

Home sales activity across Illinois during the month of October 2013 surpassed the mark posted during October 2012, a positive indicator for an industry that has been impacted by the recession that commenced in 2008. October marks 28 months of year-over-year home sales gains statewide. According to statistics provided by the Illinois Association of Realtors ("IAR"), home sales during the ten months ended October 2013 totaled 129,353, a 20.5% increase from the same period posted in 2012 (when the market recorded 107,356 sales). In addition, the median sales price increased by 9.3% (to $153,000) for the ten months ended October 2013, from the level for the same period ended October 2012 ($140,000).

Similarly, home sales in the Company's primary market area reflected an improving trend. According to the Realtor Association of Southwestern Illinois, year-to-date home sales for Clinton and St. Clair Counties remain higher than year-to-date home sales in 2012. Specifically, Clinton County recorded a 20.6% increase in September 2013 year-to-date home sales (217 home sales), increasing from 180 home sales during the same period in 2012. St. Clair County's home sales growth was similar to Clinton County, increasing 20.1% from 1,672 home sales during the year-to-date September 2012 period to 2,008 home sales over year-to-date September 2012. Additionally, the median home price for Clinton County increased 61.6% to $141,000 for September 2013, compared to the September 2012 level, while St. Clair County experienced a declining trend, as the median home price for St. Clair County declined 2.6% to $112,000 from September 2012 to September 2013, respectively. Similar information for Madison County was unavailable.

2. Foreclosure Trends

Single family foreclosures statewide trended generally downward over the ten months ended October 2013, according to RealtyTrac, a company specializing in real estate foreclosure data. In October 2013, one in every 552 housing units in Illinois had a foreclosure filing. Locally, foreclosures also trended downward over the ten months ended October 2013. As of October 2013, Clinton County reported one in every 3,048 housing units with a foreclosure filing, which is significantly lower than the statewide and national levels. Additionally, as of October 2013, Madison County reported one in every 860 housing units with a foreclosure filing, while St. Clair County reported one in every 640 housing units with a foreclosure filing.

Market Area Deposit Characteristics

The Company's retail deposit base is closely tied to the economic fortunes of Clinton County and, in particular, the areas of the region that are nearby to each of the office facilities. Table 2.5 displays deposit market trends from June 30, 2009 through June 30, 2013 for Clinton County and the state of Illinois. Illinois bank and thrift deposits increased at a 3.1% annual rate during the four year period, with savings institutions declining by 2.4% and commercial banks reporting annual deposit growth of 3.5%. The decline in savings institution deposits over the four year time period was largely due to deposit declines in certain larger institutions in troubled condition and less aggressive growth strategies of institutions, in general, given the adverse economic conditions that have existed since 2008. Overall, savings institutions held a market share of 5.4% of total deposits statewide as of June 30, 2013, indicating a relatively modest market position. Clinton County experienced a lower annual deposit growth rate of 2.8% over the four year period, but recorded a 7.8% annualized increase in savings institutions deposits, due to another savings institution moving into the Clinton County market, as Tempo Bank was the only savings institution in Clinton County as of June 30, 2009.

Table 2.5
Sugar Creek Financial Corp.
Deposit Summary

| | As of June 30, | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2009 | | | 2013 | | | Deposit |
| | Deposits | Market Share | No. of Branches | Deposits | Market Share | No. of Branches | Growth Rate 2009-2013 |
| | (Dollars in Thousands) | | | | | | (%) |
| Illinois | $360,231,934 | 100.0% | 4,988 | $407,514,640 | 100.0% | 4,821 | 3.1% |
| Commercial Banks | 336,026,450 | 93.3% | 4,702 | 385,542,910 | 94.6% | 4,560 | 3.5% |
| Savings Institutions | 24,205,484 | 6.7% | 286 | 21,971,730 | 5.4% | 261 | -2.4% |
| Clinton County | $845,669 | 100.0% | 20 | $943,900 | 100.0% | 20 | 2.8% |
| Commercial Banks | 777,902 | 92.0% | 18 | 852,322 | 90.3% | 17 | 2.3% |
| Savings Institutions | 67,767 | 8.0% | 2 | 91,578 | 9.7% | 3 | 7.8% |
| Tempo Bank | 67,767 | 8.0% | 2 | 75,258 | 8.0% | 2 | 2.7% |

Source: FDIC.

The Company's market share in Clinton County, where they have $75.3 million of deposits, represents an 8.0% market share of bank and thrift deposits at June 30, 2013. Over the past four years, the Company has experienced a 2.7% annual increase of deposits, which is close to the 2.8% deposit growth recorded in Clinton County, however, their deposit market share has remained constant, indicating potential for additional deposit growth and increases in market share.

Deposit Competition

The competitive environment for financial institution products and services on a national, regional and local level can be expected to become even more competitive in the future. Consolidation in the banking and thrift industries provides economies of scale to the larger institutions, while the increased presence of investment options provides consumers with attractive investment alternatives to financial institutions. Sugar Creek faces notable competition in both deposit gathering and lending activities, including direct competition with financial institutions that primarily have a local, regional or national presence. Securities firms and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as the Company. With regard to lending competition, the Company encounters the most significant competition from the same institutions providing deposit services. In addition, the Company competes with mortgage companies, independent mortgage brokers, and credit unions.

From a competitive standpoint, the Company benefits from its status of a locally-owned financial institution, longstanding customer relationships, and continued efforts to offer competitive products and services. However, competitive pressures will also likely continue to build as the financial services industry continues to consolidate and as additional non-bank investment options for consumers become available. Table 2.6 lists the Company's largest bank and thrift competitors in Clinton County, which are all locally-based institutions. Other competitors not listed include local credit unions related to Scott Air Force Base and Granite City Steel, among others. The Company's competitors are typically locally based thrifts and banks, credit unions, and regional financial institutions. The larger national financial institutions are still competitors, but are mostly located in the surrounding areas of the county, not within Clinton County. As shown below, Sugar Creek is ranked 5th in deposit market share (Table 2.6) out of twelve deposit institutions in Clinton County, maintaining a 8.0% deposit market share.

Table 2.6
Sugar Creek Financial Corp.
Market Area Deposit Competitors

| Location | Name | Market Share | Rank |
|---|---|---|---|
| Clinton County, IL | Germantown Banc Corp. | 28.30% | |
| | First Co Bancorp Inc. | 17.42% | |
| | First National Bancorp Inc. | 12.08% | |
| | Farmers State Bancorp. Inc. | 8.14% | |
| | **Sugar Creek Financial Corp.** | **7.97%** | **5 out of 12** |

Source: SNL Financial, LC.

## III. PEER GROUP ANALYSIS

This section presents an analysis of Sugar Creek's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Sugar Creek is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments to account for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Sugar Creek, individually or as a whole, key areas examined for differences to determine if valuation adjustments are appropriate were in the following areas: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and, effect of government regulations and regulatory reform.

### Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded thrifts whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than "non-listed thrifts" i.e., those listed on the Over-the-Counter Bulletin Board or Pink Sheets, as well as those that are non-publicly traded and closely-held. Institutions that are not listed on the NYSE or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, MHCs, and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. We typically exclude those companies that were converted less than one year as their financial results do not reflect a full year of reinvestment benefit and since the stock trading activity is not seasoned. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group should be comprised of regionally-based institutions with relatively comparable resources, strategies and financial characteristics. There are 120 publicly-traded thrift institutions nationally, which includes 17 publicly-traded MHCs. Given the limited number of public full stock thrifts, it is typically the case that the Peer Group will be comprised of institutions which are not directly comparable, but the overall group will still be the "best fit" peer group. To the extent that key differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for such key differences. Since Sugar Creek will be a full stock public company upon completion of the Second-Step Conversion, we considered only full stock companies to be viable candidates for inclusion in the Peer Group, excluding those in MHC form.

Based on the foregoing, from the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Sugar Creek. The Peer Group selection process focused on companies with similar assets sizes, comparable asset quality, which had positive core earnings over the last twelve month period. We believe these characteristics are given significant weight by investors in evaluating Sugar Creek and similarly situated institutions.

For inclusion in the Peer Group, we selected all Illinois headquartered publicly-traded thrifts with total assets less than $600 million and positive core earnings on a trailing 12 month basis. Only three publicly-traded thrifts met the criteria and all were included in the Peer Group. Because the regulatory valuation guidelines require that the Peer Group include at least ten companies, in order to select at least ten peer companies, we added all Midwestern based publicly-traded thrifts with less than $575 million in total assets, positive core earnings on a trailing 12 month basis, ROAE of less than 9.0% and NPAs of less than 4.0%. This selection criteria yielded another seven companies, resulting in the ten companies that comprise our Peer Group.

Table 3.1 shows the general characteristics of each of the ten Peer Group companies and Exhibit III-2 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Sugar Creek, we believe that the Peer Group companies, on average, provide a good basis for the valuation subject to valuation adjustments. The following sections present a comparison of Sugar Creek's financial condition, income and expense trends, loan composition, interest rate risk, and credit risk versus the Peer Group as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Sugar Creek's characteristics is detailed in the following pages.

Table 3.1
Peer Group of Publicly-Traded Thrifts

| Ticker | Financial Institution | Exchange | Primary Market | Total Assets (1) ($Mil) | | Offices | Fiscal Mth End | Conv. Date | As of November 15, 2013 Stock Price ($) | As of November 15, 2013 Market Value ($Mil) |
|---|---|---|---|---|---|---|---|---|---|---|
| FCLF | First Clover Leaf Fin Corp. | NASDAQ | Edwardsville, IL | $598 | (2) | 5 | Dec | 7/11/06 | $ 9.05 | $ 63 |
| CZWI | Citizens Community Bncp | NASDAQ | Eau Claire, WI | 555 | | 26 | Sep | 11/1/06 | 7.55 | 39 |
| IROQ | IF Bancorp Inc. | NASDAQ | Watseka, IL | 548 | (2) | 5 | Jun | 7/8/11 | 16.40 | 75 |
| LPSB | LaPorte Bancorp Inc | NASDAQ | La Porte, IN | 500 | | 8 | Dec | 10/5/12 | 10.66 | 65 |
| WAYN | Wayne Savings Bancshares | NASDAQ | Wooster, OH | 400 | | 12 | Dec | 1/9/03 | 10.75 | 31 |
| LSBI | LSB Financial Corp. | NASDAQ | Lafayette, IN | 355 | | 5 | Dec | 2/3/95 | 28.25 | 44 |
| JXSB | Jacksonville Bancorp | NASDAQ | Jacksonville, IL | 321 | | 7 | Dec | 7/15/10 | 19.50 | 36 |
| PBSK | Poage Bankshares Inc. | NASDAQ | Ashland, KY | 300 | (2) | 6 | Sep | 9/13/11 | 14.28 | 46 |
| WBKC | Wolverine Bancorp Inc. | NASDAQ | Midland, MI | 287 | (2) | 4 | Dec | 1/20/11 | 20.33 | 49 |
| MCBK | Madison County Financial Inc. | NASDAQ | Madison, NE | 277 | | 5 | Dec | 10/4/12 | 18.00 | 55 |

(1) As of September 30, 2013 or the most recent quarter end available.
(2) As of June 30, 2013.
Source: SNL Financial, LC.

- **First Clover Leaf Financial Corp. ("FCLF")** is comparable primarily because it operates 5 banking offices just to the north of Sugar Creek's branches; thus FCLF operates in Sugar Creek's regional market. FCLF's asset composition reflected a very similar proportion of cash and equivalents, a higher level of MBS and investments and lower level of net loans. The loan portfolio composition was significantly less concentrated in 1-4 family loans, with meaningful concentrations in commercial real estate ("CRE"), commercial business loans ("C&I loans"), and multi-family loans. The funding composition in terms of deposits and borrowings was also similar. FCLF's asset quality ratios were somewhat inferior. Net interest income was lower, but non-interest income was higher and non-interest expense lower, resulting in higher net income to average assets.

- **Citizens Community Bancorp ("CZWI")** is comparable because of its 1-4 family concentration (combined with MBS) and similar funding mix. CZWI operates a total of 26 banking offices, of which 17 are located in Wisconsin with two offices in Michigan and seven in Minnesota. CZWI's asset composition reflected a comparable proportion of loans and higher MBS & investments. The loan portfolio was concentrated in 1-4 family and consumer lending. CZWI had no meaningful levels of any other types of loans. CZWI's NPA ratios overall are comparable. CZWI had higher non-interest expense as a percent of average assets and lower overall earnings.

- **IF Bancorp Inc. ("IROQ")** is comparable because it operates primarily in Sugar Creek's home state with 4 banking offices in eastern Illinois and one in Missouri, southeast of St. Louis. IROQ's asset composition reflected a somewhat lower proportion of loans and higher proportion of MBS and investments. Funding was more heavily weighted to borrowings. Lending was diversified. IROQ asset quality ratios were favorable. IROQ's earnings for the 12 months ended Jun 30, 2013 were higher, primarily because of higher non-interest income, higher non-operating income and somewhat lower operating expenses.

- **LaPorte Bancorp, Inc. ("LPSB")** operates 8 banking offices in northwestern Indiana, and is comparable because it is in a comparable market outside a major metropolitan area. LPSB's balance sheet reflected a lower level of net loans and higher level of MBS and investments. This is typical given that LaPorte recently completed its second step conversion stock offering in October 2012 and has not been able to fully deploy the offering proceeds into loans. LPSB also had measurably higher equity because it had not fully leveraged the proceeds from its stock offering. Funding was weighted more to borrowings. LPSB's interest-earning assets showed a lower concentration in 1-4 family mortgages and MBS combined with meaningful CRE exposure. Asset quality ratios were comparable, although reserve coverage ratios were more favorable. LPSB had higher earnings as a percentage of average assets, primarily because of higher non-interest income and non-operating income.

- **Wayne Savings Bancshares ("WAYN")** is comparable because of its comparable 1-4 family lending (combined with MBS) concentration. WAYN operates 12 banking offices in northeast Ohio. WAYN's asset composition reflects a lower level of loans and higher level of MBS and investments. Funding composition was similar. Portfolio composition for WAYN is similarly weighted toward 1-4 family and MBS, although WAYN's also has a meaningful CRE concentration. WAYN's asset quality measures are comparable overall. WAYN's net earnings to average assets were comparable.

- **LSB Financial Corp. ("LSBI")** is comparable because it operates in a similar market with 5 banking offices in Indiana. LSBI's asset composition reflected a comparable level of loans with higher MBS and investments combined. LSBI's funding was similar. Portfolio composition for LSBI was less heavily weighted toward 1-4 family loans and MBS combined. LSBI had concentrations in CRE and multi-family. LSBI's asset quality measures were inferior, while reserve levels were higher. LSBI's net earnings were higher, with significantly higher non-interest income and non-operating income, along with somewhat higher non-interest expense.

- <u>Jacksonville Bancorp ("JXSB")</u> is comparable because it operates 7 banking offices in southern Illinois in proximity to Sugar Creek's market. JXSB's balance sheet reflected lower level of loans and a similar funding mix. JXSB loan portfolio had a lower concentration in 1-4 family loans combined with MBS, but higher C&I and CRE loans. JXSB's asset quality ratios were comparable; reserve coverage was better. Earnings were higher, primarily because of significantly higher non-interest income and non-operating income.
- <u>Poage Bankshares Inc. ("PBSK")</u> is comparable because it reflected a comparable concentration in 1-4 family loans and MBS combined with no other loan portfolio concentrations and operates 6 banking offices in central Kentucky, a market that is similar to Sugar Creek's. The funding mix reflected somewhat lower deposits and higher equity. PBSK reported more favorable asset quality ratios and significantly higher reserve coverage. Earnings as a percent of average assets for the 12 months ended June 30, 2013 were comparable.
- <u>Wolverine Bancorp Inc. ("WBKC")</u> is comparable because it operates 4 banking offices in the upper Michigan peninsula, a similar market. WBKC's balance sheet composition was similarly concentrated in loans. Cash was also similarly high. Funding was more heavily weighted toward borrowings Portfolio composition excluded MBS, and reflected significant concentrations in CRE and multi-family loans and meaningful construction and land exposure, placing WBKC at the upper end of the Peer Group range. WBKC's earnings for the 12 months ended June 30, 2013 were higher, primarily because of higher non-interest income and non-operating income, with somewhat higher non-interest expense. Asset quality was inferior, but reserve coverage better.
- <u>Madison County Financial Inc. ("MCBK")</u> is comparable because it operates 5 banking offices in Nebraska, northeast of Omaha, in a similar rural market. MCBK's balance sheet composition reflected a similar level of loans, funded by a somewhat lower level of deposits and a much higher equity position. MCBK completed its second step conversion in October 2012. Portfolio loans were more heavily concentrated in CRE loans. MCBK's asset quality was more favorable. MCBK's earnings were higher as a result of higher non-interest income, lower operating expenses and higher non-operating income.

In the aggregate, the Peer Group companies maintain a somewhat higher tangible equity level, in comparison to the industry median (13.63% of assets versus 11.42% for all non-MHC public companies), and generate a higher level of core profitability (0.67% of average assets for the Peer Group versus 0.43% of average assets for all non-MHC public companies). Despite the Peer Group's modestly higher tangible equity, higher core earnings levels translated into a higher median core ROE ratio (4.91% for the Peer Group versus 2.98% for all non-MHC public companies). Overall, the Peer Group's pricing ratios were somewhat discounted to all non-MHC public companies. The median price/tangible book ("P/TB") ratio was at a modest discount to the industry median, while the Peer Group's price/assets ("P/A") ratio was at a slight premium to the industry median. The Peer Group's core price /earnings ("P/E") multiple was at a modest discount to the industry median.

| | *All Non-MHC Public-Thrifts* | *Peer Group* |
|---|---|---|
| Financial Characteristics (Medians) | | |
| Assets ($Mil) | $753 | $377 |
| Market Capitalization ($Mil) | $95 | $47 |
| Tangible Equity/Assets (%) | 11.42% | 13.63% |
| Core Return on Average Assets (%) | 0.43% | 0.67% |
| Core Return on Average Equity (%) | 2.98% | 4.91% |
| | | |
| Pricing Ratios (Medians)(1) | | |
| Price/Core Earnings (x) | 20.63x | 16.80x |
| Price/Tangible Book (%) | 100.00% | 90.21% |
| Price/Assets (%) | 12.46% | 12.83% |

(1) Based on market prices as of November 15, 2013.

Given the limitation in finding fully public companies that are similar to Sugar Creek in terms of total assets and market capitalization, the thrifts selected for the Peer Group were relatively comparable to Sugar Creek in terms of the overall selection criteria and are considered the "best fit" group. While there are many similarities between Sugar Creek and the Peer Group on average, there are some notable differences that lead to the valuation adjustments discussed herein. The following comparative analysis highlights key similarities and differences between Sugar Creek and the Peer Group.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Sugar Creek and the Peer Group, reflecting balances as of September 30, 2013 or the most recent date available.

On a reported basis, Sugar Creek's equity-to-assets ratio of 11.53% was below the Peer Group's median and average equity-to-assets ratios of 14.0% and 15.23%. Tangible equity-to-assets ratios for the Company equaled 11.53%, which was also below the Peer Group median and average of 13.63% and 14.76%, respectively, with the Peer Group reporting a limited intangible assets balance, while the Company did not have any intangible assets.

The Company's pro forma equity position will increase with the addition of stock proceeds, providing the Company with an equity and tangible equity ratio (the Company has no

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of September 30, 2013

| | | Balance Sheet as a Percent of Assets | | | | | | | | | | Balance Sheet Annual Growth Rates | | | | | | | Regulatory Capital | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Cash & Equivalents | MBS & Invest | BOLI | Net Loans (1) | Deposits | Borrowed Funds | Subd. Debt | Net Worth | Goodwill & Intang | Tng Net Worth | Assets | MBS, Cash & Investments | Loans | Deposits | Borrows. &Subdebt | Net Worth | Tng Net Worth | Tangible | Core | Reg.Cap. |
| Sugar Creek Financial Corp. | | | | | | | | | | | | | | | | | | | | | |
| September 30, 2013 | | 13.4% | 1.3% | 0.0% | 83.2% | 82.2% | 5.7% | 0.0% | 11.5% | 0.0% | 11.5% | -2.71% | -6.99% | -1.50% | -3.90% | 0.00% | 8.17% | 8.17% | 11.05% | 11.05% | 22.65% |
| All Public Companies | | | | | | | | | | | | | | | | | | | | | |
| Averages | | 6.0% | 21.0% | 1.9% | 66.7% | 74.4% | 10.5% | 0.4% | 13.4% | 0.7% | 12.7% | 4.07% | 1.66% | 5.65% | 4.22% | 0.14% | 1.13% | 0.68% | 12.92% | 12.76% | 21.23% |
| Medians | | 4.3% | 16.7% | 2.0% | 68.3% | 75.9% | 8.5% | 0.0% | 12.6% | 0.0% | 11.9% | 1.50% | -0.52% | 3.54% | 1.24% | -0.40% | -0.63% | -0.59% | 12.36% | 12.20% | 19.72% |
| Comparable Group | | | | | | | | | | | | | | | | | | | | | |
| Averages | | 5.0% | 23.3% | 1.6% | 66.4% | 74.2% | 9.4% | 0.2% | 15.2% | 0.5% | 14.7% | 2.92% | 18.09% | 0.93% | 2.39% | -0.48% | 10.64% | 11.75% | 10.94% | 10.94% | 19.00% |
| Medians | | 3.3% | 22.9% | 1.8% | 63.0% | 76.1% | 8.0% | 0.0% | 14.0% | 0.2% | 13.6% | 2.30% | 6.22% | 0.90% | 1.14% | 1.28% | -3.94% | -4.07% | 9.90% | 9.90% | 17.84% |
| Comparable Group | | | | | | | | | | | | | | | | | | | | | |
| CZWI Citizens Community Bncp | | 3.5% | 15.0% | 0.5% | 78.4% | 80.7% | 9.0% | 0.0% | 9.8% | 0.0% | 9.7% | 4.59% | 8.93% | 2.99% | 6.00% | 1.52% | -1.67% | -1.57% | 9.90% | 9.90% | 16.30% |
| FCLF First Clover Leaf Fin Corp. | (2) | 13.6% | 17.7% | 1.4% | 61.4% | 78.3% | 8.2% | 0.7% | 12.6% | 2.0% | 10.6% | 11.12% | 78.47% | -6.34% | 15.51% | 1.28% | -3.68% | -3.94% | 9.54% | 9.54% | 17.68% |
| IROQ IF Bancorp Inc. | (2) | 1.2% | 37.7% | 1.4% | 57.7% | 67.8% | 16.3% | 0.0% | 14.9% | 0.0% | 14.9% | 7.08% | -9.68% | 21.96% | 7.76% | 18.90% | -5.65% | -5.65% | 15.30% | 15.30% | 27.70% |
| JXSB Jacksonville Bancorp | | 2.7% | 35.7% | 2.1% | 54.8% | 77.2% | 7.8% | 0.0% | 13.1% | 0.9% | 12.2% | 1.62% | 0.31% | 1.94% | -4.21% | NM | -6.00% | -6.39% | 11.24% | 11.24% | 18.00% |
| LPSB LaPorte Bancorp Inc | | 3.0% | 34.3% | 2.7% | 54.8% | 67.1% | 14.1% | 1.0% | 16.7% | 1.7% | 14.9% | 2.98% | 36.72% | -12.67% | -7.69% | 32.85% | 40.62% | 47.89% | NA | NA | NA |
| LSBI LSB Financial Corp. | | 7.7% | 15.1% | 1.9% | 71.7% | 85.1% | 2.8% | 0.0% | 11.3% | 0.0% | 11.3% | 0.07% | 77.62% | -12.24% | 0.90% | -33.33% | 4.81% | 4.81% | NA | NA | NA |
| MCBK Madison County Financial Inc. | | 1.6% | 16.5% | 1.7% | 76.5% | 73.5% | 2.2% | 0.0% | 22.9% | 0.4% | 22.5% | 8.26% | 4.67% | 10.29% | 9.65% | -4.76% | 91.31% | 95.65% | NA | NA | 18.60% |
| PBSK Poage Bankshares Inc. | (2) | 4.3% | 31.8% | 2.3% | 58.4% | 74.9% | 4.8% | 0.0% | 19.5% | 0.0% | 19.5% | -6.13% | -10.17% | -4.03% | -5.22% | -24.59% | -4.23% | -4.23% | NA | NA | NA |
| WAYN Wayne Savings Bancshares | | 2.0% | 28.2% | 2.2% | 64.5% | 81.7% | 7.4% | 0.0% | 9.6% | 0.4% | 9.2% | -0.35% | -13.79% | 7.59% | -0.23% | 3.75% | -4.88% | -4.88% | 8.70% | 8.70% | 15.50% |
| WBKC Wolverine Bancorp Inc. | (2) | 10.3% | 1.6% | 0.0% | 85.8% | 55.2% | 21.6% | 0.0% | 21.9% | 0.0% | 21.9% | -0.03% | 7.57% | -0.15% | 1.39% | 0.11% | -4.19% | -4.19% | NA | NA | NA |

(1) Includes loans held for sale.
(2) As of June 30, 2013.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

intangible equity and the ratios are therefore the same) of 13.95%, which is in line with the Peer Group's equity and tangible equity ratios of 14.0% and 13.63%, respectively. As a result of the Second-Step Conversion, the increase in Sugar Creek's pro forma equity position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. As the Peer Group's capital ratios and Sugar Creek's pro-forma capital ratios both reflect surpluses with respect to the regulatory minimum well capitalized requirements, they are both negatively impacted by the drag on ROE stemming from excess capital. The ability to leverage the increased equity and improve the ROE will be dependent upon the ability of the Company to execute a business plan focused on balance sheet and earnings growth.

The interest-earning assets ("IEA") composition reflects differences in terms of the proportion of loans, as Sugar Creek's ratio of loans to assets of 83.2% was higher than the Peer Group median ratio of 63.0%. Conversely, Sugar Creek's level of MBS and investments of 1.3% (Sugar Creek had no MBS in its investment portfolio) were significantly lower than the Peer Group's 22.9%. The company's cash and equivalents was equal to 13.4% of assets, which was much higher than the Peer Group median of 3.3%.

The Company's lending strategy revolves almost exclusively around mortgage loans, with mortgage loans accounting for approximately 98% of total loans. Mortgage loans consist primarily of 1-4 family mortgages secured by owner occupied and to a lesser degree non-owner occupied 1-4 family properties within Sugar Creek's local communities in Clinton County, eastern St. Clair County, and southeastern Madison County. Sugar Creek had less than 5% of its total loans in multi-family, CRE, land and home equity loans and has no other consumer loans.

Overall, Sugar Creek's IEA amounted to 97.9% of assets, which is somewhat higher than the Peer Group's median ratio of 91.0%. While the Company's IEA included no BOLI, the Peer Group's median IEA ratio includes 1.8% BOLI. On a pro forma basis, immediately following the Second-Step Conversion, a portion of the offering proceeds will initially be invested into shorter-term investment securities, increasing the relative proportion of cash and investments for the Company over the short term, pending longer term deployment into higher yielding loans. IEA for the Company overall will strengthen and increase the excess of Sugar Creek's IEA vs. the Peer Group's.

Sugar Creek's funding liabilities reflected a funding strategy that was relatively similar to that of the Peer Group. The Company's deposits equaled 82.2% of total assets, which is somewhat higher than the average and median for the Peer Group of 74.2% and 76.1% of total assets, respectively. The Company's borrowings equaled 5.7% of total assets, which fell below the average and median of 9.6% and 8.0% (inclusive of subordinated debt) for the Peer Group. Total interest-bearing liabilities ("IBL") maintained as a percent of assets equaled 87.9% and 84.1% for Sugar Creek and the Peer Group median, respectively, with the Company's higher ratio a result of its lower capital position. The ratio of IBL will be reduced on a post-Offering basis as the Company funds a greater portion of its operations with equity.

A key measure of balance sheet strength for a financial institution is the IEA/IBL ratio, with higher ratios often facilitating stronger profitability levels, depending on the overall asset/liability mix. Presently, the Company's IEA/IBL ratio of 111.4% is slightly higher the Peer Group's median ratio 108.2%. The additional equity realized from stock proceeds will further increase the Company's IEA/IBL ratio relative to the Peer Group, as the net proceeds realized from Sugar Creek's Offering are expected to be reinvested into interest-earning assets and the increase in the Company's equity position will result in a lower level of interest-bearing liabilities funding assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. During this period, the Company recorded modest asset shrinkage of 2.71% versus modest asset growth of 2.30% for the Peer Group based on the median. While Sugar Creek's assets shrinkage was modest, the composition of assets changed more significantly. In this regard, the Company's loan portfolio shrank by 1.5%, while the Peer Group's grew by a relatively insignificant 0.9% based on the median. Similarly, Sugar Creek's MBS, cash and investments declined by 6.99%, while the Peer Group's grew by 6.22% and 18.09% based on the median and average, respectively. Sugar Creek's modest asset shrinkage was accompanied by a 3.9% decrease in deposits, with borrowings unchanged, while the Peer Group had slight median deposit and borrowings growth of 1.14% and 1.28%, respectively used to fund loan as well as MBS, cash and investment growth. Based on the Peer Group average, borrowings actually shrank by 0.48%.

The Company's equity increased by 8.17% during the 12 months ended September 30, 2013, while Peer Group equity diminished by 3.94% based on the median over the 12 months ended September 30, 2013. While the Peer Group's average equity increased 10.64%, we focused on the median change, since two companies included in the Peer Group completed conversions transactions in October 2012 and thereby significantly increased the Peer Group average equity-to-asset growth rates. The Company's post-Offering equity will increase from

11.50% to 13.95% as a result of the conversion and come in line with the Peer Group median of 14.0%. While the Company has targeted earnings to improve over time, Sugar Creek's high equity ratio will tend to limit the near term improvement, consistent with the Peer Group.

Income and Expense Components

Table 3.3 shows comparative income statement measures for the Company and the Peer Group, reflecting earnings for the 12 months ended September 30, 2013, or the most recent date available. Sugar Creek reported net income was 0.44% of average assets, which was lower than the Peer Group's median earnings of 0.72%. The Company's net interest income of 3.19% fell in line with the Peer Group average of 3.18% and Sugar Creek operated with a lower ratio of loan loss provisions (0.01% vs. the Peer Group median of 0.21%).

Sugar Creek's non-interest income of 0.17% was significantly lower than the Peer Group median of 0.66%. The lower non-interest income results from the fact that the Company is a traditional thrift and its non-interest income is limited to loan and deposit related fee income, while the Peer Group median reflects a modest amount of loans serviced for others ($65.7 million) and servicing assets ($324,000), which generate fee income. Moreover, the de minimis amount of investment securities (1.3%) and lack of MBS on Sugar Creek's balance sheet vs. the Peer Group median of 22.9% are the reason for the lack of gain-on-sale income opportunities.

Non-interest expense of 2.67% was right in line with the Peer Group median of 2.68%. Operating expenses are expected to increase modestly on a post-Offering basis as a result of the expense of the additional stock-related benefit plans, which the Company will seek to offset through balance sheet growth and by reinvestment of the Offering proceeds.

The limited gain-on-sale items in Sugar Creek's income statement was also evident in the level of non-operating income shown in Table 3.3. For the 12 months ended September 30, 2013, The Company recorded a minimal 0.02% of average assets of non-operating income. Comparatively, the Peer Group recorded median and average non-operating income of 0.32% and 0.36% of average assets, representing a material income advantage for the Peer Group.

Overall, Sugar Creek's lower non-interest income and lack of meaningful gains on sale of assets (0.02% vs. the Peer Group median of 0.32%), combined with a higher effective tax rate (38.34% vs. the Peer Group median of 31.06%), were the primary causes of the Company's lower reported net income compared to the Peer Group.

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended September 30, 2013

| | | Net Income | Net Interest Income | | | | | | | Non-Op. Items | | Yields, Costs, and Spreads | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Net Income | Income | Expense | NII | Loss Provis. on IEA | NII After Provis. | Total Non-Int Income | Total Non-Int Expense | Net Gains/Losses | Extrao. Items | Yield On Assets | Cost Of Funds | Yld-Cost Spread | MEMO: Assets/ FTE Emp. | MEMO: Effective Tax Rate |
| **Sugar Creek Financial Corp.** | | | | | | | | | | | | | | | | |
| September 30, 2013 | | 0.44% | 3.99% | 0.80% | 3.19% | 0.01% | 3.18% | 0.17% | 2.67% | 0.02% | 0.00% | 4.16% | 0.95% | 3.21% | $5,198 | 38.34% |
| **All Public Companies** | | | | | | | | | | | | | | | | |
| Averages | | 0.54% | 3.75% | 0.74% | 3.01% | 0.21% | 2.80% | 0.71% | 3.05% | 0.40% | 0.00% | 4.01% | 0.87% | 3.14% | $5,528 | 30.57% |
| Medians | | 0.60% | 3.72% | 0.69% | 3.03% | 0.13% | 2.87% | 0.59% | 2.87% | 0.12% | 0.00% | 3.98% | 0.83% | 3.17% | $4,849 | 33.22% |
| **Comparable Group** | | | | | | | | | | | | | | | | |
| Averages | | 0.70% | 3.93% | 0.75% | 3.18% | 0.27% | 2.91% | 0.75% | 2.74% | 0.36% | 0.00% | 4.13% | 0.97% | 3.17% | $4,497 | 30.62% |
| Medians | | 0.72% | 3.82% | 0.69% | 3.11% | 0.21% | 2.94% | 0.66% | 2.68% | 0.32% | 0.00% | 4.10% | 0.90% | 3.22% | $4,276 | 31.06% |
| **Comparable Group** | | | | | | | | | | | | | | | | |
| CZWI Citizens Community Bncp | | 0.19% | 4.53% | 0.98% | 3.55% | 0.58% | 2.98% | 0.61% | 3.22% | -0.05% | 0.00% | 4.62% | 1.15% | 3.47% | $3,031 | 37.75% |
| FCLF First Clover Leaf Fin Corp. | (1) | 0.76% | 3.56% | 0.68% | 2.88% | 0.21% | 2.68% | 0.52% | 2.15% | 0.35% | 0.00% | 3.80% | 0.88% | 2.92% | $6,226 | 30.50% |
| IROQ IF Bancorp Inc. | (1) | 0.70% | 3.30% | 0.58% | 2.72% | 0.11% | 2.61% | 0.71% | 2.37% | 0.26% | 0.00% | 3.47% | 0.72% | 2.75% | $5,951 | 36.04% |
| JXSB Jacksonville Bancorp | | 1.06% | 3.81% | 0.60% | 3.21% | 0.05% | 3.16% | 1.16% | 3.20% | 0.49% | 0.00% | 4.11% | 0.77% | 3.34% | $3,174 | 27.06% |
| LPSB LaPorte Bancorp Inc | | 0.84% | 3.75% | 0.74% | 3.01% | 0.07% | 2.98% | 0.56% | 2.52% | 0.29% | 0.00% | 4.10% | 0.92% | 3.18% | $4,502 | 23.43% |
| LSBI LSB Financial Corp. | | 0.75% | 3.92% | 0.70% | 3.22% | 0.32% | 2.90% | 1.29% | 3.02% | 0.58% | 0.00% | 4.17% | 0.87% | 3.30% | $3,947 | 36.48% |
| MCBK Madison County Financial Inc. | | 1.07% | 4.21% | 0.63% | 3.57% | 0.44% | 3.15% | 0.70% | 2.37% | 0.22% | 0.00% | 4.35% | 0.91% | 3.44% | $5,652 | 26.82% |
| PBSK Poage Bankshares Inc. | (1) | 0.55% | 3.83% | 0.81% | 3.01% | 0.22% | 2.74% | 0.46% | 2.66% | 0.47% | 0.00% | 4.06% | 1.07% | 2.99% | $4,469 | 31.62% |
| WAYN Wayne Savings Bancshares | | 0.51% | 3.58% | 0.59% | 2.99% | 0.02% | 2.97% | 0.41% | 2.69% | 0.04% | 0.00% | 3.75% | 0.73% | 3.02% | $4,082 | 24.86% |
| WBKC Wolverine Bancorp Inc. | (1) | 0.60% | 4.80% | 1.16% | 3.64% | 0.67% | 2.91% | 1.10% | 3.15% | 0.96% | 0.00% | 4.92% | 1.66% | 3.26% | $3,934 | 31.66% |

(1) As of June 30, 2013.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Loan Composition

Table 3.4 presents data related to the comparative loan portfolio composition. The Company's loan portfolio composition reflected a significantly higher concentration of 1-4 family permanent mortgage loans and MBS (note that while the Peer Group has MBS, Sugar Creek does not) relative to the Peer Group median (76.30% of assets versus 38.98% of assets for the Peer Group), reflective of the Company's traditional thrift business model. The Company did not report a balance of loan servicing assets, while eight of the ten Peer Group companies did.

Diversification into higher risk and higher yielding types of lending was more significant for the Peer Group compared to the Company, as the ratio of such loans equaled 27.77% versus 7.41% for the Company. This is reflected in the Company's lower risk weighted assets-to-assets ratio of 50.60% versus the Peer Group's average and median ratios of 72.57% and 65.77%. The only meaningful higher risk lending reflected on the Company's balance sheet is CRE and multi-family lending, which represents 3.85% of total assets, compared to the Peer Group median of 18.31%.

The management of Sugar Creek has indicated its intention to continue to have approximately 75% of its loan portfolio invested in 1-4 family loans. Sugar Creek's current business strategy is to continue its focus on both owner occupied and non-owner occupied 1-4 family lending opportunities, and to a lesser degree multi-family and CRE lending opportunities to existing customers. The Company expects the St. Louis, Missouri market to continue its eastward growth to the communities it serves in Illinois and that this trend combined with the presence of Scott Air Force Base will continue to present lending opportunities for the Bank for years to come. Scott Air Force Base has been a primary driver for Sugar Creek's 1-4 family lending business as military and civil service personnel are rotated through the base and will purchase and sell homes more frequently than permanent local residents, affording the Company with more repeat lending opportunities on the same 1-4 family homes. In addition, the Company has existing relationships with a number of local builders, who refer permanent 1-4 family mortgage lending opportunities to Sugar Creek for the 1-4 family homes they construct and sell. The Company also has relationships with approximately one dozen 1-4 family real estate investors, who buy homes and use them as rental properties.

The Company expects that the additional capital raised in the offering and resulting larger legal lending limit will allow it to pursue larger lending relationships typically associated with 1-4 family non-owner occupied, and select multi-family and CRE lending opportunities for existing customers.

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of September 30, 2013

| Institution | | MBS (%) | 1-4 Family (%) | Constr. & Land (%) | Multi-Family (%) | Comm RE (%) | Commerc. Business (%) | Consumer (%) | RWA/ Assets (%) | Serviced For Others ($000) | Servicing Assets ($000) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Portfolio Composition as a Percent of Assets | | | | | | | | | |
| Sugar Creek Financial Corp. | | 0.00% | 76.30% | 1.85% | 1.02% | 3.85% | 0.00% | 0.69% | 50.60% | $0 | $0 |
| **All Public Companies** | | | | | | | | | | | |
| Averages | | 12.50% | 32.88% | 3.00% | 6.29% | 16.71% | 4.24% | 1.81% | 63.21% | $1,581,866 | $15,859 |
| Medians | | 10.67% | 30.84% | 2.19% | 2.20% | 16.99% | 3.00% | 0.36% | 64.03% | $33,410 | $305 |
| **Comparable Group** | | | | | | | | | | | |
| Averages | | 9.63% | 28.56% | 2.33% | 6.21% | 18.34% | 3.69% | 4.53% | 72.57% | $62,437 | $404 |
| Medians | | 10.16% | 28.82% | 1.60% | 3.35% | 18.31% | 3.29% | 1.22% | 65.77% | $65,704 | $324 |
| **Comparable Group** | | | | | | | | | | | |
| CZWI Citizens Community Bncp | | 7.37% | 46.24% | 0.19% | 0.60% | 0.65% | 0.03% | 31.83% | 65.69% | $0 | $0 |
| FCLF First Clover Leaf Fin Corp. | (2) | 5.91% | 22.02% | 4.07% | 4.76% | 20.43% | 9.77% | 0.24% | 63.58% | $108,533 | $869 |
| IROQ IF Bancorp Inc. | (2) | 13.63% | 28.37% | 0.36% | 10.67% | 13.64% | 3.52% | 1.76% | NA | $74,672 | $502 |
| JXSB Jacksonville Bancorp | | 16.14% | 16.75% | 1.81% | 0.32% | 20.46% | 7.78% | 4.41% | 65.85% | $147,334 | $648 |
| LPSB LaPorte Bancorp Inc | | 17.36% | 10.40% | 2.35% | 3.19% | 13.90% | 3.25% | 1.05% | NA | $65,984 | $373 |
| LSBI LSB Financial Corp. | | 3.04% | 31.57% | 2.27% | 13.97% | 22.08% | 3.34% | 0.33% | NA | $132,078 | $1,073 |
| MCBK Madison County Financial Inc. | | 0.00% | 13.13% | 1.01% | 3.09% | 43.82% | 3.77% | 1.38% | 100.13% | $65,423 | $0 |
| PBSK Poage Bankshares Inc. | (2) | 12.94% | 45.87% | 1.38% | 0.35% | 5.69% | 2.11% | 3.67% | NA | $0 | $211 |
| WAYN Wayne Savings Bancshares | | 19.92% | 41.99% | 1.09% | 3.51% | 16.19% | 2.40% | 0.25% | 61.14% | $30,349 | $274 |
| WBKC Wolverine Bancorp Inc. | (2) | 0.00% | 29.28% | 8.76% | 21.63% | 26.53% | 0.98% | 0.40% | 79.05% | $0 | $88 |

(1) As of the quarter ended June 30, 2013.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Credit Risk

Overall, based on a comparison of credit quality measures, the Company's credit risk exposure was considered to be comparable to the Peer Group averages and medians. As shown in Table 3.5 below, the Company's NPAs/assets and NPLs/loans ratios equaled 2.27% and 2.29%, respectively, versus comparable median measures of 1.84% and 2.52% for the Peer Group.

Reserve coverage in relation to NPAs was significantly less favorable for the Company (18.37%) than the Peer Group median (56.83%) and average (63.05%), but supported by the fact that Sugar Creek had no net loan charge-offs as a percent of loans over the period whereas the Peer Group had 0.17% of loans and 0.23% of loans.

Interest Rate Risk

Table 3.6 on the following page reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group on a pre-Offering basis. In terms of balance sheet composition, Sugar Creek's interest rate risk characteristics overall were comparable to the Peer Group median. The Company's tangible equity-to-assets ratio was somewhat lower than the Peer Group median (11.5% vs. 13.6%) as was the IEA/IBL. Conversely, the Company's non-interest earning assets were significantly lower than the Peer Group median (2.1% vs. 5.3%). On a pro forma basis, the infusion of stock proceeds should serve to provide the Company with comparative advantages over the Peer Group's balance sheet interest rate risk characteristics, with respect to the increases that will be realized in the Company's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Sugar Creek and the Peer Group. In general, the fluctuations in the Company's ratios were similar to those experienced by the Peer Group, implying that the interest rate risk associated with the Company's net interest income was similar in comparison to the Peer Group, based on the interest rate environment that prevailed during the period covered in Table 3.6. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Sugar Creek's assets and the proceeds will be substantially deployed into interest-earning assets. While the relative risk exposure in comparison to the Peer Group is difficult to quantify, it is believed that the Company earnings and capital would be impacted by rising interest rates similarly to the Peer Group's.

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of September 30, 2013

| Institution | | | REO/ Assets (%) | NPAs & 90+Del/ Assets (1) (%) | NPLs/ Loans (1) (%) | Rsrves/ Loans HFI (%) | Rsrves/ NPLs (1) (%) | Rsrves/ NPAs & 90+Del (1) (%) | Net Loan Chargeoffs (2) ($000) | NLCs/ Loans (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| Sugar Creek Financial Corp. | | | 0.35% | 2.27% | 2.29% | 0.50% | 21.72% | 18.37% | $0 | 0.00% |
| All Public Companies | | | | | | | | | | |
| Averages | | | 0.37% | 2.69% | 3.37% | 1.42% | 67.52% | 50.38% | $899 | 0.27% |
| Medians | | | 0.15% | 1.87% | 2.50% | 1.28% | 50.11% | 44.41% | $202 | 0.12% |
| Comparable Group | | | | | | | | | | |
| Averages | | | 0.21% | 1.94% | 2.43% | 1.79% | 81.63% | 63.05% | $743 | 0.23% |
| Medians | | | 0.11% | 1.84% | 2.52% | 1.50% | 62.44% | 56.83% | $371 | 0.17% |
| Comparable Group | | | | | | | | | | |
| CZWI | Citizens Community Bncp | | 0.19% | 1.93% | 2.17% | 1.40% | 63.54% | 56.83% | $2,708 | 0.63% |
| FCLF | First Clover Leaf Fin Corp. | (3) | 1.13% | 2.75% | 2.61% | 1.47% | 56.40% | 33.30% | $1,585 | 0.40% |
| IROQ | IF Bancorp Inc. | (3) | 0.08% | 1.23% | 1.97% | 1.23% | 62.44% | 58.30% | $188 | 0.07% |
| JXSB | Jacksonville Bancorp | | 0.07% | 1.46% | 2.48% | 1.84% | 73.48% | 69.91% | $46 | 0.03% |
| LPSB | LaPorte Bancorp Inc | | 0.32% | 1.74% | 2.55% | 1.52% | 59.59% | 48.52% | $437 | 0.16% |
| LSBI | LSB Financial Corp. | | 0.05% | 3.43% | 4.50% | 2.46% | 51.28% | 50.62% | $225 | 0.08% |
| MCBK | Madison County Financial Inc. | | 0.00% | 0.17% | 0.18% | 2.64% | NM | NM | $20 | 0.01% |
| PBSK | Poage Bankshares Inc. | (3) | 0.18% | 0.43% | 0.43% | 1.12% | 259.03% | 153.29% | $305 | 0.17% |
| WAYN | Wayne Savings Bancshares | | 0.01% | 2.26% | 3.59% | 1.17% | 32.90% | 32.50% | $870 | 0.35% |
| WBKC | Wolverine Bancorp Inc. | (3) | 0.14% | 4.01% | 3.83% | 3.03% | 75.97% | 64.13% | $1,046 | 0.41% |

(1) Includes TDRs for the Company and the Peer Group.
(2) Net loan chargeoffs are shown on a last twelve month basis.
(3) Financial information is for the quarter ending June 30, 2013.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of September 30, 2013

| | | Balance Sheet Measures | | | Quarterly Change in Net Interest Income | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Institution | | Tangible Equity/ Assets (%) | IEA/ IBL (%) | Non-Earn. Assets/ Assets (%) | 9/30/2013 | 6/30/2013 | 3/31/2013 | 12/31/2012 | 9/30/2012 | 6/30/2012 |
| | | | | | (change in net interest income is annualized in basis points) | | | | | |
| Sugar Creek Financial Corp. | | 11.5% | 111.4% | 2.1% | -7 | -13 | -6 | 3 | 10 | -10 |
| All Public Companies | | 12.6% | 109.2% | 6.2% | 3 | 0 | -6 | -3 | -2 | 2 |
| Comparable Group | | | | | | | | | | |
| Average | | 14.8% | 121.4% | 5.6% | 5 | -4 | -11 | -11 | 1 | -8 |
| Median | | 13.6% | 119.4% | 5.3% | 8 | -5 | -7 | -11 | -1 | -1 |
| Comparable Group | | | | | | | | | | |
| CZWI Citizens Community Bncp | | 9.7% | 114.9% | 1.7% | 10 | -12 | -19 | -7 | -4 | 4 |
| FCLF First Clover Leaf Fin Corp. | (1) | 10.8% | 118.3% | 8.5% | NA | -10 | -10 | -20 | -7 | 4 |
| IROQ IF Bancorp Inc. | (1) | 14.9% | 117.6% | 3.0% | NA | 5 | 0 | -7 | -16 | 4 |
| JXSB Jacksonville Bancorp | | 12.3% | 120.6% | 7.8% | 15 | -2 | -5 | -14 | -3 | -9 |
| LPSB LaPorte Bancorp Inc | | 15.2% | 128.0% | 11.8% | -13 | -3 | -25 | -12 | 14 | 1 |
| LSBI LSB Financial Corp. | | 11.3% | 120.5% | 5.1% | -3 | -15 | -1 | -21 | 14 | -18 |
| MCBK Madison County Financial Inc. | | 22.6% | 136.5% | 3.8% | 17 | -7 | -35 | -21 | 8 | -66 |
| PBSK Poage Bankshares Inc. | (1) | 19.5% | 117.9% | 5.9% | NA | 6 | 9 | -9 | -7 | 1 |
| WAYN Wayne Savings Bancshares | | 9.2% | 114.0% | 5.5% | 6 | -7 | 0 | -10 | 1 | -4 |
| WBKC Wolverine Bancorp Inc. | (1) | 21.9% | 126.0% | 2.7% | NA | 7 | -22 | 12 | 12 | -2 |

NA=Change is greater than 100 basis points during the quarter.
(1) Financial information is for the quarter ending June 30, 2013.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, recognizing that the primary selection criterion were market capitalization and the market in which the Peer Group companies operate, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Sugar Creek. In those areas where notable differences exist, we will apply appropriate valuation adjustments in the next section.

# IV. VALUATION ANALYSIS

## Introduction

This section presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company's conversion transaction.

## Appraisal Guidelines

The federal regulatory appraisal guidelines required by the FRB and the OCC specify the pro forma market value methodology for estimating the pro forma market value of a converting thrift. Pursuant to this methodology: (1) a peer group of comparable publicly-traded thrifts is selected; (2) a financial and operational comparison of the converting thrift relative to the peer group is conducted to discern key differences, leading to valuation adjustments; and, (3) a valuation analysis in which the pro forma market value of the converting thrift is determined based on the market pricing of the peer group as of the date of the valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

## RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group discussed in Section III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Sugar Creek's operations and financial condition; (2) monitor Sugar Creek's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and Sugar Creek's stock specifically; and, (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the Offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Sugar Creek's value, or Sugar Creek's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated pro forma impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial condition are noted as follows:

- Overall Asset/Liability Composition. In comparison to the Peer Group, the Company's IEA composition showed a higher concentration of loans and a lower concentration of cash and investments. Lending diversification into higher risk and higher yielding types of loans (commercial real estate, construction/land and consumer) was much more significant for the Peer Group. Due to this greater concentration in residential property secured loans, Sugar Creek reported a lower RWA ratio in comparison to the Peer Group. The Company's greater investment in lower risk but lower yielding residential property secured assets resulted in a similar yield on total earning assets as the Peer Group. The Company's IBL cost was also in-line with the Peer Group's cost of funds, although Sugar Creek obtained a somewhat higher proportion of its funding base with deposits. Overall, the Company maintained a higher level of interest-earning assets and a higher level of interest-bearing liabilities compared to the Peer Group's ratios, which resulted in a lower IEA/IBL ratio for the Company of 111.38% versus 114.92% for the Peer Group.

- Credit Quality. Sugar Creek's ratios of REO/assets and non-performing assets/assets were modestly higher than the comparable Peer Group ratios. The NPLs/loans ratio was lower than the Peer Group ratio. Loss reserves as a percent of total loans, NPLs and total NPAs fell below the Peer Group average and median ratios. Sugar Creek reported zero net loan charge-offs as a percent of loans for the Company over the most recent 12 month period, while the Peer Group reported net loan chargeoffs of 0.23% of loans over the same time period. As noted above, the Company's RWA ratio was lower than the Peer Group's average and median ratios, as well.
- Balance Sheet Liquidity. Sugar Creek's currently lower level of cash and investment securities will increase on a post-conversion basis, as the proceeds from the conversion will be initially deployed into shorter term securities pending longer-term deployment into loans. The Company's future borrowing capacity is considered to be similar to the Peer Group, given the similar level of borrowings at present for both.
- Funding Liabilities. The Company's IBL composition reflects a slightly higher level of deposits and a slightly lower concentration of borrowings relative to the Peer Group, resulting in a similar overall cost of funds for both. The Company's total IBL ratio is somewhat higher due to its lower pre-conversion equity position. Following the Offering, the increase in the Company's equity position will reduce the level of IBL funding the Company's assets.
- Tangible Equity. Sugar Creek's currently lower tangible equity ratio will be increased to a level approximating the Peer Group median, providing the Company with a similar leverage capacity, dependence on IBL to fund assets and capacity to absorb unanticipated losses. At the same time, Sugar Creek's pro forma ROE is projected to be lower than the Peer Group average.

On balance, Sugar Creek's balance sheet financial condition was considered to be more similar to the Peer Group's, therefore, no valuation adjustment was deemed appropriate for the Company's financial condition relative to the Peer Group.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of a financial institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Earnings. Sugar Creek reported an ROAA of 0.44% for the last twelve months, lower than the Peer Group ratio of 0.70%, and there was limited difference between reporting and estimated core earnings for both the Company and the Peer Group. The Company's lower profitability was caused by lower non-interest income and lower non-operating income, while net interest income and operating expenses were similar for both. Sugar Creek also recorded a much lower level of provisions for loan losses over the most recent 12 month period. Reinvestment and leveraging of the pro forma equity position will serve to increase the Company's earnings, although the expense of the stock benefit plans will limit the initial earnings increase. The Company is planning to pursue modest balance sheet growth following the conversion.
- Interest Rate Risk. Quarterly changes in the net interest income ratio for the Company and Peer Group indicated a similar degree of volatility. Other measures of interest rate risk, such as the tangible equity ratio and the Company's IEA/IBL ratio were more favorable for the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/IBL ratios that will be more in line with the Peer Group ratios, as well as enhance the stability of the Company's net interest margin through the reinvestment of stock proceeds into IEA. At the same time, while empirical data regarding interest rate risk for the Peer Group is not consistently available, the Company's business model focused on fixed rate 1-4 family mortgage lending funded by short term deposits has created a liability sensitive position for the Company – the decline in the NPV ratio pursuant to a 200 basis point rate increase is 30.8%, which reflects a significant level of risk exposure in a rising interest rate environment.
- Credit Risk. Loan loss provisions were a less significant factor in the Company's profitability in comparison to the Peer Group. In terms of future exposure to credit quality related losses, the Company maintained a higher concentration of assets in loans and less lending diversification into higher credit risk loans, which resulted in a lower risk weighted assets-to-assets ratio than the Peer Group's average and median ratio. The NPAs/assets ratio was slightly higher for Sugar Creek, while the NPLs/loans ratio was lower compared to the Peer Group average ratio. Sugar Creek's reserve coverage ratios all were less favorable than the Peer Group, indicative of the lower reserves maintained by the Company.
- Earnings Growth Potential. The Company and the Peer Group maintained similar interest rate spreads, which indicates the potential level of future net interest income. Sugar Creek's overall smaller franchise size, including internal resources, limits the growth potential of the Company in comparison to the larger Peer Group companies, as future growth may result in higher operating expenses. There are no potential changes to the deposit base or business lines that would result in significant increases in fee or other non-interest income. The infusion of stock proceeds will increase the Company's earnings growth potential with respect to increasing earnings through leverage. While the Company will be implementing a business plan to pursue earnings growth based on moderate loan growth, the impact to earnings is expected to be realized only gradually and the plan will entail execution risk.

- Return on Equity. Sugar Creek's core ROE for the most recent 12 month period is only slightly lower than the Peer Group performance. On a pro forma basis, the Company's earnings increase will be limited whereas the equity will increase considerably, thus resulting in a less favorable pro forma ROE relative to the Peer Group.

On balance, Sugar Creek's pro forma earnings strength was considered to be slightly less favorable than the Peer Group's, primarily considering the Company's relative interest rate risk exposure and pro forma ROE. Accordingly, a slight downward adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

Sugar Creek's assets decreased at an annual rate of 2.71% during the most recent 12 month period, below the Peer Group's average asset growth of 2.30%, based on the median over the same time period. Seven of the 10 Peer Group companies reported asset growth over the most recent twelve month period. The Company has experienced the asset shrinkage as quality lending opportunities have been somewhat limited and available excess liquidity has been utilized to fund withdrawals of certain higher cost deposit funds. The Peer Group recorded 6.22% median growth in cash and investments over the most recent 12 month period, while loans increased minimally. On a pro forma basis, the Company's tangible equity-to-assets ratio will be similar to the Peer Group's tangible equity-to-assets ratio, indicating similar leverage capacity for the Company. Overall, we determined that a slight downward adjustment for asset growth was appropriate for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Sugar Creek's primary market area for loans and deposits is considered to be Clinton County, Illinois and the contiguous counties in west-central Illinois where the Company maintains its two branch offices. In particular, the Company seeks to operate in the area to the immediate west of Clinton County (St. Clair County), which includes the eastern suburbs of the St. Louis metropolitan area. Within these markets, the Company faces significant competition for loans and deposits from other financial institutions, including similarly sized community banks, along with larger institutions which provide a broader array of services and have significantly larger branch networks. However, the Peer Group companies also face numerous and/or larger competitors.

Demographic and economic trends and characteristics in the Company's primary market area are comparable to the primary market areas served by the Peer Group companies (see Exhibit III-2). In this regard, the total population of Clinton County is lower than the average of the Peer Group's primary markets, evidence of the still rural nature of the Company's specific headquarters market. The 2010-2012 population growth rate for Clinton County was higher than the Peer Group markets' average, while projections for the 2012-2017 period continue to indicate more favorable growth characteristics for Clinton County. However, the overall very small population size of the Company's market area county implies a small increase in actual population and limited growth potential for financial institutions such as Sugar Creek. Per capita income levels in the Company's primary market area show that Clinton County income levels are above the Peer Group market average, reflective of the impact of the St. Louis metropolitan area, as many residents of Clinton County commute to work in the St. Louis suburbs or in St. Louis itself. The deposit market share exhibited by the Company in Clinton County was notably lower than the Peer Group average, indicative of a less competitive position for the Company compared to the Peer Group. Unemployment rates for the markets served by the Peer Group companies were similar to the unemployment rate exhibited in Clinton County.

On balance, we concluded that no adjustment was appropriate for the Company's market area.

5. Dividends

Over the most recent 12 month period, Sugar Creek paid a single dividend of $0.10 per share, as the Company has not historically paid regular cash dividends. In connection with the Conversion, the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Nine of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.26% to 2.98%. The median dividend yield on the stocks of the Peer Group institutions was 1.50% as of November 15, 2013, representing a median payout ratio of 22.66% of earnings. As of November 15, 2013, 71% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting a median yield of 1.41%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Bank has not established a definitive dividend policy prior to converting. The Bank will have a similar pro forma equity position in comparison to the Peer Group, and lower pro forma earnings (pending the deployment of conversion proceeds into earning assets). On balance, we concluded that no valuation adjustment in comparison to the Peer Group was warranted for this factor.

6. <u>Liquidity of the Shares</u>

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $31.0 million to $74.8 million as of November 15, 2013, with average and median market values of $50.3 million and $47.4 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.6 million to 7.0 million, with average and median shares outstanding of 3.8 million and 3.3 million. The Company's Second Step Conversion is expected to provide for pro forma shares outstanding that will be in the significantly below the range of the shares outstanding indicated for the Peer Group companies. Likewise, the market capitalization of the Company at the midpoint of the Offering range will be well below the Peer Group average and median values.

Unlike the Peer Group companies, the Bank's stock is expected to be quoted on the OTCBB Market following the stock offering, indicating a lower level of liquidity. Overall, we anticipate that the Bank's public stock will have a less liquid trading market as the Peer Group companies on average and, therefore, concluded that a significant downward adjustment was necessary for this factor.

7. <u>Marketing of the Issue</u>

We believe that four separate markets exist for thrift stocks, including those coming to market such as Sugar Creek: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (C) the acquisition market for thrift franchises in Illinois; and, (D) the market for the public stock of Sugar Creek. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues, and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the overall stock market has generally trended higher in recent quarters. However, stocks pulled back at the start of the second quarter of 2013, as investors reacted to disappointing readings for manufacturing and service sector activity and the weaker-than-expected jobs report for March. The release of the Federal Reserve's policy meeting details, which indicated that the Federal Reserve remained committed to easy monetary policy, fueled broader stock market gains heading into mid-April. Mixed first quarter earnings reports and growing concerns of a global economic slowdown provided for an up and down stock market during the second half of April, while a rally in technology stocks lifted the S&P 500 to record highs at the end of April. The broader stock market rally continued during the first half of May, as the DJIA closed above 15000 for the first time and the S&P 500 closed at record highs for five consecutive sessions. Factors contributing to the rally were some strong earnings reports coming out of the technology sector, the April employment report showing stronger-than-expected job growth, expectations that stocks would continue to benefit from the Federal Reserve's stimulus policies, and as reading on consumer sentiment rose to its highest level in nearly six years. The broader stock market traded unevenly through the second half of May, as investors reacted to mixed signals from the Federal Reserve on how long its current monetary policy would continue. After closing at a record high on May 28th, the DJIA pulled back at the close of May as some strong economic reports pushed interest rates higher and further fueled the debate on when the Federal Reserve would scale back on its bond buying program. The broader stock market moved lower in mid-

June 2013, as concerns mounted over whether the world's central banks would start to rein in their stimulus programs. Worries about China's economy slowing down and the Federal Reserve's plans to unwind its bond buying program furthered stock market losses heading into the close of the second quarter, which was followed by a rally to close out the second quarter.

The rally in the broader stock market continued during the first half of July 2013, as the DJIA closed at multiple new highs in mid-July. Some favorable economic data and assurances from the Federal Reserve that it would continue its easy monetary policies were noteworthy factors that fueled the gains in the broader stock market. The broader stock market traded in a narrow range during the second half of July, as investors digested some mixed second quarter earnings reports and awaited fresh data on the economy. Economic data showing a pick-up in manufacturing activity and new unemployment claims hitting a five-year low propelled the DJIA to a new record high at the beginning of August. Following sluggish job growth reflected in the July employment report and lowered sales forecast by some retailers, stocks retreated heading into mid-August and continued through the end of the month, with the DJIA hitting a two-month low in late-August. Ongoing worries about the tapering of the economic stimulus by the Federal Reserve and the prospect of a military strike on Syria were noteworthy factors that contributed to the downturn. Some favorable economic reports, as well as subsiding investor concerns about Syria and the Federal Reserve scaling back its easy monetary policies, helped stocks to regain some upward momentum during the first half of September, although stocks reversed course and traded down to close out the third quarter, which was attributed to renewed fears over the Federal Reserve scaling back its financial stimulus program and mounting concerns over the budget standoff in Washington.

Stocks fell broadly at the beginning of the fourth quarter of 2013, as investors weighed the consequences of the budget impasse in Washington and the possibility of an extended shutdown of the U.S. Government. Indications that lawmakers were nearing a deal to raise the federal debt ceiling and end the shutdown of the U.S. Government fueled a stock market rally heading into mid-October. A last minute compromise to raise the debt ceiling, which averted a default on the national debt and allowed for the re-opening of the U.S. Government sustained the positive trends in stocks through late-October. The DJIA closed at a record high in late-October, as weaker-than-expected job growth reflected in the September employment data and subdued inflation readings raised expectations that the Federal Reserve would stay the course on its easy monetary policies at its end of October meeting. An overall strong month for stocks closed with consecutive losses at the end of October, as investors who were expecting the Federal Reserve to downgrade its economic outlook were surprised that the Federal Reserve's assessment of the economy was unchanged and, thereby, raised expectations that it could taper its stimulus efforts as early as its next policy meeting in December. Favorable reports on manufacturing and nonmanufacturing activity in October, along with comments from a Federal Reserve President, suggesting that the Federal Reserve should wait for stronger evidence of economic momentum before tapering its bond-buying program, contributed to a rebound in stocks at the start of November. Stocks continued a relatively strong upward trend in the first half of November, as a strong jobs report, increases in factory orders and a non-manufacturing employment index pushed the major stock indices higher. The Dow Industrials and other indexes set a number of all-time records in the first two weeks of November, with the Dow setting an all-time high on November 15. On November 15, 2013, the DJIA closed at 15961.70, an increase of 27.3% from one year ago and an increase of 21.8% year-to-date, and the NASDAQ Composite Index closed at 3985.97, an increase of 40.5% from one year ago and an increase of 32.0% year-to-date. The S&P 500 closed at 1798.18 on November 15, 2013, an increase of 32.9% from one year ago and an increase of 26.1% year-to-date.

The market for thrift stocks has also generally shown a positive trend in recent quarters, although disappointing job growth reflected in the March employment report contributed to a decline in thrift stocks at the start of the second quarter of 2013. Thrift shares spiked higher on news that the Federal Reserve remained committed to its stimulus program and then declined in mid-April, as initial first quarter earnings reports posted by some of the large banks generally showed a continuation of net interest margin erosion. Thrift stocks strengthened in the second half of April, as financial stocks benefitted from favorable reports on the housing sector. The favorable employment report for April provided a boost to thrift stocks in early-May, which was followed by narrow trading into mid-May. Indications from the Federal Reserve that it remained committed to its bond purchase program contributed to an advance in thrift stocks heading into the second half of May and after trading in a narrow range, thrift stocks faltered at the close of May as interest rate sensitive issues were hurt by the rise in long-term Treasury yields. Thrift stocks edged lower at the start of June ahead of the release of the May employment report, which was followed by a slight uptick in thrift prices as employment data for May subdued concerns that the Federal Reserve would be curtailing its stimulus program in the near future. After trading in a narrow range through most of June, calming words from the

Federal Reserve and better-than-expected economic data contributed to an upswing in thrift stocks to close out the second quarter.

The rally in thrift stocks gained momentum at the start of the third quarter of 2013, as June employment data showed job growth beating expectations. Financial shares led the broader stock market higher heading into the second half of July, as some large banks beat second quarter earnings estimates. Thrift stocks edged lower at the end of July, however, as investors took some profit following the extended run-up in thrift prices. Some favorable economic data boosted thrift shares at the beginning of August, which was followed by a downturn amid indications from the Federal Reserve that tapering of quantitative easing was becoming more likely. After trading in a narrow range through mid-August, financial shares sold-off in late-August on the threat of a military strike on Syria and a weak report on consumer spending. Thrift stocks rebounded along with the broader stock market during the first half of September, which was followed by a slight downturn on expectations that the Federal Reserve could begin tapering its monthly asset purchases at its next meeting and the looming threat of the budget impasse shutting down the U.S. government.

Thrift issues stabilized at the start of the fourth quarter of 2013 and then traded lower as the budget impasse in Washington continued into a second week. A deal to raise the federal debt ceiling and reopen the U.S. Government lifted thrift stocks and the broader stock market to healthy gains in mid-October. Third quarter earnings reports and signs of merger activity picking up in the thrift sector boosted thrift shares in late-October, which was followed by a slight downturn at the end of October and into early-November as the Federal Reserve concluded its two day meeting by staying the course on quantitative easing and the benchmark interest rate. Thrift stocks generally followed the stock market trends in the first half of November as certain positive economic reports (job creation and inflation) provide an upward push. The Mortgage Bankers Association released data indicating a slowdown in mortgage applications, but such new was over-shadowed by other positive indicators including higher year over year home prices and no specific news regarding Fed tapering. The major thrift indices continued an upward trend. On November 15, 2013, the SNL Index for all publicly-traded thrifts closed at 679.1, an increase of 28.7% from one year ago and an increase of 20.0% year-to-date.

B. <u>The New Issue Market</u>

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc., which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 4.1, three second step conversions have been completed during the past three months, which is considered to be the most relevant for Sugar Creek's pro forma pricing. Two out of the three recent second step conversion offerings were closed at the top of their respective ranges and one was closed between the minimum and midpoint of its offering range. The average and median closing pro forma price/tangible book ratios of the three recent second step conversion offerings equaled 66.1% and 68.5%. The three second step conversion offerings had price appreciation of 9.5% and 7.5% after their first week of trading based on the average and median, which as of November 15, 2013, increased to average and median price increases of 12.9% and 15.0% from their respective initial public offering ("IPO") prices.

Importantly, there are some key differences and similarities between the Company and the recent second step conversions. The three recent second step conversions, which all closed their offerings in October 2013 at P/TB ratios ranging from 51.8% to 78.0%, had a higher level of NPAs on a pre-conversion basis (3.54% average NPAs/assets) and were moderately less profitable on a trailing 12 month basis (pro forma core ROA average of 0.1%). Additionally, the gross proceeds of the offerings averaged $29.9 million and thus, the post-conversion market capitalization and expected liquidity of the newly-issued shares for Sugar Creek will be significantly lower than these recent second step conversions. These three converting companies had a somewhat similar asset size (average of $271 million) and similar equity on a pre-conversion basis (average equity/assets of 10.61%).

RP® Financial, LC.

## Table 4.1
## Pricing Characteristics and After-Market Trends
## Recent Conversions Completed in Last Three Months

| Institutional Information | | | Pre-Conversion Data | | | | Offering Information | | | | Contribution to Char. Found. | | Insider Purchases | | | | | Pro Forma Data | | | | | | | Post-IPO Pricing Trends | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Financial Info. | | Asset Quality | | Excluding Foundation | | | | | | % Off Incl. Fdn.+Merger Shares | | | | | Pricing Ratios(2)(5) | | | Financial Charac. | | | | Closing Price: | | | | | | | |
| | | | | | | | | | | | | | Benefit Plans | | | | | | | | | | | | | | | | | | | |
| Institution | Conversion Date | Ticker | Assets ($Mil) | Equity/ Assets (%) | NPAs/ Assets (%) | Res. Cov. (%) | Gross Proc. ($Mil.) | % Offer (%) | % of Mid. (%) | Exp./ Proc. (%) | Form | % of Public Off. Excl. Fdn. (%) | ESOP (%) | Recog. Plans (%) | Stk Option (%) | Mgmt.& Dirs. (%)(1) | Initial Div. Yield (%) | P/TB (%) | Core P/E (x) | P/A (%) | Core ROA (%) | TE/A (%) | Core ROE (%) | IPO Price ($) | First Trading Day ($) | % Chg (%) | After First Week(3) ($) | % Chg (%) | After First Month(4) ($) | % Chg (%) | Thru 11/15/13 ($) | % Chg (%) |
| ***Standard Conversions*** | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |
| None | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |
| ***Second Step Conversions*** | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |
| Delanco Bancorp, Inc. - NJ* | 10/16/13 | DLNO-OTCQB | $ 130 | 8.73% | 6.11% | 18% | $ 4.2 | 58% | 99% | 20.7% | N.A. | N.A. | 4.5% | 0.0% | 4.6% | 5.0% | 0.00% | 51.8% | NM | 5.7% | -0.2% | 11.0% | -1.6% | $8.00 | $8.35 | 4.4% | $8.44 | 5.5% | $9.20 | 15.0% | $9.20 | 15.0% |
| Prudential Bancorp, Inc. - PA | 10/10/13 | PBIP-NASDAQ | $ 466 | 12.68% | 1.33% | 46% | $ 71.4 | 75% | 115% | 3.5% | N.A. | N.A. | 4.0% | 4.0% | 10.0% | 0.3% | 0.00% | 78.0% | 46.19 | 18.0% | 0.4% | 23.1% | 1.7% | $10.00 | $10.85 | 8.5% | $10.75 | 7.5% | $10.66 | 6.6% | $10.71 | 7.1% |
| AJS Bancorp, Inc. - IL | 10/10/13 | AJSB-OTCQB | $ 216 | 10.42% | 3.17% | 39% | $ 14.1 | 61% | 132% | 8.0% | N.A. | N.A. | 6.0% | 4.0% | 10.0% | 5.0% | 0.00% | 68.5% | NM | 10.2% | -0.1% | 14.9% | -0.4% | $10.00 | $11.90 | 19.0% | $11.56 | 15.6% | $11.79 | 17.9% | $11.65 | 16.5% |
| Averages - Second Step Conversions: | | | $ 271 | 10.61% | 3.54% | 35% | $ 29.9 | 64% | 116% | 10.7% | N.A. | N.A. | 5.5% | 2.7% | 8.2% | 3.4% | 0.00% | 66.1% | 46.2x | 11.3% | 0.1% | 16.3% | -0.1% | $9.33 | $10.37 | 10.6% | $10.25 | 9.5% | $10.56 | 13.2% | $10.52 | 12.9% |
| Medians - Second Step Conversions: | | | $ 216 | 10.42% | 3.17% | 39% | $ 14.1 | 61% | 115% | 8.0% | N.A. | N.A. | 4.5% | 4.0% | 10.0% | 5.0% | 0.00% | 68.5% | 46.2x | 10.2% | -0.1% | 14.9% | -0.4% | $10.00 | $10.85 | 8.5% | $10.75 | 7.5% | $10.66 | 15.0% | $10.71 | 15.0% |
| Averages - All Conversions: | | | $ 271 | 10.61% | 3.54% | 35% | $ 29.9 | 64% | 116% | 10.7% | N.A. | N.A. | 5.5% | 2.7% | 8.2% | 3.4% | 0.00% | 66.1% | 46.2x | 11.3% | 0.1% | 16.3% | -0.1% | $9.33 | $10.37 | 10.6% | $10.25 | 9.5% | $10.56 | 13.2% | $10.52 | 12.9% |
| Medians - All Conversions: | | | $ 216 | 10.42% | 3.17% | 39% | $ 14.1 | 61% | 115% | 8.0% | N.A. | N.A. | 4.5% | 4.0% | 10.0% | 5.0% | 0.00% | 68.5% | 46.2x | 10.2% | -0.1% | 14.9% | -0.4% | $10.00 | $10.85 | 8.5% | $10.75 | 7.5% | $10.66 | 15.0% | $10.71 | 15.0% |

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions.
(2) Does not take into account the adoption of SOP 93-6.
(3) Latest price if offering is less than one week old.
(4) Latest price if offering is more than one week but less than one month old.
(5) Mutual holding company pro forma data on full conversion basis.
(6) Simultaneously completed acquisition of another financial institution.
(7) Simultaneously converted to a commercial bank charter.
(8) Former credit union.

November 15, 2013

Shown in Table 4.2 are the current pricing ratios for the only offering completed during the past three months that trades on NASDAQ. The current P/TB ratio of Prudential Bancorp, Inc. of PA, equaled 83.54% as of November 15, 2013.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Sugar Creek's stock price of recently completed and pending acquisitions of other thrift institutions operating in Illinois. As shown in Exhibit IV-4, there were 11 thrift acquisitions completed from the beginning of 2007 through November 15, 2013. The recent acquisition activity may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's Offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence Sugar Creek's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Sugar Creek's stock would tend to be less, compared to the stocks of the Peer Group companies.

D. Trading in Sugar Creek's Stock

Since Sugar Creek's minority stock currently trades under the symbol "SUGR" on the OTC bulletin board, RP Financial also considered the recent trading activity of the Company in the valuation analysis. Sugar Creek had a total of 895,027 shares issued and outstanding at November 15, 2013, of which 396,243 shares were held by public shareholders and traded as public securities. The Company's stock has had a 52 week trading range of $5.50 to $6.50 per share and its closing price on November 15, 2013 was $5.80 for an implied market value of $5.2 million.

There are significant differences between the Company's minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics, a different return on equity for the conversion stock, the stock is currently traded based on speculation of a range of exchange ratios, and dividend payments, if any, will be made on all shares outstanding. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

Table 4.2
Market Pricing Comparatives
Prices As of November 15, 2013

| | Market Capitalization | | Per Share Data | | Pricing Ratios(3) | | | | | Dividends(4) | | | Financial Characteristics(6) | | | | Reported | | Core | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Financial Institution | Price/ Share(1) ($) | Market Value ($Mil) | Core 12 Month EPS(2) ($) | Book Value/ Share ($) | P/E (x) | P/B (%) | P/A (%) | P/TB (%) | P/Core (x) | Amount/ Share ($) | Yield (%) | Payout Ratio(5) (%) | Total Assets ($Mil) | Equity/ Assets (%) | Tang Eq/ Assets (%) | NPAs/ Assets (%) | ROA (%) | ROE (%) | ROA (%) | ROE (%) |
| All Non-MHC Public Companies | 16.29 | 352.20 | 0.39 | 15.40 | 18.43 | 103.86 | 13.34 | 112.23 | 21.81 | 0.24 | 1.54 | 25.10 | 2,505 | 12.95 | 12.32 | 2.70 | 0.54 | 4.20 | 0.25 | 1.67 |
| Converted Last 3 Months (no MHC) | 10.71 | 102.23 | 0.22 | 12.82 | NM | 83.54 | 19.31 | 83.54 | NM | 0.00 | 0.00 | 0.00 | 529 | 10.64 | 10.64 | 1.33 | 0.40 | 3.73 | 0.40 | 3.73 |
| Converted Last 3 Months (no MHC) | | | | | | | | | | | | | | | | | | | | |
| PBIP Prudential Bancorp Inc of PA | 10.71 | 102.23 | 0.22 | 12.82 | NM | 83.54 | 19.31 | 83.54 | NM | 0.00 | 0.00 | 0.00 | 529 | 10.64 | 10.64 | 1.33 | 0.40 | 3.73 | 0.40 | 3.73 |

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

* * * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second step conversions, the market for highly capitalized companies, the acquisition market, and recent trading activity in the Company's minority stock. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Company's management team has effectively managed the traditional thrift operations and strategies to date (Exhibit IV-5 provides summary resumes of the Company's Board of Directors and senior management). The Bank's small asset size necessarily limits the breadth and depth of management relative to the larger Peer Group institutions, which in general have greater management depth (but typically will have larger and more complicated franchise operations). On balance, we have not applied a valuation adjustment for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted regulated institution, Sugar Creek will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Company's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group, shown in Table 4.3 on the following page:

Table 4.3
Sugar Creek Financial Corp.
Valuation Adjustments

| Key Valuation Parameters: | Valuation Adjustment |
|---|---|
| Financial Condition | No Adjustment |
| Profitability, Growth and Viability of Earnings | Slight Downward |
| Asset Growth | Slight Downward |
| Primary Market Area | No Adjustment |
| Dividends | No Adjustment |
| Liquidity of the Shares | Significant Downward |
| Marketing of the Issue | Slight Downward |
| Management | No Adjustment |
| Effect of Govt. Regulations and Regulatory Reform | No Adjustment |

Valuation Approaches

In applying the accepted valuation methodology originally promulgated by the OCC and adopted by the FRB, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions, and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given certain similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Company; and (2) the Peer Group companies have had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a conversion offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of Sugar Creek's stock. Converting institutions generally do not have stock outstanding. Sugar Creek, however, has public shares outstanding due to the mutual holding company form of ownership. Since Sugar Creek is currently traded on the OTC bulletin board, it is an indicator of investor interest in the Company's conversion stock and therefore received some weight in our valuation. Based on the November 15, 2013 stock price of $5.80 per share and the 895,027 shares of Sugar Creek stock outstanding, the Company's implied market value of $5.2 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Sugar Creek's stock was somewhat discounted herein, but will become more important towards the closing of the offering.

The Company has adopted "Employers' Accounting for Employee Stock Ownership Plans" ("ASC 718-40") which causes earnings per share computations to be based on shares issued and outstanding, excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the Offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends, and can be voted. However, we did consider the impact of the adoption of ASC 718-40 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC net assets that will be consolidated with the Company and thus, will increase equity and earnings, as shown in Table 4.4. At September 30, 2013, the MHC had unconsolidated net assets of $96,219, which includes cash that is on deposit at the Bank. As mentioned previously, while the consolidation of these net assets increases the pro forma value

Table 4.4
Sugar Creek Financial Corp. ("Mid-Tier")
Impact of MHC Assets & Waived Dividends on Minority Ownership In 2nd Step
Financial and Stock Ownership Data as of September 30, 2013
Reflects Appraised Pro Forma Market Value as of November 15, 2013

Key Input Assumptions

| | | | |
|---|---|---|---|
| Mid-Tier Stockholders' Equity | $10,188,731 | (BOOK) | (1) |
| Aggregate Dividends Waived by MHC | $0 | (WAIVED DIVIDENDS) | |
| Minority Ownership Interest | 44.2716% | (PCT) | |
| Pro Forma Market Value | $6,652,639 | (VALUE) | |
| Market Value of MHC Net Assets (Other than Stock in Bank) | $96,219 | (MHC ASSETS) | (2) |

Adjustment for MHC Assets & Waived Dividends - 2 Step Calculation (as required by FDIC & FRB)

Step 1: To Account for Waiver of Dividends = (BOOK - WAIVED DIVIDENDS) x PCT / BOOK

= 44.2716%

Step 2: To Account for MHC Assets = (VALUE - MHC ASSETS) x Step 1 / VALUE

= 43.6313% (rounded)

Current Ownership

| | | |
|---|---|---|
| MHC Shares | 498,784 | 55.7284% |
| Public Shares | 396,243 | 44.2716% |
| Total Shares | 895,027 | 100.0000% |

Pro Forma Ownership (3)

| | | | Appraised Midpoint Value | |
|---|---|---|---|---|
| | | | Per Share | Aggregate |
| Shares Issued in Offering (4) | 535,715 | 56.3687% (6) | $7.00 | $3,750,005 |
| Public Shares (4) | 414,662 | 43.6313% (6) | $7.00 | $2,902,634 |
| Pro Forma Shares (5) | 950,377 | 100.0000% | $7.00 | $6,652,639 |

(1) From Sugar Creek Financial's Prospectus.
(2) Reflects the net asset balance as of September 30, 2013.
(3) Adjusted for exchange ratio reflecting offering of $7.00 per share.
(4) Incorporates adjustment in ownership ratio for MHC assets and waived dividends.
(5) Reflects pro forma shares outstanding.
(6) Rounded to four decimal points.

of the Company, it also results in some pro forma ownership dilution for the minority shareholders, pursuant to regulatory policy. Specifically, we have adjusted the minority ownership ratio from the current 44.2716% ratio to 43.6313% to account for the impact of MHC assets and have reflected the formula based on applicable FDIC policy.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed previously, RP Financial concluded that as of November 15, 2013 the aggregate pro forma market value of Sugar Creek's conversion stock equaled $6,652,639 at the midpoint, equal to 950,377 shares at $7.00 per share. The $7.00 per share price was determined by the Sugar Creek Board. The midpoint and resulting valuation range is based on the sale of a 56.3687% ownership interest for the consolidation of the MHC net assets to the public (as adjusted on the previous page), which provides for a $3,750,005 public offering at the midpoint value.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled $392,000 for the 12 months ended September 30, 2013. In deriving Sugar Creek's core earnings, the adjustments made to reported earnings were to eliminate a gain on the involuntary conversion of a nonmonetary asset to a monetary asset resulting from power surge damages to Sugar Creek's computer equipment and receipt of insurance proceeds of $15,000. As shown below, on a tax-effected basis, incorporating an effective marginal tax rate of 39.5% for the earnings adjustments, the Company's core earnings were determined to equal $383,000 for the 12 months ended September 30, 2013.

| | Amount ($000) |
|---|---|
| Net income(loss) | $392 |
| Deduct: Gain on involuntary conversion | (15) |
| Tax effect (1) | 6 |
| Core earnings estimate | $383 |

(1) Tax effected at 39.5%.

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $6.7 million midpoint value equaled 18.70 times and 19.20 times, respectively, indicating discounts of 7.6% and 7.8%, relative to the Peer Group's average reported and core earnings multiples of 20.23 times and 20.82 times (see Table 4.5). In comparison to the Peer Group's median reported and core earnings multiples of 17.26 times and 16.80 times, the Company's pro forma reported and core P/E multiples at the midpoint value indicated premiums of 8.3% and 14.3%, respectively. The Company's pro forma P/E ratios based on reported earnings at the minimum and the supermaximum equaled 15.71 times and 25.39 times, and based on core earnings at the minimum and the supermaximum equaled 16.12 times and 26.09 times, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Company's pro forma book value. Based on the $6.7 million midpoint valuation, the Company's pro forma P/B and P/TB ratios both equaled 52.59%. In comparison to the average P/B and P/TB ratios for the Peer Group of 85.46% and 89.20%, the Company's ratios reflected a discount of 38.5% on a P/B basis and a discount of 41.0% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 83.63% and 90.21%, the Company's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 37.1% and 41.7%, respectively. At the supermaximum value, the Company's P/B and P/TB ratios both equaled 64.10%. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the supermaximum value reflected discounts of 25.0% and 28.1%. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the supermaximum value reflected discounts of 23.4% and 28.9%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable given the nature of the calculation of the P/B ratio which tends to mathematically result in a ratio discounted to book value.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio, which is computed herein. At the $6.7 million midpoint of the valuation range, the Company's value equaled 7.33% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 12.97%, which implies a discount of 43.5% has been applied to the Company's pro forma P/A

**Table 4.5**
**Public Market Pricing Versus Peer Group**
**Sugar Creek Financial Corp.**
**As of November 15, 2013**

| | Market Capitalization | | Per Share Data | | Pricing Ratios(3) | | | | | Dividends(4) | | | Financial Characteristics(6) | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Price/ Share(1) ($) | Market Value ($Mil) | Core 12 Month EPS(2) ($) | Book Value/ Share ($) | P/E (x) | P/B (%) | P/A (%) | P/TB (%) | P/Core (x) | Amount/ Share ($) | Yield (%) | Payout Ratio(5) (%) | Total Assets ($Mil) | Equity/ Assets (%) | Tang. Eq./ T. Assets (%) | NPAs/ Assets (%) | Reported ROAA (%) | Reported ROAE (%) | Core ROAA (%) | Core ROAE (%) | Exchange Ratio (X) | 2nd Step Proceeds ($Mil) |
| **Sugar Creek Financial Corp.** | | | | | | | | | | | | | | | | | | | | | | |
| Supermaximum | $7.00 | $8.80 | $0.27 | $10.92 | 25.39x | 64.10% | 9.58% | 64.10% | 26.09x | $0.00 | 0.00% | 0.00% | $92 | 14.95% | 14.95% | 2.18% | 0.38% | 2.52% | 0.37% | 2.46% | 1.3840x | $4.96 |
| Maximum | $7.00 | $7.65 | $0.31 | $12.03 | 21.77x | 58.19% | 8.39% | 58.19% | 22.36x | $0.00 | 0.00% | 0.00% | $91 | 14.42% | 14.42% | 2.20% | 0.39% | 2.67% | 0.38% | 2.60% | 1.2035x | $4.31 |
| Midpoint | $7.00 | $6.65 | $0.36 | $13.31 | 18.70x | 52.59% | 7.33% | 52.59% | 19.20x | $0.00 | 0.00% | 0.00% | $91 | 13.95% | 13.95% | 2.21% | 0.39% | 2.81% | 0.38% | 2.74% | 1.0465x | $3.75 |
| Minimum | $7.00 | $5.65 | $0.43 | $15.05 | 15.71x | 46.51% | 6.27% | 46.51% | 16.12x | $0.00 | 0.00% | 0.00% | $90 | 13.48% | 13.48% | 2.22% | 0.40% | 2.96% | 0.39% | 2.88% | 0.8895x | $3.19 |
| **All Non-MHC Public Companies(7)** | | | | | | | | | | | | | | | | | | | | | | |
| Averages | $16.29 | $352.20 | $0.39 | $15.40 | 18.43x | 103.86% | 13.34% | 112.23% | 21.81x | $0.24 | 1.54% | 25.10% | $2,505 | 12.95% | 12.32% | 2.70% | 0.54% | 4.20% | 0.25% | 1.67% | | |
| Median | $14.75 | $94.56 | $0.37 | $14.42 | 17.00x | 95.02% | 12.46% | 100.00% | 20.63x | $0.20 | 1.41% | 8.70% | $753 | 12.35% | 11.42% | 1.97% | 0.54% | 4.21% | 0.43% | 2.98% | | |
| **All Non-MHC State of IL(7)** | | | | | | | | | | | | | | | | | | | | | | |
| Averages | $13.51 | $91.64 | $0.40 | $14.76 | 15.12x | 93.82% | 12.32% | 99.77% | 17.14x | $0.17 | 1.31% | 22.99% | $727 | 13.17% | 12.51% | 1.97% | 0.23% | 1.19% | 0.16% | 0.68% | | |
| Medians | $12.74 | $69.11 | $0.66 | $14.14 | 15.34x | 89.37% | 12.30% | 97.91% | 15.92x | $0.17 | 1.07% | 22.47% | $573 | 12.84% | 12.13% | 1.96% | 0.73% | 4.99% | 0.67% | 4.60% | | |
| **Comparable Group** | | | | | | | | | | | | | | | | | | | | | | |
| Averages | $15.48 | $50.25 | $0.83 | $17.78 | 20.23x | 85.46% | 12.97% | 89.20% | 20.82x | $0.21 | 1.50% | 37.39% | $414 | 15.23% | 14.76% | 1.86% | 0.70% | 4.71% | 0.66% | 4.46% | | |
| Medians | $15.34 | $47.39 | $0.72 | $18.00 | 17.26x | 83.63% | 12.83% | 90.21% | 16.80x | $0.24 | 1.50% | 22.69% | $377 | 14.00% | 13.63% | 1.70% | 0.72% | 4.96% | 0.67% | 4.91% | | |
| **Comparable Group** | | | | | | | | | | | | | | | | | | | | | | |
| CZWI Citizens Community Bncp | $7.55 | $38.66 | $0.24 | $10.51 | 37.75x | 71.83% | 7.02% | 72.12% | 31.80x | $0.02 | 0.26% | 10.00% | $555 | 9.77% | 9.74% | 1.87% | 0.19% | 1.91% | 0.23% | 2.27% | | |
| FCLF First Clover Leaf Fin Corp. | $9.05 | $63.42 | $0.57 | $10.40 | 15.34x | 87.04% | 10.97% | 103.19% | 15.92x | $0.24 | 2.65% | 40.68% | $598 | 12.60% | 10.84% | 2.75% | 0.76% | 5.63% | 0.73% | 5.42% | | |
| IROQ IF Bancorp Inc. | $16.40 | $74.81 | $0.75 | $17.89 | 19.07x | 91.69% | 13.69% | 91.69% | 21.84x | $0.10 | 0.61% | 5.81% | $548 | 14.93% | 14.93% | 1.23% | 0.70% | 4.34% | 0.61% | 3.79% | | |
| JXSB Jacksonville Bancorp | $19.50 | $35.89 | $1.43 | $22.51 | 10.96x | 86.61% | 11.32% | 92.64% | 13.65x | $0.30 | 1.54% | 22.47% | $321 | 13.07% | 12.32% | 1.45% | 1.06% | 7.65% | 0.85% | 6.13% | | |
| LPSB LaPorte Bancorp Inc | $10.66 | $64.91 | $0.65 | $13.42 | 15.23x | 79.45% | 13.26% | 88.73% | 16.45x | $0.16 | 1.50% | 22.86% | $500 | 16.69% | 15.21% | 1.54% | 0.84% | 4.94% | 0.78% | 4.58% | | |
| LSBI LSB Financial Corp. | $28.25 | $44.12 | $1.72 | $25.80 | 16.42x | 109.51% | 12.41% | 109.51% | 16.42x | $0.28 | 0.99% | 12.79% | $355 | 11.33% | 11.33% | 3.43% | 0.75% | 6.85% | 0.75% | 6.85% | | |
| MCBK Madison County Financial Inc. | $18.00 | $54.93 | $1.05 | $19.86 | 18.10x | 90.64% | 20.75% | 92.35% | 17.15x | $0.28 | 1.56% | NA | $277 | 22.89% | 22.56% | 0.14% | 1.07% | 4.97% | 1.13% | 5.24% | | |
| PBSK Poage Bankshares Inc. | $14.28 | $46.03 | $0.45 | $18.11 | 25.50x | 78.84% | 15.38% | 78.84% | 31.42x | $0.20 | 1.40% | NA | $300 | 19.51% | 19.51% | 0.43% | 0.55% | 2.89% | 0.44% | 2.33% | | |
| WAYN Wayne Savings Bancshares | $10.75 | $31.02 | $0.74 | $13.33 | 14.93x | 80.65% | 7.76% | 84.56% | 14.52x | $0.32 | 2.98% | 41.67% | $400 | 9.62% | 9.22% | 2.26% | 0.51% | 5.20% | 0.53% | 5.35% | | |
| WBKC Wolverine Bancorp Inc. | $20.33 | $48.76 | $0.70 | $25.96 | 29.04x | 78.32% | 17.16% | 78.32% | 29.04x | NA | NA | 142.86% | $287 | 21.91% | 21.91% | 3.52% | 0.60% | 2.68% | 0.60% | 2.68% | | |

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. P/E and P/Core =NM if the ratio is negative or above 100x.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and total common equity and total assets balances for Sugar Creek. Ratios based on average asset and equity balances for the Peer Group.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Note: Core Earnings = Net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of securities, amortization of intangibles, goodwill and nonrecurring items. The assumed tax rate is 35%.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

ratio. In comparison to the Peer Group's median P/A ratio of 12.83%, the Company's pro forma P/A ratio at the midpoint value reflects a discount of 42.9%. The Company's pro forma P/A ratios at the minimum and the supermaximum equaled 6.27% and 9.58%, respectively.

Comparison to Recent Offerings

As indicated at the beginning of this section, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings cannot be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, three second step conversions have been completed within the past three months and closed at an average pro forma price/tangible book ratio of 66.1% (see Table 4.1) and, on average, increased 9.5% from their IPO prices during the first week of trading. In comparison, the Company's pro forma price/tangible book ratio at the appraised midpoint value reflects a discount of 20.4% and at the supermaximum value the Company's P/TB ratio reflects an implied discount of 3.0%. The current P/TB ratio of the only recent second step conversion that trades on NASDAQ (Prudential Bancorp, Inc. of PA) based on closing stock prices as of November 15, 2013, equaled 83.54%. In comparison to the current P/TB ratio of this recent second step conversion, the Company's P/TB ratio at the midpoint value reflects an implied discount of 37.1% and at the supermaximum value the Company's P/TB ratio reflects an implied discount of 23.3%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of November 15, 2013, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC's current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company - was $6,652,639 at the midpoint, equal to 950,377 shares at a per share value of $7.00. The resulting range of value and pro forma shares, all based on $7.00 per share are shown in the table below.

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $3,750,005, equal to

535,715 shares at $7.00 per share. The resulting offering range and offering shares, all based on $7.00 per share are also shown in the table below. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.5 and are detailed in Exhibit IV-7 and Exhibit IV-8.

| | Total Shares | Offering Shares | Exchange Shares Issued to Public Shareholders | Exchange Ratio |
|---|---|---|---|---|
| Shares (1) | | | | |
| Supermaximum | 1,256,873 | 708,483 | 548,390 | 1.3840 |
| Maximum | 1,092,933 | 616,072 | 476,861 | 1.2035 |
| Midpoint | 950,377 | 535,715 | 414,662 | 1.0465 |
| Minimum | 807,821 | 455,358 | 352,463 | 0.8895 |
| Distribution of Shares (2) | | | | |
| Supermaximum | 100.00% | 56.37% | 43.63% | |
| Maximum | 100.00% | 56.37% | 43.63% | |
| Midpoint | 100.00% | 56.37% | 43.63% | |
| Minimum | 100.00% | 56.37% | 43.63% | |
| Aggregate Market Value at $7.00 Per Share | | | | |
| Supermaximum | $8,798,111 | $4,959,381 | $3,838,730 | |
| Maximum | 7,650,531 | 4,312,504 | 3,338,027 | |
| Midpoint | 6,652,639 | 3,750,005 | 2,902,634 | |
| Minimum | 5,654,747 | 3,187,506 | 2,467,241 | |

(1) Based on a $7.00 per share offering price.
(2) Ownership ratios adjusted for dilution from MHC assets/equity.

## Establishment of the Exchange Ratio

FRB regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Sugar Creek has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders, taking into account the impact of MHC assets in the Second Step Conversion, consistent with FRB policy with respect to the treatment of MHC assets. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the Offering, based on the total number of shares sold in the subscription, community, and syndicated community offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value, and the $7.00 per share offering price, the indicated exchange ratio at the midpoint is 1.0465 shares of the Company for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 0.8895 at the minimum, 1.2035 at the maximum, and 1.3840 at the supermaximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

EXHIBITS

## *LIST OF EXHIBITS*

*LIST OF EXHIBITS (continued)*

EXHIBIT I-1
Sugar Creek Financial Corp.
Audited Financial Statements

[Incorporated by Reference]

Exhibit I-2
Sugar Creek Financial Corp.
Key Operating Ratios

| | At or For the Six Months Ended September 30, | | At or For the Years Ended March 31, | |
|---|---|---|---|---|
| | 2013 (1) | 2012 (1) | 2013 | 2012 |
| **Performance Ratios:** | | | | |
| Return on average assets | 0.46% | 0.50% | 0.46% | 0.10% |
| Return on average equity | 4.04 | 4.73 | 4.23 | 0.99 |
| Interest rate spread (2) | 3.14 | 3.29 | 3.28 | 2.80 |
| Net interest margin (3) | 3.25 | 3.40 | 3.40 | 2.98 |
| Noninterest expense to average assets | 2.54 | 2.52 | 2.65 | 2.62 |
| Efficiency ratio (4) | 77.52 | 73.93 | 77.04 | 84.95 |
| Average interest-earning assets to average interest-bearing liabilities | 113.41 | 111.54 | 113.21 | 112.35 |
| Average equity to average assets | 11.34 | 10.59 | 10.81 | 10.28 |
| Dividend payout ratio (5) | 42.62 | — | — | 39.37 |
| **Capital Ratios (6):** | | | | |
| Tier 1 capital (to adjusted assets) | 11.05 | 10.37 | 10.70 | 9.99 |
| Tier 1 capital (to risk-weighted assets) | 21.83 | 20.13 | 21.24 | 20.88 |
| Total risk-based capital (to risk-weighted assets) | 22.65 | 21.03 | 22.08 | 21.70 |
| **Asset Quality Ratios:** | | | | |
| Non-performing assets to total assets | 2.27 | 3.20 | 2.38 | 3.86 |
| Non-performing loans as a percent of total loans | 2.29 | 2.72 | 2.49 | 3.11 |
| Allowance for loan losses as a percent of total loans | 0.50 | 0.48 | 0.52 | 0.49 |
| Allowance for loan losses as a percent of nonperforming loans | 21.72 | 17.72 | 20.94 | 15.70 |
| Net charge-offs to average outstanding loans during the period | — | 0.01 | 0.01 | 0.21 |
| **Other Data:** | | | | |
| Number of offices | 2 | 2 | 2 | 2 |

(1) Ratios for the six-month period have been annualized.
(2) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3) Represents net interest income as a percent of average interest-earning assets.
(4) Represents noninterest expense divided by the sum of net interest income and noninterest income.
(5) Represents dividends declared (excluding waived dividends) divided by net income. The following table sets forth total cash dividends paid per period, which is calculated by multiplying the dividends declared per share by the number of shares outstanding as of the applicable record date.

| | Six Months Ended September 30, | | Year Ended March 31, | |
|---|---|---|---|---|
| | 2013 | 2012 | 2013 | 2012 |
| | (In thousands) | | | |
| Dividends paid to public stockholders | $37 | $— | $— | $37 |
| Dividends paid to Sugar Creek MHC | 50 | — | — | — |
| Total dividends paid | 87 | — | — | 37 |
| Total dividends waived by Sugar Creek MHC | — | — | — | 50 |
| Total dividends paid and total dividends waived | $87 | $— | $— | $87 |

(6) Capital ratios are for Tempo Bank

Source: Sugar Creek's Preliminary Prospectus.

Exhibit I-3
Sugar Creek Financial Corp.
Yields and Costs

| (Dollars in thousands) | At September 30, 2013 Yield/ Cost | Six Months Ended September 30, 2013 Average Balance | 2013 Interest and Dividends | 2013 Yield/ Cost | 2012 Average Balance | 2012 Interest and Dividends | 2012 Yield/ Cost |
|---|---|---|---|---|---|---|---|
| **Assets:** | | | | | | | |
| Interest-earning assets: | | | | | | | |
| Loans | 4.57% | $ 73,440 | $ 1,726 | 4.70% | $ 73,861 | $ 1,890 | 5.12% |
| FHLBC | 0.30 | 1,165 | 2 | 0.34 | 1,165 | 2 | 0.34 |
| Other interest-earning assets | 0.17 | 10,821 | 12 | 0.22 | 11,905 | 11 | 0.18 |
| Total interest-earning assets | 4.04 | 85,426 | 1,740 | 4.07 | 86,931 | 1,903 | 4.38 |
| Noninterest-earning assets | | 4,306 | | | 4,892 | | |
| Total assets | | 89,732 | | | 91,823 | | |
| **Liabilities and Stockholders' Equity:** | | | | | | | |
| Interest-bearing liabilities: | | | | | | | |
| NOW accounts | 0.14% | $ 5,547 | $ 4 | 0.14% | $ 5,764 | $ 7 | 0.24% |
| Savings accounts | 0.25 | 13,900 | 19 | 0.27 | 12,753 | 23 | 0.36 |
| Money market accounts | 0.47 | 17,047 | 40 | 0.47 | 18,156 | 52 | 0.57 |
| Certificates of deposit | 0.99 | 33,832 | 169 | 1.00 | 36,265 | 222 | 1.22 |
| Total interest-bearing deposits | 0.62 | 70,326 | 232 | 0.66 | 72,938 | 304 | 0.83 |
| FHLBC advances | 4.80 | 5,000 | 120 | 4.80 | 5,000 | 120 | 4.80 |
| Other borrowings | — | — | — | — | — | — | — |
| Total interest-bearing liabilities | 0.93 | $ 75,326 | $ 352 | 0.93 | $ 77,938 | $ 424 | 1.09 |
| Noninterest-bearing NOW accounts | | 3,347 | | | 3,091 | | |
| Other noninterest-bearing liabilities | | 886 | | | 1,069 | | |
| Total liabilities | | 79,559 | | | 82,098 | | |
| Stockholders' equity | | 10,173 | | | 9,725 | | |
| Total liabilities and stockholders' equity | | $ 89,732 | | | $ 91,823 | | |
| Net interest income | | | $ 1,388 | | | $ 1,479 | |
| Interest rate spread | 3.11% | | | 3.14% | | | 3.29% |
| Net interest margin | N/A | | 3.25% | | | 3.40% | |
| Average interest-earning assets to average interest-bearing liabilities | 113.45% | 113.41% | | | 111.54% | | |

Exhibit I-3 (Continued)
Sugar Creek Financial Corp.
Yields and Costs

| | Year Ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | |
| (Dollars in thousands) | Average Balance | Interest and Dividends | Yield/ Cost | Average Balance | Interest and Dividends | Yield/ Cost |
| **Assets:** | | | | | | |
| Interest-earning assets: | | | | | | |
| Loans | $73,784 | $3,728 | 5.05% | $74,441 | $3,996 | 5.37% |
| FHLBC Stock | 1,165 | 4 | 0.34 | 1,578 | 2 | 0.13 |
| Other interest-earning assets | 12,121 | 21 | 0.17 | 14,073 | 27 | 0.19 |
| Total interest-earning assets | 87,070 | 3,753 | 4.31 | 90,092 | 4,025 | 4.47 |
| Noninterest-earning assets | 4,005 | | | 3,156 | | |
| Total assets | 91,075 | | | 93,248 | | |
| **Liabilities and Stockholders' Equity:** | | | | | | |
| Interest-bearing liabilities: | | | | | | |
| NOW accounts | $5,721 | $12 | 0.21% | $5,189 | $28 | 0.54% |
| Savings accounts | 12,913 | 43 | 0.33 | 10,663 | 66 | 0.62 |
| Money market accounts | 17,841 | 93 | 0.52 | 14,173 | 131 | 0.92 |
| Certificates of deposit | 35,434 | 404 | 1.14 | 40,793 | 666 | 1.63 |
| Total interest-bearing deposits | 71,909 | 552 | 0.77 | 70,818 | 891 | 1.26 |
| FHLBC advances | 5,000 | 239 | 4.78 | 9,369 | 452 | 4.82 |
| Other borrowings | — | — | — | — | — | — |
| Total interest-bearing liabilities | $76,909 | $791 | 1.03 | $80,187 | $1,343 | 1.67 |
| Noninterest-bearing NOW accounts | 3,211 | | | 3,008 | | |
| Other noninterest-bearing liabilities | 1,108 | | | 465 | | |
| Total liabilities | 81,228 | | | 83,660 | | |
| Stockholders' equity | 9,847 | | | 9,588 | | |
| Total liabilities and stockholders' equity | $91,075 | | | $93,248 | | |
| Net interest income | | $2,962 | | | $2,682 | |
| Interest rate spread | | | 3.28% | | | 2.80% |
| Net interest margin | | 3.40% | | | 2.98% | |
| Average interest-earning assets to average interest-bearing liabilities | 113.21% | | | 112.35% | | |

Source: Sugar Creek's Preliminary Prospectus.

Exhibit I-4
Sugar Creek Financial Corp.
Loan Loss Allowance Activity

| (Dollars in thousands) | Six Months Ended September 30, 2013 | Six Months Ended September 30, 2012 | Years Ended March 31, 2013 | Years Ended March 31, 2012 |
|---|---|---|---|---|
| Allowance at beginning of period | $ 383 | $ 362 | $ 362 | $ 233 |
| Provision for loan losses | (15) | 5 | 26 | 287 |
| Charge-offs: | | | | |
| Single-family, owner occupied | — | — | — | (165) |
| Consumer loans | — | (5) | (5) | — |
| Total charge-offs | — | (5) | (5) | (165) |
| Recoveries: | | | | |
| Single-family, owner occupied | — | — | — | 7 |
| Total recoveries | — | — | — | 7 |
| Net charge-offs | — | (5) | (5) | (158) |
| Allowance at end of period | $ 368 | $ 362 | $ 383 | $ 362 |
| Allowance to nonperforming loans | 21.72 % | 17.72 % | 20.94 % | 15.70 % |
| Allowance to total loans | 0.50 | 0.48 | 0.52 | 0.49 |
| Net charge-offs to average loans outstanding | — | 0.01 | 0.01 | 0.21 |

Source: Sugar Creek's Preliminary Prospectus.

# Exhibit I-5
# Sugar Creek Financial Corp.
# Interest Rate Risk Analysis

| | September 30, 2013 | | | | |
|---|---|---|---|---|---|
| | Net Portfolio Value (Dollars in thousands) | | | Net Portfolio Value as % of Portfolio Value of Assets | |
| Basis Point ("bp") Change in Rates | Estimated $ Amount | $ Change | % Change | NPV Ratio | Change |
| 300bp | $11,059 | $(7,876) | (41.59)% | 13.47% | (710)bp |
| 200 | 13,101 | (5,834) | (30.81) | 15.33 | (524) |
| 100 | 15,505 | (3,430) | (18.11) | 17.45 | (312) |
| 50 | 18,470 | (465) | (2.46) | 20.41 | (16) |
| 0 | 18,935 | — | — | 20.57 | — |
| -50 | 18,805 | (130) | (0.69) | 20.14 | (43) |
| -100 | 18,381 | (554) | (2.93) | 19.46 | (111) |

Source: Sugar Creek's Preliminary Prospectus.

Exhibit I-6
Sugar Creek Financial Corp.
Loan Portfolio Composition

| | September 30, 2013 | | March 31, 2013 | | March 31, 2012 | |
|---|---|---|---|---|---|---|
| (Dollars in thousands) | Amount | Percent | Amount | Percent | Amount | Percent |
| Real estate loans: | | | | | | |
| Single-family, owner occupied | $57,501 | 77.74% | $55,801 | 76.04% | $54,215 | 73.21% |
| Single-family, non-owner occupied | $8,953 | 12.10 | 9,569 | 13.04 | 10,369 | 14.00 |
| Multi-family | $903 | 1.22 | 941 | 1.28 | 991 | 1.34 |
| Commercial real estate | $3,400 | 4.60 | 3,839 | 5.23 | 4,377 | 5.91 |
| Land | $1,635 | 2.21 | 1,501 | 2.05 | 1,586 | 2.14 |
| Total real estate loans | 72,392 | 97.87 | 71,651 | 97.64 | 71,538 | 96.60 |
| Consumer loans: | | | | | | |
| Consumer loans | 1,578 | 2.13 | 1,729 | 2.36 | 2,520 | 3.40 |
| Total loans | 73,970 | 100.00% | 73,380 | 100.00% | 74,058 | 100.00% |
| Allowance for losses | (368) | | (383) | | (362) | |
| Deferred income | (12) | | - | | (24) | |
| Net deferred loan fees | (96) | | (100) | | (114) | |
| Loans, net | $73,494 | | $72,897 | | $73,558 | |

Source: Sugar Creek's Preliminary Prospectus.

## Exhibit I-7
## Sugar Creek Financial Corp.
## Loan Portfolio Contractual Cash Flows

| March 31, 2013 (Dollars in thousands) | One year or Less | More than One to Five Years | More than Five to Ten Years | Over Ten Years | Total |
|---|---|---|---|---|---|
| Single-Family Real Estate Loans | $4,212 | $19,691 | $25,027 | $16,440 | $65,370 |
| Multi-family | 120 | 500 | 277 | 44 | $941 |
| Commercial Real Estate | 263 | 1,299 | 1,790 | 487 | $3,839 |
| Land | 111 | 504 | 634 | 252 | $1,501 |
| Consumer | 805 | 826 | 98 | - | $1,729 |
| Total Loans | $5,511 | $22,820 | $27,826 | $17,223 | $73,380 |
| Contractual cash flows due after one year: | | | | | |
| Fixed rate loans (including balloon loans) | | $22,802 | $27,826 | $17,223 | $67,851 |
| Adjustable-rate loans | | 18 | - | - | 18 |
| Total | | $22,820 | $27,826 | $17,223 | $67,869 |

Source: Sugar Creek's Preliminary Prospectus.

Exhibit I-8
Sugar Creek Financial Corp.
Non-Performing Assets

| (Dollars in thousands) | September 30, 2013 | March 31, 2013 | March 31, 2012 |
|---|---|---|---|
| Nonaccrual loans: | | | |
| Single-family, owner occupied | $722 | $1,336 | $1,021 |
| Single-family, non-owner occupied | — | — | 20 |
| Multi-family | — | — | — |
| Commercial | — | — | 131 |
| Land | — | — | 9 |
| Consumer | 10 | 22 | 11 |
| Total nonaccrual loans | 732 | 1,358 | 1,192 |
| Accruing troubled debt restructurings: | | | |
| Single-family, owner occupied | 962 | 471 | 920 |
| Single-family, non-owner occupied | — | — | 194 |
| Total accruing troubled-debt restructurings | 962 | 471 | 1,114 |
| Total nonperforming loans | 1,694 | 1,829 | 2,306 |
| Foreclosed real estate | 309 | 324 | 1,254 |
| Total nonperforming assets | $2,003 | $2,153 | $3,560 |
| Total nonperforming loans to total loans | 2.29% | 2.49% | 3.11% |
| Total nonperforming loans to total assets | 1.92 | 2.02 | 2.50 |
| Total nonperforming assets to total assets | 2.27 | 2.38 | 3.86 |

Source: Sugar Creek's Preliminary Prospectus.

Exhibit I-9
Sugar Creek Financial Corp.
Deposit Portfolio Composition

| | September 30, | | March 31, | | | |
|---|---|---|---|---|---|---|
| | 2013 | | 2013 | | 2012 | |
| (Dollars in thousands) | Amount | Percent | Amount | Percent | Amount | Percent |
| Non-interest bearing NOW accounts | 3,342 | 4.60% | 3,659 | 4.93% | 4,177 | 5.45% |
| NOW accounts | 5,478 | 7.55 | 5,747 | 7.74 | 5,668 | 7.40 |
| Savings accounts | 13,813 | 19.03 | 13,364 | 17.99 | 11,807 | 15.41 |
| Money market accounts | 17,026 | 23.45 | 17,499 | 23.56 | 17,160 | 22.40 |
| Certificates of deposit | 32,943 | 45.37 | 34,005 | 45.78 | 37,806 | 49.34 |
| Total | $72,602 | 100.00% | $74,274 | 100.00% | $76,618 | 100.00% |

Source: Sugar Creek's Preliminary Prospectus.

Exhibit I-10
Sugar Creek Financial Corp.
Time Deposit Rate/Maturity

**Time Deposit Maturities of $100,000 or more**

| September 30, 2013 (Dollars in thousands) | September 30, 2013 | March 31, 2013 |
|---|---|---|
| **Maturity Period** | | |
| Three months or less | $ 1,060 | $ 320 |
| Over three through six months | 1,343 | 1,530 |
| Over six through twelve months | 1,582 | 2,150 |
| Over twelve months | 4,827 | 4,870 |
| Total | $ 8,812 | $ 8,870 |

Source: Sugar Creek's Preliminary Prospectus.

Exhibit I-11
Sugar Creek Financial Corp.
Borrowings Activity

| | Six Months Ended September 30, | | Year Ended March 31, | |
|---|---|---|---|---|
| **(Dollars in thousands)** | **2013** | **2012** | **2013** | **2012** |
| Maximum amount outstanding at any month end during the period: | | | | |
| FHLB advances | $5,000 | $5,000 | $5,000 | $11,000 |
| Average amount outstanding during the period: | | | | |
| FHLB advances | 5,000 | 5,000 | 5,000 | 9,369 |
| Weighted average interest rate during the period: | | | | |
| FHLB advances | 4.71% | 4.71% | 4.71% | 4.82% |
| Balance outstanding at end of period: | | | | |
| FHLB advances | 5,000 | 5,000 | 5,000 | 5,000 |
| Weighted average interest rate at end of period: | | | | |
| FHLB advances | 4.71% | 4.71% | 4.71% | 4.71% |

Source: Sugar Creek's Preliminary Prospectus.

EXHIBIT II-1
Sugar Creek Financial Corp.
Description of Office Facilities

Exhibit II-1
Sugar Creek Financial Corp.
Description of Office Facilities

Sugar Creek conducts business through the main office in Trenton, Illinois and one branch office in Breese, Illinois, both of which are owned. The net book value of Sugar Creek's land, buildings, furniture, fixtures and equipment was $1.1 million as of September 30, 2013.

## Office Locations and Hours

***Trenton*** **- 28 West Broadway**
**Voice: 618-224-9228**
**Fax: 618-224-7846**

**Lobby**

| | |
|---|---|
| Monday - Thursday | 9:00 a.m. - 4:00 p.m. |
| Friday | 9:00 a.m. - 6:00 p.m. |
| Saturday | 9:00 a.m. - Noon |

***Closed on federal holidays***

**Drive-Up**

| | |
|---|---|
| Monday - Friday | 9:00 a.m. - 6:00 p.m. |
| Saturday | 9:00 a.m. - Noon |

***Closed on federal holidays***

**Tempo Bank 24 Hour *ATM Expre$$***
Open 24 hours a day - 7 days a week - all year

***Breese*** **- 301 North 4th Street**
**Voice: 618-526-7256**
**Fax: 618-526-0337**

**Lobby**

| | |
|---|---|
| Monday, Tuesday and Thursday | 9:00 a.m. - 4:00 p.m. |
| Friday | 9:00 a.m. - 6:00 p.m. |
| Saturday | 9:00 a.m. - Noon |

***Closed Wednesdays and federal holidays***

**Drive-Up**

| | |
|---|---|
| Monday, Tuesday and Thursday | 9:00 a.m. - 4:00 p.m. |
| Friday | 9:00 a.m. - 6:00 p.m. |
| Saturday | 9:00 a.m. - Noon |

***Closed Wednesdays and federal holidays***

Source: Sugar Creek's Preliminary Prospectus and website.

EXHIBIT II-2
Sugar Creek Financial Corp.
Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

| Year/Qtr. Ended | | Prime Rate | 90 Day T-Bill | One Year T-Bill | 10 Year T-Bond |
|---|---|---|---|---|---|
| 2003: | Quarter 1 | 4.25% | 1.14% | 1.19% | 3.83% |
| | Quarter 2 | 4.00% | 0.90% | 1.09% | 3.54% |
| | Quarter 3 | 4.00% | 0.95% | 1.15% | 3.96% |
| | Quarter 4 | 4.00% | 0.95% | 1.26% | 4.27% |
| 2004: | Quarter 1 | 4.00% | 0.95% | 1.20% | 3.86% |
| | Quarter 2 | 4.00% | 1.33% | 2.09% | 4.62% |
| | Quarter 3 | 4.75% | 1.70% | 2.16% | 4.12% |
| | Quarter 4 | 5.25% | 2.22% | 2.75% | 4.24% |
| 2005: | Quarter 1 | 5.75% | 2.80% | 3.43% | 4.51% |
| | Quarter 2 | 6.00% | 3.12% | 3.51% | 3.98% |
| | Quarter 3 | 6.75% | 3.55% | 4.01% | 4.34% |
| | Quarter 4 | 7.25% | 4.08% | 4.38% | 4.39% |
| 2006: | Quarter 1 | 7.75% | 4.63% | 4.82% | 4.86% |
| | Quarter 2 | 8.25% | 5.01% | 5.21% | 5.15% |
| | Quarter 3 | 8.25% | 4.88% | 4.91% | 4.64% |
| | Quarter 4 | 8.25% | 5.02% | 5.00% | 4.71% |
| 2007: | Quarter 1 | 8.25% | 5.04% | 4.90% | 4.65% |
| | Quarter 2 | 8.25% | 4.82% | 4.91% | 5.03% |
| | Quarter 3 | 7.75% | 3.82% | 4.05% | 4.59% |
| | Quarter 4 | 7.25% | 3.36% | 3.34% | 3.91% |
| 2008: | Quarter 1 | 5.25% | 1.38% | 1.55% | 3.45% |
| | Quarter 2 | 5.00% | 1.90% | 2.36% | 3.99% |
| | Quarter 3 | 5.00% | 0.92% | 1.78% | 3.85% |
| | Quarter 4 | 3.25% | 0.11% | 0.37% | 2.25% |
| 2009: | Quarter 1 | 3.25% | 0.21% | 0.57% | 2.71% |
| | Quarter 2 | 3.25% | 0.19% | 0.56% | 3.53% |
| | Quarter 3 | 3.25% | 0.14% | 0.40% | 3.31% |
| | Quarter 4 | 3.25% | 0.06% | 0.47% | 3.85% |
| 2010: | Quarter 1 | 3.25% | 0.16% | 0.41% | 3.84% |
| | Quarter 2 | 3.25% | 0.18% | 0.32% | 2.97% |
| | Quarter 3 | 3.25% | 0.18% | 0.32% | 2.97% |
| | Quarter 4 | 3.25% | 0.12% | 0.29% | 3.30% |
| 2011: | Quarter 1 | 3.25% | 0.09% | 0.30% | 3.47% |
| | Quarter 2 | 3.25% | 0.03% | 0.19% | 3.18% |
| | Quarter 3 | 3.25% | 0.02% | 0.13% | 1.92% |
| | Quarter 4 | 3.25% | 0.02% | 0.12% | 1.89% |
| 2012: | Quarter 1 | 3.25% | 0.07% | 0.19% | 2.23% |
| | Quarter 2 | 3.25% | 0.09% | 0.21% | 1.67% |
| | Quarter 3 | 3.25% | 0.10% | 0.17% | 1.65% |
| | Quarter 4 | 3.25% | 0.05% | 0.16% | 1.78% |
| 2013: | Quarter 1 | 3.25% | 0.07% | 0.14% | 1.87% |
| | Quarter 2 | 3.25% | 0.04% | 0.15% | 2.52% |
| | Quarter 3 | 3.25% | 0.02% | 0.10% | 2.64% |
| As of November 15, 2013 | | 3.25% | 0.08% | 0.13% | 2.71% |

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT III-1
Sugar Creek Financial Corp.
General Characteristics of Publicly-Traded Thrift Institutions

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
November 15, 2013

| Ticker | Financial Institution | Exchange | Primary Market | Total Assets (1) ($Mil) | | Offices | Fiscal Year | Stock Price ($) | Market Value ($Mil) |
|---|---|---|---|---|---|---|---|---|---|
| **California Companies** | | | | | | | | | |
| BOFI | Bofi Holding, Inc. Of CA | NASDAQ | San Diego, CA | 3,284 | | 1 | 30-Jun | 74.85 | 1,033 |
| PROV | Provident Fin. Holdings of CA | NASDAQ | Riverside, CA | 1,153 | | 14 | 30-Jun | 14.51 | 148 |
| SMPL | Simplicity Bancorp of CA | NASDAQ | Covina, CA | 835 | | 9 | 30-Jun | 15.70 | 126 |
| BYFC | Broadway Financial Corp. of CA | NASDAQ | Los Angeles, CA | 345 | J | 5 | 31-Dec | 1.19 | 2 |
| **Florida Companies** | | | | | | | | | |
| EVER | EverBank Financial Corp. of FL | NYSE | Jacksonville, FL | 17,612 | | 17 | 31-Dec | 15.58 | 1,909 |
| **Mid-Atlantic Companies** | | | | | | | | | |
| NYCB | New York Community Bcrp of NY | NYSE | Westbury, NY | 45,762 | | 281 | 31-Dec | 16.45 | 7,252 |
| HCBK | Hudson City Bancorp, Inc of NJ | NASDAQ | Paramus, NJ | 39,188 | | 135 | 31-Dec | 9.14 | 4,830 |
| AF | Astoria Financial Corp. of NY | NYSE | Lake Success, NY | 16,022 | | 85 | 31-Dec | 13.30 | 1,315 |
| ISBC | Investors Bcrp MHC of NJ(41.6) | NASDAQ | Short Hills, NJ | 13,808 | | 83 | 30-Jun | 23.61 | 2,648 |
| NWBI | Northwest Bancshares Inc of PA | NASDAQ | Warren, PA | 7,909 | | 172 | 30-Jun | 13.98 | 1,316 |
| PFS | Provident Fin. Serv. Inc of NJ | NYSE | Jersey City, NJ | 7,341 | | 83 | 31-Dec | 18.58 | 1,112 |
| BNCL | Beneficial Mut MHC of PA(42.9) | NASDAQ | Philadelphia, PA | 4,685 | | 65 | 31-Dec | 10.09 | 788 |
| TRST | TrustCo Bank Corp NY of NY | NASDAQ | Glenville, NY | 4,459 | | 133 | 31-Dec | 6.83 | 644 |
| WSFS | WSFS Financial Corp. of DE | NASDAQ | Wilmington, DE | 4,443 | | 38 | 31-Dec | 71.08 | 629 |
| DCOM | Dime Community Bancshars of NY | NASDAQ | Brooklyn, NY | 4,015 | | 25 | 31-Dec | 16.25 | 594 |
| KRNY | Kearny Fin Cp MHC of NJ (24.0) | NASDAQ | Fairfield, NJ | 3,238 | | 40 | 30-Jun | 10.40 | 690 |
| ORIT | Oritani Financial Corp of NJ | NASDAQ | Twnship of WA NJ | 2,824 | | 26 | 30-Jun | 15.90 | 726 |
| NFBK | Northfield Bancorp, Inc. of NJ | NASDAQ | Woodbridge, NJ | 2,727 | | 30 | 31-Dec | 12.53 | 726 |
| OCFC | OceanFirst Fin. Corp of NJ | NASDAQ | Toms River, NJ | 2,286 | | 25 | 31-Dec | 17.54 | 305 |
| ESBF | ESB Financial Corp. of PA | NASDAQ | Ellwood City, PA | 1,897 | J | 24 | 31-Dec | 13.14 | 232 |
| ROMA | Roma Fin Corp MHC of NJ (25.5) | NASDAQ | Robbinsville, NJ | 1,732 | J | 27 | 31-Dec | 19.73 | 595 |
| ESSA | ESSA Bancorp, Inc. of PA | NASDAQ | Stroudsburg, PA | 1,372 | | 27 | 30-Sep | 10.65 | 127 |
| FXCB | Fox Chase Bancorp, Inc. of PA | NASDAQ | Hatboro, PA | 1,107 | | 11 | 31-Dec | 17.49 | 212 |
| CSBK | Clifton Svg Bp MHC of NJ(35.8) | NASDAQ | Clifton, NJ | 1,083 | | 12 | 31-Mar | 12.75 | 335 |
| CBNJ | Cape Bancorp, Inc. of NJ | NASDAQ | Cape My Ct Hs,NJ | 1,051 | J | 15 | 31-Dec | 9.75 | 119 |
| OSHC | Ocean Shore Holding Co. of NJ | NASDAQ | Ocean City, NJ | 1,043 | | 12 | 31-Dec | 14.16 | 99 |
| SVBI | Severn Bancorp, Inc. of MD | NASDAQ | Annapolis, MD | 839 | J | 4 | 31-Dec | 4.68 | 47 |
| THRD | TF Financial Corporation of PA | NASDAQ | Newtown, PA | 715 | J | 18 | 31-Dec | 27.66 | 87 |
| ONFC | Oneida Financial Corp. of NY | NASDAQ | Oneida, NY | 714 | | 13 | 31-Dec | 13.00 | 91 |
| MLVF | Malvern Bancorp, Inc. of PA | NASDAQ | Paoli, PA | 666 | J | 9 | 30-Sep | 12.05 | 79 |
| GCBC | Green Co Bcrp MHC of NY (44.7) | NASDAQ | Catskill, NY | 650 | | 14 | 30-Jun | 27.00 | 113 |
| CARV | Carver Bancorp, Inc. of NY | NASDAQ | New York, NY | 635 | | 9 | 31-Mar | 7.00 | 26 |
| COBK | Colonial Financial Serv. of NJ | NASDAQ | Bridgeton, NJ | 626 | J | 9 | 31-Dec | 13.46 | 52 |
| MGYR | Magyar Bancorp MHC of NJ(44.9) | NASDAQ | NW Brunswick, NJ | 532 | J | 6 | 30-Sep | 7.07 | 41 |
| PBIP | Prudential Bancorp Inc of PA | NASDAQ | Philadelphia, PA | 529 | P | 7 | 30-Sep | 10.71 | 102 |
| PBHC | Pathfinder BC MHC of NY (39.5) | NASDAQ | Oswego, NY | 492 | | 14 | 31-Dec | 13.50 | 35 |
| LSBK | Lake Shore Bnp MHC of NY(38.7) | NASDAQ | Dunkirk, NY | 489 | J | 10 | 31-Dec | 12.25 | 73 |
| ALLB | Alliance Bancorp, Inc. of PA | NASDAQ | Broomall, PA | 436 | | 9 | 31-Dec | 15.00 | 74 |
| NECB | NE Comm Bncrp MHC of NY (42.5) | NASDAQ | White Plains, NY | 429 | J | 7 | 31-Dec | 7.19 | 91 |
| OBAF | OBA Financial Serv. Inc of MD | NASDAQ | Germantown, MD | 382 | J | 5 | 30-Jun | 19.12 | 77 |
| MSBF | MSB Fin Corp MHC of NJ (39.2) | NASDAQ | Millington, NJ | 344 | D | 5 | 30-Jun | 7.41 | 37 |
| HBK | Hamilton Bancorp, Inc. of MD | NASDAQ | Towson, MD | 326 | J | 5 | 31-Mar | 14.80 | 55 |
| FFCO | FedFirst Financial Corp of PA | NASDAQ | Monessen, PA | 323 | | 9 | 31-Dec | 19.50 | 47 |
| WVFC | WVS Financial Corp. of PA | NASDAQ | Pittsburgh, PA | 288 | J | 6 | 30-Jun | 11.05 | 23 |
| PBCP | Polonia Bancorp, Inc. of PA | NASDAQ | Huntngtn Vly, PA | 271 | P | 9 | 31-Dec | 10.25 | 36 |
| CMSB | CMS Bancorp Inc of W Plains NY | NASDAQ | White Plains, NY | 262 | J | 6 | 30-Sep | 8.22 | 15 |
| **Midwest Companies** | | | | | | | | | |
| FBC | Flagstar Bancorp, Inc. of MI | NYSE | Troy, MI | 11,808 | | 176 | 31-Dec | 18.21 | 1,022 |
| TFSL | TFS Fin Corp MHC of OH (26.5) | NASDAQ | Cleveland, OH | 11,135 | J | 39 | 30-Sep | 11.94 | 3,692 |
| CFFN | Capitol Federal Fin Inc. of KS | NASDAQ | Topeka, KS | 9,240 | J | 47 | 30-Sep | 12.30 | 1,818 |
| BKMU | Bank Mutual Corp of WI | NASDAQ | Milwaukee, WI | 2,333 | | 80 | 31-Dec | 6.26 | 291 |
| FDEF | First Defiance Fin. Corp of OH | NASDAQ | Defiance, OH | 2,058 | | 33 | 31-Dec | 25.15 | 246 |
| UCFC | United Community Fin. of OH | NASDAQ | Youngstown, OH | 1,787 | J | 38 | 31-Dec | 3.66 | 184 |
| CASH | Meta Financial Group of IA | NASDAQ | Sioux Falls, SD | 1,660 | J | 12 | 30-Sep | 36.92 | 204 |
| WSBF | Waterstone Fin MHC of WI(26.2) | NASDAQ | Wauwatosa, WI | 1,633 | J | 10 | 31-Dec | 10.75 | 337 |
| BFIN | BankFinancial Corp. of IL | NASDAQ | Burr Ridge, IL | 1,442 | | 21 | 31-Dec | 9.08 | 192 |
| PULB | Pulaski Fin Cp of St. Louis MO | NASDAQ | St. Louis, MO | 1,348 | J | 12 | 30-Sep | 10.67 | 122 |
| HFFC | HF Financial Corp. of SD | NASDAQ | Sioux Falls, SD | 1,251 | | 33 | 30-Jun | 12.92 | 91 |
| NASB | NASB Fin, Inc. of Grandview MO | NASDAQ | Grandview, MO | 1,142 | J | 9 | 30-Sep | 27.10 | 213 |
| FSFG | First Savings Fin. Grp. of IN | NASDAQ | Clarksville, IN | 653 | J | 12 | 30-Sep | 22.25 | 51 |
| FCLF | First Clover Leaf Fin Cp of IL | NASDAQ | Edwardsville, IL | 598 | J | 4 | 31-Dec | 9.05 | 66 |
| CHEV | Cheviot Financial Corp. of OH | NASDAQ | Cincinnati, OH | 592 | | 6 | 31-Dec | 10.30 | 70 |
| WBB | Westbury Bancorp, Inc. of WI | NASDAQ | West Bend, WI | 566 | P | 13 | 31-Dec | 14.40 | 74 |
| HMNF | HMN Financial, Inc. of MN | NASDAQ | Rochester, MN | 563 | | 15 | 31-Dec | 8.79 | 39 |
| CZWI | Citizens Comm Bncorp Inc of WI | NASDAQ | Eau Claire, WI | 565 | | 27 | 30-Sep | 7.55 | 39 |
| IROQ | IF Bancorp, Inc. of IL | NASDAQ | Watseka, IL | 548 | J | 5 | 30-Jun | 16.40 | 75 |
| UCBA | United Community Bancorp of IN | NASDAQ | Lawrenceburg, IN | 513 | J | 9 | 30-Jun | 10.36 | 53 |
| LPSB | LaPorte Bancorp Inc. of IN | NASDAQ | La Porte, IN | 500 | | 8 | 31-Dec | 10.66 | 66 |
| FCAP | First Capital, Inc. of IN | NASDAQ | Corydon, IN | 461 | J | 13 | 31-Dec | 20.25 | 56 |
| WAYN | Wayne Savings Bancshares of OH | NASDAQ | Wooster, OH | 400 | | 11 | 31-Mar | 10.75 | 31 |
| LSBI | LSB Fin. Corp. of Lafayette IN | NASDAQ | Lafayette, IN | 355 | | 5 | 31-Dec | 28.25 | 44 |
| KFFB | KY Fst Fed Bp MHC of KY (38.9) | NASDAQ | Hazard, KY | 324 | J | 4 | 30-Jun | 8.19 | 70 |
| JXSB | Jacksonville Bancorp Inc of IL | NASDAQ | Jacksonville, IL | 321 | | 7 | 31-Dec | 19.50 | 36 |
| WBKC | Wolverine Bancorp, Inc. of MI | NASDAQ | Midland, MI | 287 | J | 5 | 31-Dec | 20.33 | 49 |
| MCBK | Madison County Financial of NE | NASDAQ | Madison, NE | 277 | | 4 | 31-Dec | 18.00 | 57 |

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
November 15, 2013

| Ticker | Financial Institution | Exchange | Primary Market | Total Assets (1) ($Mil) | | Offices | Fiscal Year | Stock Price ($) | Market Value ($Mil) |
|---|---|---|---|---|---|---|---|---|---|
| CFBK | Central Federal Corp. of OH | NASDAQ | Fairlawn, OH | 245 | J | 4 | 31-Dec | 1.37 | 22 |
| FFNM | First Fed of N. Michigan of MI | NASDAQ | Alpena, MI | 214 | | 8 | 31-Dec | 4.97 | 14 |
| **New England Companies** | | | | | | | | | |
| PBCT | Peoples United Financial of CT | NASDAQ | Bridgeport, CT | 31,509 | | 340 | 31-Dec | 14.75 | 4,658 |
| BHLB | Berkshire Hills Bancorp of MA | NASDAQ | Pittsfield, MA | 5,450 | | 44 | 31-Dec | 25.46 | 635 |
| EBSB | Meridian Fn Serv MHC MA (40.6) | NASDAQ | East Boston, MA | 2,655 | | 25 | 31-Dec | 23.58 | 525 |
| UBNK | United Financial Bncrp of MA | NASDAQ | W Springfield MA | 2,491 | | 24 | 31-Dec | 18.08 | 356 |
| RCKB | Rockville Fin New, Inc. of CT | NASDAQ | Vrn Rockville CT | 2,219 | | 22 | 31-Dec | 13.62 | 359 |
| FBNK | First Connecticut Bncorp of CT | NASDAQ | Farmington, CT | 1,992 | | 21 | 31-Dec | 15.57 | 256 |
| SIFI | SI Financial Group, Inc. of CT | NASDAQ | Willimantic, CT | 1,369 | | 21 | 31-Dec | 11.26 | 144 |
| HIFS | Hingham Inst. for Sav. of MA | NASDAQ | Hingham, MA | 1,304 | | 10 | 31-Dec | 74.00 | 158 |
| WFD | Westfield Fin. Inc. of MA | NASDAQ | Westfield, MA | 1,271 | | 11 | 31-Dec | 7.23 | 150 |
| NHTB | NH Thrift Bancshares of NH | NASDAQ | Newport, NH | 1,240 | | 27 | 31-Dec | 15.23 | 108 |
| BLMT | BSB Bancorp, Inc. of MA | NASDAQ | Belmont, MA | 1,023 | | 7 | 31-Dec | 14.27 | 129 |
| HBNK | Hampden Bancorp, Inc. of MA | NASDAQ | Springfield, MA | 696 | | 9 | 30-Jun | 16.74 | 95 |
| CBNK | Chicopee Bancorp, Inc. of MA | NASDAQ | Chicopee, MA | 597 | J | 8 | 31-Dec | 17.42 | 94 |
| PEOP | Peoples Fed Bancshrs Inc of MA | NASDAQ | Brighton, MA | 575 | J | 6 | 30-Sep | 17.55 | 113 |
| NVSL | Naugatuck Valley Fin Crp of CT | NASDAQ | Naugatuck, CT | 511 | J | 10 | 31-Dec | 7.39 | 52 |
| PSBH | PSB Hldgs Inc MHC of CT (42.9) | NASDAQ | Putnam, CT | 454 | J | 8 | 30-Jun | 6.22 | 41 |
| WEBK | Wellesley Bancorp, Inc. of MA | NASDAQ | Wellesley, MA | 421 | | 2 | 31-Dec | 17.77 | 44 |
| MFLR | Mayflower Bancorp, Inc. of MA | NASDAQ | Middleboro, MA | 244 | | 8 | 30-Apr | 17.60 | 36 |
| GTWN | Georgetown Bancorp, Inc. of MA | NASDAQ | Georgetown, MA | 230 | J | 3 | 31-Dec | 14.70 | 28 |
| **Northwest Companies** | | | | | | | | | |
| HMST | HomeStreet, Inc. of WA | NASDAQ | Seattle, WA | 2,776 | J | 21 | 31-Dec | 19.78 | 285 |
| FFNW | First Fin NW, Inc of Renton WA | NASDAQ | Renton, WA | 892 | | 1 | 31-Dec | 10.50 | 176 |
| RVSB | Riverview Bancorp, Inc. of WA | NASDAQ | Vancouver, WA | 789 | | 17 | 31-Mar | 2.71 | 61 |
| TSBK | Timberland Bancorp, Inc. of WA | NASDAQ | Hoquiam, WA | 746 | | 22 | 30-Sep | 8.66 | 61 |
| ANCB | Anchor Bancorp of Aberdeen, WA | NASDAQ | Aberdeen, WA | 403 | | 15 | 30-Jun | 16.90 | 43 |
| FSBW | FS Bancorp, Inc. of WA | NASDAQ | MntLake Terr, WA | 396 | | 7 | 31-Dec | 17.21 | 56 |
| **Southeast Companies** | | | | | | | | | |
| HTBI | HomeTrust Bancshrs, Inc. of NC | NASDAQ | Asheville, NC | 1,583 | J | 20 | 30-Jun | 16.08 | 331 |
| HBOS | Heritage Fin Group, Inc of GA | NASDAQ | Albany, GA | 1,322 | | 16 | 31-Dec | 17.37 | 136 |
| CHFN | Charter Financial Corp of GA | NASDAQ | West Point, GA | 1,162 | P | 16 | 30-Sep | 10.66 | 242 |
| FRNK | Franklin Financial Corp. of VA | NASDAQ | Glen Allen, VA | 1,051 | J | 9 | 30-Sep | 19.16 | 235 |
| HBCP | Home Bancorp Inc. Lafayette LA | NASDAQ | Lafayette, LA | 972 | J | 18 | 31-Dec | 18.79 | 133 |
| ASBB | ASB Bancorp, Inc. of NC | NASDAQ | Asheville, NC | 753 | J | 13 | 31-Dec | 17.41 | 91 |
| ACFC | Atlantic Coast Fin. Corp of GA | NASDAQ | Waycross, GA | 742 | J | 12 | 31-Dec | 3.90 | 10 |
| FFBH | First Fed. Bancshares of AR | NASDAQ | Harrison, AR | 530 | | 18 | 31-Dec | 8.86 | 178 |
| JFBI | Jefferson Bancshares Inc of TN | NASDAQ | Morristown, TN | 503 | J | 12 | 30-Jun | 6.30 | 42 |
| OFED | Oconee Fed Fn Cp MHC SC (35.0) | NASDAQ | Seneca, SC | 370 | J | 5 | 30-Jun | 17.16 | 102 |
| LABC | Louisiana Bancorp, Inc. of LA | NASDAQ | Metairie, LA | 318 | | 3 | 31-Dec | 18.00 | 52 |
| PBSK | Poage Bankshares, Inc. of KY | NASDAQ | Ashland, KY | 300 | J | 6 | 30-Sep | 14.28 | 46 |
| AFCB | Athens Bancshares Corp. of TN | NASDAQ | Athens, TN | 296 | | 7 | 31-Dec | 18.10 | 38 |
| HFBL | Home Federal Bancorp Inc of LA | NASDAQ | Shreveport, LA | 293 | | 5 | 30-Jun | 16.91 | 40 |
| SIBC | State Investors Bancorp of LA | NASDAQ | Metairie, LA | 256 | | 4 | 31-Dec | 15.50 | 38 |
| **Southwest Companies** | | | | | | | | | |
| OABC | OmniAmerican Bancorp Inc of TX | NASDAQ | Fort Worth, TX | 1,448 | | 16 | 31-Dec | 21.99 | 252 |
| SPBC | SP Bancorp, Inc. of Plano, TX | NASDAQ | Plano, TX | 305 | | 8 | 31-Dec | 19.95 | 32 |
| **Western Companies (excluding CA)** | | | | | | | | | |
| TBNK | Territorial Bancorp, Inc of HI | NASDAQ | Honolulu, HI | 1,562 | J | 25 | 31-Dec | 22.69 | 231 |
| EBMT | Eagle Bancorp Montana of MT | NASDAQ | Helena, MT | 514 | | 6 | 30-Jun | 10.76 | 42 |

(1) Most Recent Quarter End Available.
Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-2
Sugar Creek Financial Corp.
Peer Group Summary Demographic and Deposit Market Share Data

Exhibit III-2
Sugar Creek Financial Corp.
Peer Group Market Area Comparative Analysis

| Company | County | Population 2010 | Population 2012 | Proj. Pop. 2017 | 2010-2012 % Change (%) | 2012-2017 % Change (%) | 2012 Per Capita Income Amount ($) | 2012 Per Capita Income % State Average (%) | Deposit Market Share(1) (%) | Unemployment Rate 8/31/2013 (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| Citizens Community Bancorp of WI | Eau Claire | 98,736 | 100,524 | 104,461 | 0.9% | 0.8% | $24,466 | 96.21% | 7.79% | 5.4% |
| First Clover Leaf Fin Corp of IL | Madison | 269,282 | 269,364 | 269,584 | 0.0% | 0.0% | 25,955 | 93.32% | 10.33% | 8.3% |
| IF Bancorp. Inc. of IL | Iroquois | 29,718 | 29,821 | 29,316 | 0.2% | -0.3% | 23,721 | 85.29% | 23.88% | 7.4% |
| Jacksonville Bancorp of IL | Morgan | 35,547 | 35,416 | 35,105 | -0.2% | -0.2% | 22,187 | 79.77% | 25.39% | 8.3% |
| LaPorte Bancorp Inc of IN | LaPorte | 111,467 | 112,551 | 113,887 | 0.5% | 0.2% | 21,902 | 94.38% | 19.06% | 9.1% |
| LSB Financial Corp of IN | Tippecanoe | 172,780 | 176,357 | 186,549 | 1.0% | 1.1% | 22,849 | 98.47% | 14.68% | 6.8% |
| Madison County Financial Inc of NE | Madison | 34,876 | 35,452 | 36,021 | 0.8% | 0.3% | 21,650 | 88.04% | 11.02% | 3.4% |
| Poage Bankshares Inc of KY | Boyd | 49,542 | 49,468 | 46,542 | -0.1% | -1.2% | 21,198 | 96.61% | 24.52% | 7.9% |
| Wayne Savings Bancshares of OH | Wayne | 114,520 | 115,554 | 116,570 | 0.5% | 0.2% | 21,946 | 90.19% | 12.80% | 6.2% |
| Wolverine Bancorp Inc. of MI | Midland | 83,629 | 84,468 | 85,575 | 0.5% | 0.3% | 26,267 | 109.31% | 13.82% | 7.2% |
| | **Averages:** | **100,010** | **100,898** | **102,361** | **0.4%** | **0.1%** | **$23,214** | **93.16%** | **16.33%** | **7.0%** |
| | **Medians:** | **91,183** | **92,496** | **95,018** | **0.5%** | **0.2%** | **$22,518** | **93.85%** | **14.25%** | **7.3%** |
| **Sugar Creek Financial Corp of IL** | **Clinton** | **37,762** | **38,140** | **39,005** | **1.0%** | **2.3%** | **$25,327** | **91.07%** | **7.97%** | **6.7%** |

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2013.

Source: SNL Financial, LC and Bureau of Labor Statistics.

EXHIBIT IV-1
Sugar Creek Financial Corp.
Stock Prices: As of November 15, 2013

# Exhibit IV-1A
## Weekly Thrift Market Line - Part One
## Prices As of November 15, 2013

| Financial Institution | Market Capitalization: Price/ Share(1) ($) | Shares Outstanding (000) | Market Capitalization ($Mil) | Price Change Data: 52 Week (1) High ($) | 52 Week (1) Low ($) | Last Wk ($) | % Change From: Last Wk (%) | 52 Wks (2) (%) | MRY (2) (%) | Current Per Share Financials: LTM EPS (3) ($) | LTM Core EPS (3) ($) | BV/ Share ($) | TBV/ Share (4) ($) | Assets/ Share ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Market Averages. All Public Companies(no MHC)** | | | | | | | | | | | | | | |
| All Public Companies(103) | 16.29 | 23,970 | 352.2 | 17.73 | 12.39 | 16.24 | -0.12 | 28.97 | 22.23 | 0.81 | 0.39 | 15.40 | 14.48 | 128.47 |
| NYSE Traded Companies(5) | 16.42 | 155,652 | 2,522.1 | 17.47 | 11.90 | 16.43 | 0.02 | 29.19 | 18.11 | 0.82 | -0.46 | 14.56 | 11.80 | 148.53 |
| NASDAQ Listed OTC Companies(98) | 16.28 | 16,965 | 236.8 | 17.74 | 12.41 | 16.23 | -0.13 | 28.96 | 22.45 | 0.81 | 0.43 | 15.45 | 14.63 | 127.41 |
| California Companies(4) | 26.56 | 8,460 | 327.3 | 28.09 | 13.32 | 24.81 | 4.97 | 59.64 | 59.35 | 1.14 | -0.15 | 13.41 | 13.26 | 158.85 |
| Florida Companies(1) | 15.58 | 122,545 | 1,909.3 | 17.29 | 12.75 | 15.42 | 1.04 | 9.95 | 4.49 | 1.14 | -0.40 | 11.86 | 11.42 | 143.72 |
| Mid-Atlantic Companies(30) | 15.93 | 38,567 | 578.7 | 17.42 | 11.93 | 16.05 | -1.04 | 33.00 | 22.65 | 0.74 | 0.69 | 14.55 | 13.34 | 123.07 |
| Mid-West Companies(27) | 14.65 | 16,435 | 193.6 | 15.94 | 11.05 | 14.66 | -0.22 | 30.42 | 25.37 | 0.86 | 0.26 | 15.38 | 14.54 | 128.69 |
| New England Companies(17) | 18.82 | 30,244 | 461.1 | 20.04 | 15.30 | 18.63 | 0.89 | 17.90 | 12.40 | 0.75 | 0.69 | 16.88 | 15.14 | 150.48 |
| North-West Companies(6) | 12.63 | 11,087 | 113.7 | 15.11 | 9.44 | 12.69 | -0.61 | 35.46 | 25.56 | 1.07 | -0.88 | 14.02 | 13.69 | 111.16 |
| South-East Companies(14) | 15.19 | 8,875 | 123.2 | 16.14 | 12.30 | 15.30 | -0.69 | 25.71 | 20.09 | 0.66 | 0.48 | 16.14 | 16.04 | 103.08 |
| South-West Companies(2) | 20.97 | 6,524 | 141.8 | 24.86 | 17.73 | 20.70 | 1.38 | 16.56 | 11.89 | 0.71 | 0.21 | 19.42 | 19.42 | 159.66 |
| Western Companies (Excl CA)(2) | 16.73 | 7,040 | 136.5 | 18.21 | 15.53 | 16.92 | -1.14 | 3.80 | 1.63 | 1.01 | 0.35 | 16.89 | 15.89 | 142.64 |
| Thrift Strategy(100) | 15.75 | 21,231 | 306.6 | 17.12 | 12.08 | 15.71 | -0.13 | 28.91 | 22.17 | 0.76 | 0.37 | 15.13 | 14.30 | 125.04 |
| Mortgage Banker Strategy(1) | 14.51 | 10,201 | 148.0 | 19.69 | 14.18 | 14.59 | -0.55 | -3.78 | -17.09 | 1.82 | -1.71 | 15.41 | 15.41 | 113.03 |
| Diversified Strategy(2) | 42.92 | 162,332 | 2,643.5 | 45.76 | 26.22 | 42.67 | 0.73 | 48.03 | 45.12 | 2.64 | 2.51 | 28.48 | 22.87 | 301.06 |
| Companies Issuing Dividends(73) | 16.60 | 29,197 | 429.8 | 18.17 | 12.98 | 16.63 | -0.24 | 23.15 | 17.27 | 0.98 | 0.55 | 15.72 | 14.48 | 134.17 |
| Companies Without Dividends(30) | 15.49 | 10,714 | 155.4 | 16.60 | 10.89 | 15.26 | 0.19 | 43.73 | 34.83 | 0.38 | -0.02 | 14.59 | 14.50 | 114.04 |
| Equity/Assets <6%(3) | 4.10 | 2,807 | 14.1 | 5.52 | 1.64 | 4.27 | 1.57 | 91.11 | 72.89 | -0.27 | -0.84 | 0.94 | 0.89 | 175.92 |
| Equity/Assets 6-12%(43) | 17.98 | 19,059 | 264.9 | 19.75 | 12.58 | 17.77 | 0.21 | 35.94 | 30.02 | 1.01 | 0.43 | 15.05 | 14.20 | 159.97 |
| Equity/Assets >12%(57) | 15.53 | 28,159 | 425.3 | 16.74 | 12.63 | 15.59 | -0.41 | 21.90 | 14.99 | 0.70 | 0.41 | 16.16 | 15.16 | 104.71 |
| Converted Last 3 Months (no MHC)(1) | 10.71 | 9,545 | 102.2 | 11.39 | 6.13 | 10.68 | 0.28 | 70.81 | 42.99 | 0.22 | 0.22 | 12.82 | 12.82 | 55.45 |
| Actively Traded Companies(1) | 74.00 | 2,129 | 157.5 | 77.00 | 57.69 | 72.88 | 1.54 | 19.57 | 18.21 | 6.22 | 6.22 | 47.42 | 47.42 | 612.55 |
| Market Value Below $20 Million(4) | 3.08 | 2,401 | 8.3 | 3.41 | 1.96 | 3.10 | 3.31 | 21.46 | 44.17 | -0.65 | -1.02 | 4.19 | 4.13 | 127.12 |
| Holding Company Structure(87) | 15.14 | 25,783 | 365.9 | 16.57 | 11.79 | 15.19 | -0.35 | 28.00 | 21.55 | 0.72 | 0.40 | 14.83 | 13.78 | 123.79 |
| Assets Over $1 Billion(46) | 19.38 | 46,215 | 701.0 | 20.99 | 14.29 | 19.25 | -0.23 | 27.06 | 18.97 | 1.11 | 0.47 | 15.73 | 14.28 | 141.54 |
| Assets $500 Million-$1 Billion(29) | 12.37 | 7,371 | 79.1 | 13.83 | 9.72 | 12.42 | -0.50 | 38.71 | 29.94 | 0.50 | 0.32 | 13.50 | 12.85 | 111.73 |
| Assets $250-$500 Million(24) | 16.23 | 2,884 | 45.3 | 17.44 | 12.87 | 16.21 | 0.48 | 22.55 | 20.53 | 0.70 | 0.40 | 17.98 | 17.67 | 130.82 |
| Assets less than $250 Million(4) | 7.01 | 6,861 | 21.2 | 7.35 | 5.13 | 7.00 | 0.47 | 15.85 | 12.26 | 0.04 | -0.20 | 8.47 | 8.47 | 70.80 |
| Goodwill Companies(58) | 15.26 | 33,043 | 473.1 | 16.76 | 11.78 | 15.28 | -0.20 | 26.73 | 20.72 | 0.91 | 0.51 | 14.99 | 13.37 | 126.72 |
| Non-Goodwill Companies(45) | 17.63 | 12,153 | 194.70 | 18.98 | 13.19 | 17.50 | -0.02 | 31.88 | 24.21 | 0.68 | 0.24 | 15.93 | 15.93 | 130.76 |
| **Market Averages. MHC Institutions** | | | | | | | | | | | | | | |
| All Public Companies(17) | 13.22 | 44,774 | 219.7 | 14.54 | 9.52 | 13.41 | -1.41 | 29.33 | 25.01 | 0.34 | 0.31 | 9.09 | 8.48 | 81.19 |
| NASDAQ Listed OTC Companies(17) | 13.22 | 44,774 | 219.7 | 14.54 | 9.52 | 13.41 | -1.41 | 29.33 | 25.01 | 0.34 | 0.31 | 9.08 | 8.48 | 81.19 |
| Mid-Atlantic Companies(11) | 13.13 | 31,908 | 202.2 | 14.75 | 9.39 | 13.37 | -1.95 | 30.93 | 25.28 | 0.31 | 0.30 | 9.11 | 8.55 | 89.29 |
| Mid-West Companies(3) | 10.07 | 158,902 | 497.5 | 10.73 | 7.50 | 10.23 | -1.41 | 20.48 | 17.02 | 0.24 | 0.26 | 6.88 | 6.02 | 36.91 |
| New England Companies(2) | 14.90 | 14,399 | 120.1 | 15.83 | 10.08 | 14.89 | 0.71 | 43.03 | 35.05 | 0.41 | 0.25 | 9.31 | 8.46 | 94.38 |
| South-East Companies(1) | 17.16 | 5,923 | 38.1 | 17.49 | 13.73 | 17.20 | -0.23 | 3.69 | 18.10 | 0.68 | 0.67 | 12.86 | 12.86 | 62.48 |
| Thrift Strategy(17) | 13.22 | 44,774 | 219.7 | 14.54 | 9.52 | 13.41 | -1.41 | 29.33 | 25.01 | 0.34 | 0.31 | 9.09 | 8.48 | 81.19 |
| Companies Issuing Dividends(9) | 14.21 | 20,536 | 168.8 | 15.97 | 10.46 | 14.41 | -1.16 | 26.81 | 24.30 | 0.58 | 0.59 | 9.88 | 9.31 | 88.18 |
| Companies Without Dividends(8) | 11.75 | 81,131 | 296.1 | 12.39 | 8.10 | 11.91 | -1.78 | 33.12 | 26.07 | -0.03 | -0.10 | 7.91 | 7.25 | 70.72 |
| Equity/Assets <6%(1) | 13.50 | 2,618 | 12.2 | 16.50 | 10.00 | 13.50 | 0.00 | 29.81 | 31.07 | 0.96 | 0.96 | 10.60 | 9.13 | 188.12 |
| Equity/Assets 6-12%(6) | 15.82 | 25,996 | 250.8 | 17.51 | 10.51 | 16.15 | -2.05 | 41.29 | 35.07 | 0.35 | 0.28 | 9.62 | 9.21 | 104.49 |
| Equity/Assets >12%(10) | 11.25 | 64,127 | 222.3 | 12.07 | 8.71 | 11.34 | -1.10 | 20.31 | 16.70 | 0.26 | 0.25 | 8.50 | 7.86 | 50.35 |
| Holding Company Structure(16) | 13.26 | 46,097 | 226.7 | 14.62 | 9.49 | 13.45 | -1.43 | 29.46 | 25.86 | 0.35 | 0.32 | 9.23 | 8.58 | 84.05 |
| Assets Over $1 Billion(8) | 15.40 | 102,394 | 507.8 | 16.10 | 11.07 | 15.54 | -0.81 | 33.40 | 20.57 | 0.37 | 0.30 | 8.20 | 7.41 | 71.41 |
| Assets $500 Million-$1 Billion(2) | 17.04 | 5,006 | 33.6 | 20.24 | 11.46 | 17.62 | -2.96 | 45.25 | 48.45 | 0.79 | 0.77 | 10.64 | 10.64 | 123.25 |
| Assets $250-$500 Million(7) | 10.27 | 6,747 | 26.0 | 11.57 | 7.63 | 10.39 | -1.48 | 21.30 | 22.11 | 0.19 | 0.19 | 9.41 | 8.79 | 77.57 |
| Goodwill Companies(11) | 12.75 | 68,722 | 335.8 | 13.76 | 9.21 | 12.88 | -1.09 | 30.83 | 24.15 | 0.36 | 0.33 | 8.48 | 7.47 | 79.61 |
| Non-Goodwill Companies(5) | 15.25 | 9,620 | 51.6 | 17.22 | 11.12 | 15.47 | -1.03 | 28.01 | 29.44 | 0.62 | 0.60 | 10.45 | 10.45 | 86.57 |
| MHC Institutions(17) | 13.22 | 44,774 | 219.7 | 14.54 | 9.52 | 13.41 | -1.41 | 29.33 | 25.01 | 0.34 | 0.31 | 9.09 | 8.48 | 81.19 |

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Exludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As of November 15, 2013

| | | Market Capitalization | | | Price Change Data | | | | | | Current Per Share Financials | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 52 Week (1) | | | % Change From | | | | | | | |
| Financial Institution | | Price/ Share(1) ($) | Shares Outstanding (000) | Market Capitalization ($Mil) | High ($) | Low ($) | Last Wk ($) | Last Wk (%) | 52 Wks (2) (%) | MRY (2) (%) | LTM EPS (3) ($) | LTM Core EPS (3) ($) | BV/ Share ($) | TBV/ Share (4) ($) | Assets/ Share ($) |
| **NYSE Traded Companies** | | | | | | | | | | | | | | | |
| AF | Astoria Financial Corp. of NY* | 13.30 | 98,865 | 1,314.9 | 13.61 | 8.92 | 13.40 | -0.75 | 46.96 | 42.09 | 0.59 | 0.53 | 13.43 | 11.56 | 162.06 |
| EVER | EverBank Financial Corp. of FL* | 15.58 | 122,545 | 1,909.3 | 17.29 | 12.75 | 15.42 | 1.04 | 9.95 | 4.49 | 1.14 | -0.40 | 11.86 | 11.42 | 143.72 |
| FBC | Flagstar Bancorp, Inc. of MI* | 18.21 | 56,115 | 1,021.9 | 20.38 | 12.29 | 17.92 | 1.62 | 17.94 | -6.13 | 0.12 | -4.52 | 17.96 | 17.96 | 210.42 |
| NYCB | New York Community Bcrp of NY* | 16.45 | 440,869 | 7,252.3 | 16.70 | 12.42 | 16.30 | 0.92 | 32.13 | 25.57 | 1.08 | 0.93 | 12.92 | 7.35 | 103.80 |
| PFS | Provident Fin. Serv. Inc of NJ* | 18.58 | 59,864 | 1,112.3 | 19.19 | 13.13 | 19.10 | -2.72 | 38.97 | 24.53 | 1.17 | 1.15 | 16.65 | 10.71 | 122.63 |
| **NASDAQ Listed OTC Companies** | | | | | | | | | | | | | | | |
| ASBB | ASB Bancorp, Inc. of NC* | 17.41 | 5,224 | 90.9 | 17.85 | 14.68 | 17.35 | 0.35 | 14.09 | 13.64 | 0.23 | -0.35 | 19.88 | 19.88 | 144.07 |
| ALLB | Alliance Bancorp, Inc. of PA* | 15.00 | 4,917 | 73.8 | 15.50 | 12.06 | 14.94 | 0.40 | 21.95 | 18.11 | 0.37 | 0.37 | 15.59 | 15.59 | 88.68 |
| ANCB | Anchor Bancorp of Aberdeen, WA* | 16.90 | 2,550 | 43.1 | 19.00 | 12.10 | 17.00 | -0.59 | 42.62 | 19.01 | -0.21 | -0.27 | 20.62 | 20.62 | 158.15 |
| AFCB | Athens Bancshares Corp. of TN* | 18.10 | 2,088 | 37.8 | 19.01 | 15.63 | 18.21 | -0.60 | 8.77 | 9.63 | 1.09 | 1.09 | 21.20 | 21.10 | 141.61 |
| ACFC | Atlantic Coast Fin. Corp of GA(8)* | 3.90 | 2,629 | 10.3 | 6.88 | 1.46 | 3.60 | 8.33 | 90.24 | 94.03 | -2.11 | -2.75 | 11.85 | 11.85 | 282.31 |
| BLMT | BSB Bancorp, Inc. of MA* | 14.27 | 9,058 | 129.2 | 14.90 | 11.20 | 14.26 | 0.07 | 22.28 | 16.68 | 0.20 | 0.05 | 14.26 | 14.26 | 112.97 |
| BKMU | Bank Mutual Corp of WI* | 6.26 | 46,432 | 290.7 | 6.75 | 3.87 | 6.33 | -1.11 | 55.33 | 45.58 | 0.22 | 0.12 | 5.95 | 5.94 | 50.25 |
| BFIN | BankFinancial Corp. of IL* | 9.08 | 21,102 | 191.6 | 9.43 | 6.62 | 9.39 | -3.30 | 33.92 | 22.37 | -1.10 | -1.15 | 8.26 | 8.14 | 68.33 |
| BNCL | Beneficial Mut MHC of PA(42.9) | 10.09 | 78,094 | 363.9 | 10.38 | 8.36 | 9.95 | 1.41 | 13.63 | 6.21 | 0.17 | 0.14 | 7.94 | 6.27 | 59.99 |
| BHLB | Berkshire Hills Bancorp of MA* | 25.46 | 24,952 | 635.3 | 30.70 | 21.25 | 26.00 | -2.08 | 19.25 | 6.71 | 1.60 | 2.07 | 26.98 | 16.08 | 218.43 |
| BOFI | Bofi Holding, Inc. Of CA* | 74.85 | 13,803 | 1,033.2 | 75.22 | 25.07 | 68.03 | 10.02 | 196.91 | 169.15 | 3.09 | 2.27 | 20.11 | 20.11 | 237.93 |
| BYFC | Broadway Financial Corp. of CA* | 1.19 | 1,917 | 2.3 | 1.50 | 0.52 | 1.09 | 9.17 | 32.22 | 80.30 | -1.10 | -1.76 | 0.10 | 0.00 | 180.07 |
| CMSB | CMS Bancorp Inc of W Plains NY(8)* | 8.22 | 1,863 | 15.3 | 10.44 | 7.27 | 7.99 | 2.88 | 2.75 | 4.98 | 0.30 | 0.08 | 11.64 | 11.64 | 140.90 |
| CBNJ | Cape Bancorp, Inc. of NJ* | 9.75 | 12,172 | 118.7 | 9.98 | 8.16 | 9.63 | 1.25 | 15.93 | 12.20 | 0.42 | 0.32 | 11.96 | 10.09 | 86.31 |
| CFFN | Capitol Federal Fin Inc. of KS* | 12.30 | 147,840 | 1,818.4 | 13.21 | 11.44 | 12.40 | -0.81 | 4.68 | 5.22 | 0.48 | 0.48 | 10.99 | 10.99 | 62.50 |
| CARV | Carver Bancorp, Inc. of NY* | 7.00 | 3,696 | 25.9 | 9.54 | 2.76 | 7.45 | -6.04 | 150.00 | 65.48 | 0.56 | 0.08 | 1.78 | 1.78 | 171.76 |
| CFBK | Central Federal Corp. of OH* | 1.37 | 15,824 | 21.7 | 1.75 | 1.15 | 1.33 | 3.01 | 6.20 | -5.52 | -0.23 | -0.26 | 1.41 | 1.41 | 15.46 |
| CHFN | Charter Financial Corp of GA* | 10.66 | 22,729 | 242.3 | 11.82 | 7.27 | 10.88 | -2.02 | 43.47 | 25.41 | 0.26 | 0.22 | 12.00 | 11.75 | 51.12 |
| CHEV | Cheviot Financial Corp. of OH* | 10.30 | 6,837 | 70.4 | 11.94 | 8.94 | 10.58 | -2.65 | 14.44 | 10.75 | 0.27 | 0.16 | 13.62 | 12.03 | 86.55 |
| CBNK | Chicopee Bancorp, Inc. of MA* | 17.42 | 5,415 | 94.3 | 19.72 | 13.68 | 17.60 | -1.02 | 26.23 | 9.63 | 0.54 | 0.55 | 16.81 | 16.81 | 110.24 |
| CZWI | Citizens Comm Bncorp Inc of WI* | 7.55 | 5,155 | 38.9 | 7.75 | 5.60 | 7.41 | 1.89 | 34.82 | 25.83 | 0.20 | 0.23 | 10.51 | 10.47 | 107.57 |
| CSBK | Clifton Svg Bp MHC of NJ(35.8) | 12.75 | 26,248 | 122.5 | 13.47 | 9.94 | 12.89 | -1.09 | 27.50 | 13.13 | 0.24 | 0.22 | 7.18 | 7.18 | 41.26 |
| COBK | Colonial Financial Serv. of NJ* | 13.46 | 3,853 | 51.9 | 17.00 | 12.76 | 13.80 | -2.46 | 5.40 | 2.75 | -0.25 | -0.44 | 16.10 | 16.10 | 162.37 |
| DCOM | Dime Community Bancshars of NY* | 16.25 | 36,549 | 593.9 | 17.92 | 12.86 | 16.60 | -2.11 | 25.00 | 16.99 | 1.09 | 1.78 | 11.57 | 10.04 | 109.86 |
| ESBF | ESB Financial Corp. of PA* | 13.14 | 17,638 | 231.8 | 13.98 | 10.40 | 13.57 | -3.17 | 24.31 | 13.67 | 0.90 | 0.86 | 10.51 | 8.15 | 107.53 |
| ESSA | ESSA Bancorp, Inc. of PA* | 10.65 | 11,946 | 127.2 | 11.55 | 9.45 | 11.00 | -3.18 | 12.11 | -2.20 | 0.74 | 0.67 | 13.93 | 12.99 | 114.88 |
| EBMT | Eagle Bancorp Montanta of MT* | 10.76 | 3,899 | 42.0 | 12.03 | 10.00 | 10.88 | -1.10 | 4.47 | 3.96 | 0.57 | -0.41 | 12.36 | 10.37 | 131.79 |
| FSBW | FS Bancorp, Inc. of WA* | 17.21 | 3,240 | 55.8 | 19.45 | 11.98 | 17.18 | 0.17 | 44.62 | 32.69 | 1.38 | -0.20 | 19.21 | 19.21 | 122.24 |
| FFCO | FedFirst Financial Corp of PA* | 19.50 | 2,432 | 47.4 | 23.00 | 15.07 | 19.60 | -0.51 | 27.04 | 20.00 | 1.01 | 1.01 | 21.86 | 21.39 | 132.61 |
| FCAP | First Capital, Inc. of IN* | 20.25 | 2,785 | 56.4 | 21.97 | 18.38 | 20.24 | 0.05 | 1.30 | 4.01 | 1.57 | 1.46 | 18.81 | 16.88 | 165.38 |
| FCLF | First Clover Leaf Fin Cp of IL* | 9.05 | 7,246 | 65.6 | 9.67 | 6.00 | 9.10 | -0.55 | 45.73 | 45.26 | 0.61 | 0.42 | 10.40 | 8.77 | 82.50 |
| FBNK | First Connecticut Bncorp of CT* | 15.57 | 16,416 | 255.6 | 15.69 | 13.13 | 15.57 | 0.00 | 16.98 | 13.24 | 0.35 | 0.09 | 13.86 | 13.86 | 121.36 |
| FDEF | First Defiance Fin. Corp of OH* | 25.15 | 9,785 | 246.1 | 28.46 | 15.96 | 24.78 | 1.49 | 57.29 | 31.06 | 2.28 | 2.04 | 27.53 | 20.85 | 210.37 |
| FFNM | First Fed of N. Michigan of MI* | 4.97 | 2,884 | 14.3 | 5.31 | 3.40 | 5.10 | -2.55 | 10.69 | 8.04 | -0.20 | -0.27 | 8.27 | 8.25 | 74.16 |
| FFBH | First Fed. Bancshares of AR* | 8.86 | 20,041 | 177.6 | 10.05 | 7.55 | 8.98 | -1.34 | 3.14 | -8.13 | 0.02 | -0.01 | 3.57 | 3.57 | 26.43 |
| FFNW | First Fin NW, Inc of Renton WA* | 10.50 | 16,790 | 176.3 | 11.25 | 6.73 | 10.96 | -4.20 | 40.19 | 39.07 | 1.31 | 1.33 | 11.05 | 11.05 | 53.11 |
| FSFG | First Savings Fin. Grp. of IN* | 22.25 | 2,313 | 51.5 | 28.20 | 17.96 | 22.33 | -0.36 | 23.61 | 14.16 | 1.93 | 1.71 | 28.06 | 23.70 | 282.33 |
| FXCB | Fox Chase Bancorp, Inc. of PA* | 17.49 | 12,148 | 212.5 | 18.24 | 14.97 | 17.44 | 0.29 | 15.45 | 5.05 | 0.49 | 0.41 | 14.34 | 14.34 | 91.12 |
| FRNK | Franklin Financial Corp. of VA* | 19.16 | 12,251 | 234.7 | 19.38 | 16.06 | 19.25 | -0.47 | 17.84 | 15.56 | 0.75 | 0.65 | 19.52 | 19.52 | 85.76 |
| GTWN | Georgetown Bancorp, Inc. of MA* | 14.70 | 1,875 | 27.6 | 14.98 | 10.85 | 14.56 | 0.96 | 30.67 | 34.25 | 0.54 | -0.07 | 15.74 | 15.74 | 122.79 |
| GCBC | Green Co Bcrp MHC of NY (44.7) | 27.00 | 4,200 | 49.0 | 32.54 | 19.34 | 28.00 | -3.57 | 38.46 | 28.57 | 1.51 | 1.53 | 13.57 | 13.57 | 154.87 |
| HFFC | HF Financial Corp. of SD* | 12.92 | 7,055 | 91.2 | 14.55 | 12.13 | 12.99 | -0.54 | -0.15 | -1.37 | 0.68 | 0.22 | 13.62 | 12.92 | 177.27 |
| HMNF | HMN Financial, Inc. of MN* | 8.79 | 4,393 | 38.6 | 9.94 | 2.65 | 8.60 | 2.21 | 170.46 | 153.31 | 1.83 | 1.39 | 9.47 | 9.47 | 128.06 |
| HBK | Hamilton Bancorp, Inc. of MD* | 14.80 | 3,703 | 54.8 | 15.45 | 11.22 | 14.98 | -1.20 | 31.91 | 30.74 | -0.10 | -0.14 | 17.74 | 16.97 | 88.01 |
| HBNK | Hampden Bancorp, Inc. of MA* | 16.74 | 5,649 | 94.6 | 18.42 | 13.19 | 17.10 | -2.11 | 21.22 | 11.53 | 0.61 | 0.50 | 14.87 | 14.87 | 123.23 |
| HBOS | Heritage Fin Group, Inc of GA* | 17.37 | 7,835 | 136.1 | 19.90 | 11.83 | 17.45 | -0.46 | 41.33 | 25.96 | 1.32 | 1.26 | 15.38 | 14.84 | 168.77 |
| HIFS | Hingham Inst. for Sav. of MA* | 74.00 | 2,129 | 157.5 | 77.00 | 57.69 | 72.88 | 1.54 | 19.57 | 18.21 | 6.22 | 6.22 | 47.42 | 47.42 | 612.55 |
| HBCP | Home Bancorp Inc. Lafayette LA* | 18.79 | 7,099 | 133.4 | 19.45 | 16.86 | 18.66 | 0.70 | 8.05 | 2.96 | 1.19 | 0.94 | 19.46 | 19.17 | 136.89 |
| HFBL | Home Federal Bancorp Inc of LA* | 16.91 | 2,347 | 39.7 | 18.50 | 15.34 | 17.30 | -2.25 | -4.62 | -3.32 | 1.24 | 0.51 | 17.97 | 17.97 | 124.71 |
| HMST | HomeStreet, Inc. of WA* | 19.78 | 14,422 | 285.3 | 28.73 | 18.48 | 19.62 | 0.82 | -12.24 | -22.56 | 3.19 | -6.56 | 18.60 | 18.57 | 192.49 |
| HTBI | HomeTrust Bancshrs, Inc. of NC* | 16.08 | 20,591 | 331.1 | 17.00 | 12.69 | 16.25 | -1.05 | 25.92 | 19.02 | 0.55 | 0.45 | 17.85 | 17.84 | 76.89 |
| HCBK | Hudson City Bancorp, Inc of NJ(8)* | 9.14 | 528,419 | 4,829.7 | 9.79 | 7.67 | 9.18 | -0.44 | 16.28 | 12.42 | 0.35 | 0.33 | 8.87 | 8.58 | 74.16 |
| IROQ | IF Bancorp, Inc. of IL* | 16.40 | 4,571 | 75.0 | 16.60 | 13.36 | 16.35 | 0.31 | 19.80 | 18.84 | 0.81 | 0.61 | 17.88 | 17.88 | 119.78 |
| ISBC | Investors Bcrp MHC of NJ(41.6) | 23.61 | 112,156 | 1,181.7 | 24.82 | 15.70 | 24.00 | -1.62 | 48.68 | 32.79 | 0.94 | 0.92 | 10.05 | 9.28 | 123.11 |

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Exludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

# Exhibit IV-1A (continued)
## Weekly Thrift Market Line - Part One
### Prices As of November 15, 2013

| Financial Institution | Market Capitalization Price/ Share(1) ($) | Shares Outstanding (000) | Market Capitalization ($Mil) | Price Change Data 52 Week (1) High ($) | 52 Week (1) Low ($) | Last Wk ($) | % Change From Last Wk (%) | 52 Wks (2) (%) | MRY (2) (%) | Current Per Share Financials LTM EPS (3) ($) | LTM Core EPS (3) ($) | BV/ Share ($) | TBV/ Share (4) ($) | Assets/ Share ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| NASDAQ Listed OTC Companies (continued) | | | | | | | | | | | | | | |
| JXSB Jacksonville Bancorp Inc of IL* | 19.50 | 1,861 | 36.3 | 20.22 | 17.00 | 19.58 | -0.41 | 12.72 | 12.39 | 1.79 | 1.30 | 22.52 | 21.05 | 172.31 |
| JFBI Jefferson Bancshares Inc of TN* | 6.30 | 6,598 | 41.6 | 6.65 | 2.27 | 6.20 | 1.61 | 136.84 | 133.33 | 0.24 | 0.24 | 8.04 | 7.86 | 76.24 |
| KFFB KY Fst Fed Bp MHC of KY (38.9) | 8.19 | 8,573 | 25.6 | 8.97 | 6.90 | 8.24 | -0.61 | -3.08 | 9.93 | 0.34 | 0.40 | 7.77 | 6.08 | 37.80 |
| KRNY Kearny Fin Cp MHC of NJ (24.0) | 10.40 | 66,381 | 186.4 | 11.05 | 8.66 | 10.50 | -0.95 | 18.72 | 6.67 | 0.11 | 0.09 | 7.07 | 5.43 | 48.78 |
| LSBI LSB Fin. Corp. of Lafayette IN* | 28.25 | 1,560 | 44.1 | 30.71 | 17.95 | 28.00 | 0.89 | 44.87 | 43.40 | 1.73 | 0.84 | 25.79 | 25.79 | 227.63 |
| LPSB LaPorte Bancorp Inc. of IN* | 10.66 | 6,216 | 66.3 | 10.99 | 8.36 | 10.46 | 1.91 | 23.95 | 21.41 | 0.65 | 0.51 | 13.42 | 12.01 | 80.38 |
| LSBK Lake Shore Bnp MHC of NY(38.7) | 12.25 | 5,920 | 30.0 | 14.69 | 9.01 | 12.00 | 2.08 | 18.36 | 19.05 | 0.58 | 0.58 | 10.95 | 10.95 | 82.59 |
| LABC Louisiana Bancorp, Inc. of LA* | 18.00 | 2,887 | 52.0 | 18.44 | 15.00 | 18.15 | -0.83 | 9.56 | 6.07 | 0.97 | 0.59 | 19.69 | 19.69 | 110.31 |
| MSBF MSB Fin Corp MHC of NJ (39.2) | 7.41 | 5,010 | 15.8 | 8.10 | 4.26 | 7.90 | -6.20 | 22.48 | 10.60 | -1.26 | -1.26 | 7.79 | 7.79 | 68.59 |
| MCBK Madison County Financial of NE* | 18.00 | 3,193 | 57.5 | 19.19 | 14.31 | 17.72 | 1.58 | 24.14 | 9.76 | 0.92 | 0.80 | 19.86 | 19.49 | 86.77 |
| MGYR Magyar Bancorp MHC of NJ(44.9) | 7.07 | 5,811 | 18.3 | 7.93 | 3.58 | 7.24 | -2.35 | 52.04 | 68.33 | 0.07 | 0.00 | 7.70 | 7.70 | 91.63 |
| MLVF Malvern Bancorp, Inc. of PA* | 12.05 | 6,558 | 79.0 | 13.20 | 10.25 | 12.24 | -1.55 | 16.99 | 8.07 | 0.03 | -0.02 | 14.42 | 14.42 | 101.54 |
| MFLR Mayflower Bancorp, Inc. of MA(8)* | 17.60 | 2,066 | 36.4 | 20.07 | 9.51 | 19.41 | -9.33 | 76.35 | 68.10 | 0.38 | 0.29 | 10.61 | 10.61 | 118.16 |
| EBSB Meridian Fn Serv MHC MA (40.6) | 23.58 | 22,256 | 222.9 | 24.40 | 15.65 | 23.67 | -0.38 | 47.84 | 40.52 | 0.61 | 0.30 | 10.95 | 10.33 | 119.29 |
| CASH Meta Financial Group of IA* | 36.92 | 5,513 | 203.5 | 39.82 | 22.50 | 37.10 | -0.49 | 59.21 | 61.93 | 2.11 | 1.79 | 23.22 | 22.80 | 301.10 |
| NASB NASB Fin, Inc. of Grandview MO* | 27.10 | 7,868 | 213.2 | 29.95 | 19.80 | 27.38 | -1.02 | 35.84 | 26.81 | 3.67 | -1.53 | 24.22 | 23.93 | 145.20 |
| NECB NE Comm Bncrp MHC of NY (42.5) | 7.19 | 12,645 | 42.8 | 8.00 | 5.01 | 7.75 | -7.23 | 39.61 | 36.43 | -0.19 | -0.19 | 8.25 | 8.16 | 33.92 |
| NHTB NH Thrift Bancshares of NH* | 15.23 | 7,121 | 108.5 | 15.51 | 12.15 | 14.63 | 4.10 | 21.74 | 19.92 | 1.09 | 0.95 | 15.25 | 8.89 | 174.17 |
| NVSL Naugatuck Valley Fin Crp of CT* | 7.39 | 7,002 | 51.7 | 7.94 | 6.52 | 7.28 | 1.51 | 9.00 | 11.13 | -2.46 | -2.65 | 8.72 | 8.72 | 72.95 |
| NFBK Northfield Bancorp, Inc. of NJ* | 12.53 | 57,939 | 726.0 | 13.05 | 10.02 | 12.73 | -1.57 | 22.48 | 15.27 | 0.30 | 0.28 | 12.36 | 12.07 | 47.07 |
| NWBI Northwest Bancshares Inc of PA* | 13.98 | 94,152 | 1,316.2 | 14.61 | 11.11 | 14.10 | -0.85 | 23.94 | 15.16 | 0.67 | 0.65 | 12.09 | 10.21 | 84.00 |
| OBAF OBA Financial Serv. Inc of MD* | 19.12 | 4,038 | 77.2 | 19.50 | 16.24 | 19.12 | 0.00 | 19.13 | 8.70 | 0.28 | 0.27 | 17.66 | 17.66 | 94.50 |
| OSHC Ocean Shore Holding Co. of NJ* | 14.16 | 6,965 | 98.6 | 15.99 | 12.89 | 14.20 | -0.28 | 8.09 | -4.32 | 0.72 | 0.73 | 15.24 | 14.48 | 149.82 |
| OCFC OceanFirst Fin. Corp of NJ* | 17.54 | 17,386 | 305.0 | 18.85 | 12.43 | 18.13 | -3.25 | 39.21 | 27.56 | 1.06 | 1.00 | 12.30 | 12.30 | 131.50 |
| OFED Oconee Fed Fn Cp MHC SC (35.0) | 17.16 | 5,923 | 38.1 | 17.49 | 13.73 | 17.20 | -0.23 | 3.69 | 18.10 | 0.68 | 0.67 | 12.86 | 12.86 | 62.48 |
| OABC OmniAmerican Bancorp Inc of TX* | 21.99 | 11,464 | 252.1 | 26.61 | 21.16 | 21.95 | 0.18 | -2.31 | -4.93 | 0.52 | 0.29 | 18.00 | 18.00 | 126.34 |
| ONFC Oneida Financial Corp. of NY* | 13.00 | 7,026 | 91.3 | 16.32 | 10.50 | 12.75 | 1.96 | 19.27 | 22.07 | 0.89 | 0.82 | 12.74 | 8.94 | 101.56 |
| ORIT Oritani Financial Corp of NJ* | 15.90 | 45,653 | 725.9 | 16.90 | 13.70 | 16.32 | -2.57 | 14.55 | 3.79 | 0.89 | 0.91 | 11.54 | 11.54 | 61.85 |
| PSBH PSB Hldgs Inc MHC of CT (42.9) | 6.22 | 6,542 | 17.4 | 7.25 | 4.50 | 6.11 | 1.80 | 38.22 | 29.58 | 0.20 | 0.20 | 7.66 | 6.58 | 69.46 |
| PBHC Pathfinder BC MHC of NY (39.5) | 13.50 | 2,618 | 12.2 | 16.50 | 10.00 | 13.50 | 0.00 | 29.81 | 31.07 | 0.96 | 0.96 | 10.60 | 9.13 | 188.12 |
| PEOP Peoples Fed Bancshrs Inc of MA* | 17.55 | 6,466 | 113.5 | 19.28 | 16.10 | 17.49 | 0.34 | 8.60 | 0.92 | 0.23 | 0.20 | 16.54 | 16.54 | 88.85 |
| PBCT Peoples United Financial of CT* | 14.75 | 315,820 | 4,658.3 | 15.67 | 11.50 | 14.61 | 0.96 | 26.83 | 22.00 | 0.74 | 0.69 | 14.68 | 7.93 | 99.77 |
| PBSK Poage Bankshares, Inc. of KY* | 14.28 | 3,229 | 46.1 | 15.10 | 12.29 | 14.35 | -0.49 | 15.07 | 12.00 | 0.50 | 0.52 | 18.11 | 18.11 | 92.84 |
| PBCP Polonia Bancorp, Inc. of PA* | 10.25 | 3,510 | 36.0 | 10.26 | 7.90 | 10.23 | 0.20 | 29.75 | 27.33 | 0.03 | -0.09 | 11.75 | 11.75 | 77.26 |
| PROV Provident Fin. Holdings of CA* | 14.51 | 10,201 | 148.0 | 19.69 | 14.18 | 14.59 | -0.55 | -3.79 | -17.09 | 1.82 | -1.71 | 15.41 | 15.41 | 113.03 |
| PBIP Prudential Bancorp Inc of PA* | 10.71 | 9,545 | 102.2 | 11.39 | 6.13 | 10.68 | 0.28 | 70.81 | 42.99 | 0.22 | 0.22 | 12.82 | 12.82 | 55.45 |
| PULB Pulaski Fin Cp of St. Louis MO* | 10.67 | 11,416 | 121.8 | 11.46 | 8.40 | 11.10 | -3.87 | 23.35 | 19.22 | 1.14 | 0.27 | 8.77 | 8.42 | 118.12 |
| RVSB Riverview Bancorp, Inc. of WA* | 2.71 | 22,472 | 60.9 | 2.96 | 1.57 | 2.70 | 0.37 | 50.56 | 60.36 | 0.21 | 0.16 | 3.60 | 2.46 | 35.10 |
| RCKB Rockville Fin New, Inc. of CT* | 13.62 | 26,326 | 358.6 | 13.92 | 12.26 | 13.74 | -0.87 | 7.50 | 5.58 | 0.64 | 0.50 | 11.21 | 11.17 | 84.29 |
| ROMA Roma Fin Corp MHC of NJ (25.5)(8) | 19.73 | 30,167 | 164.2 | 20.83 | 8.23 | 19.60 | 0.66 | 138.57 | 30.49 | -0.02 | -0.01 | 7.13 | 7.07 | 57.40 |
| SIFI SI Financial Group, Inc. of CT* | 11.26 | 12,797 | 144.1 | 12.34 | 10.34 | 11.41 | -1.31 | 2.74 | -2.09 | -0.09 | 0.03 | 11.94 | 10.35 | 106.95 |
| SPBC SP Bancorp, Inc. of Plano, TX* | 19.95 | 1,583 | 31.6 | 23.10 | 14.30 | 19.45 | 2.57 | 35.44 | 28.71 | 0.90 | 0.13 | 20.84 | 20.84 | 192.98 |
| SVBI Severn Bancorp, Inc. of MD* | 4.68 | 10,067 | 47.1 | 5.78 | 2.90 | 4.81 | -2.70 | 50.97 | 49.04 | 0.27 | -0.12 | 8.13 | 8.09 | 83.35 |
| SMPL Simplicity Bancorp of CA* | 15.70 | 7,998 | 125.6 | 15.93 | 13.50 | 15.51 | 1.23 | 13.19 | 5.02 | 0.75 | 0.59 | 18.01 | 17.51 | 104.35 |
| SIBC State Investors Bancorp of LA* | 15.50 | 2,452 | 38.0 | 16.64 | 12.42 | 15.84 | -2.15 | 14.81 | 10.01 | 0.17 | 0.17 | 17.20 | 17.20 | 104.45 |
| THRD TF Fin. Corp. of Newtown PA* | 27.66 | 3,148 | 87.1 | 33.72 | 22.10 | 27.51 | 0.55 | 25.10 | 16.07 | 1.91 | 2.02 | 26.51 | 25.14 | 227.06 |
| TFSL TFS Fin Corp MHC of OH (26.5) | 11.94 | 309,231 | 969.5 | 12.49 | 8.10 | 12.21 | -2.21 | 44.03 | 24.12 | 0.13 | 0.11 | 5.99 | 5.96 | 36.01 |
| TBNK Territorial Bancorp, Inc of HI* | 22.69 | 10,180 | 231.0 | 24.38 | 21.05 | 22.96 | -1.18 | 3.14 | -0.70 | 1.45 | 1.10 | 21.42 | 21.40 | 153.48 |
| TSBK Timberland Bancorp, Inc. of WA* | 8.66 | 7,045 | 61.0 | 9.29 | 5.77 | 8.68 | -0.23 | 47.03 | 24.78 | 0.53 | 0.26 | 11.04 | 10.22 | 105.84 |
| TRST TrustCo Bank Corp NY of NY* | 6.83 | 94,334 | 644.3 | 6.89 | 5.05 | 6.80 | 0.44 | 33.66 | 29.36 | 0.41 | 0.40 | 3.76 | 3.75 | 47.27 |
| UCBA United Community Bancorp of IN* | 10.36 | 5,150 | 53.4 | 10.75 | 8.75 | 10.44 | -0.77 | 9.86 | 12.61 | 0.50 | 0.31 | 14.28 | 13.66 | 99.54 |
| UCFC United Community Fin. of OH* | 3.66 | 50,189 | 183.7 | 5.00 | 2.76 | 3.79 | -3.43 | 14.02 | 26.64 | -0.36 | -0.67 | 3.66 | 3.66 | 35.61 |
| UBNK United Financial Bncrp of MA* | 18.08 | 19,678 | 355.8 | 18.11 | 14.17 | 16.25 | 11.26 | 27.59 | 15.01 | 0.44 | 0.75 | 15.39 | 13.13 | 126.57 |
| WSFS WSFS Financial Corp. of DE* | 71.08 | 8,844 | 628.6 | 75.84 | 40.93 | 70.72 | 0.51 | 69.24 | 68.24 | 4.53 | 4.33 | 42.28 | 37.81 | 502.34 |
| WVFC WVS Financial Corp. of PA* | 11.05 | 2,058 | 22.7 | 13.63 | 7.75 | 11.15 | -0.90 | 33.62 | 30.00 | 0.52 | 0.51 | 15.47 | 15.47 | 139.74 |
| WSBF Waterstone Fin MHC of WI(26.2)(8) | 10.75 | 31,349 | 88.2 | 11.33 | 5.25 | 10.76 | -0.09 | 102.07 | 37.82 | 1.15 | -0.88 | 6.68 | 6.66 | 52.09 |
| WAYN Wayne Savings Bancshares of OH* | 10.75 | 2,886 | 31.0 | 10.97 | 9.08 | 10.53 | 2.09 | 17.49 | 16.09 | 0.71 | 0.68 | 13.33 | 12.71 | 138.49 |
| WEBK Wellesley Bancorp, Inc. of MA* | 17.77 | 2,460 | 43.7 | 18.31 | 14.38 | 17.31 | 2.66 | 16.52 | 15.77 | 1.00 | 0.90 | 18.85 | 18.85 | 171.18 |
| WBB Westbury Bancorp, Inc. of WI* | 14.40 | 5,143 | 74.1 | 14.64 | 13.02 | 14.45 | -0.35 | 44.00 | 44.00 | 0.17 | 0.07 | 17.41 | 17.41 | 110.06 |
| WFD Westfield Fin. Inc. of MA* | 7.23 | 20,736 | 149.9 | 8.07 | 6.45 | 7.36 | -1.77 | 9.71 | 0.00 | 0.31 | 0.21 | 7.57 | 7.57 | 61.31 |
| WBKC Wolverine Bancorp, Inc. of MI* | 20.33 | 2,424 | 49.3 | 20.74 | 16.80 | 20.50 | -0.83 | 15.71 | 19.38 | 0.71 | -0.05 | 25.95 | 25.95 | 118.46 |

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As of November 15, 2013

| | | | Key Financial Ratios | | | | | Price Change Data | | | Pricing Ratios | | | | | Dividend Data (6) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Reported Earnings | | | Core Earnings | | | | | | | | | | | | |
| Financial Institution | Equity/ Assets(1) (%) | Tang Equity/ Assets(1) (%) | ROA(5) (%) | ROE(5) (%) | ROI(5) (%) | ROA(5) (%) | ROE(5) (%) | NPAs/ Assets (%) | Rsvs/ NPAs (%) | Rsvs/ Loans (%) | Price/ Earnings (x) | Price/ Book (%) | Price/ Assets (%) | Price/ Tang Book (%) | Price/ Core Earnings (x) | Div/ Share ($) | Dividend Yield (%) | Payout Ratio (7) (%) |
| **Market Averages. All Public Companies(no MHC)** | | | | | | | | | | | | | | | | | | |
| All Public Companies(103) | 13.15 | 12.51 | 0.54 | 4.20 | 4.50 | 0.25 | 1.67 | 2.70 | 50.57 | 1.46 | 18.43 | 103.86 | 13.34 | 112.23 | 21.81 | 0.24 | 1.54 | 25.10 |
| NYSE Traded Companies(5) | 10.22 | 8.08 | 0.64 | 5.95 | 5.05 | 0.00 | -1.22 | 2.40 | 47.03 | 1.30 | 16.83 | 114.14 | 11.74 | 150.03 | 19.65 | 0.36 | 2.26 | 22.23 |
| NASDAQ Listed OTC Companies(98) | 13.30 | 12.75 | 0.54 | 4.11 | 4.47 | 0.27 | 1.82 | 2.72 | 50.79 | 1.47 | 18.53 | 103.30 | 13.42 | 110.17 | 21.93 | 0.23 | 1.50 | 25.25 |
| California Companies(4) | 9.85 | 9.74 | 0.77 | 5.27 | 7.15 | -0.19 | -3.57 | 4.51 | 41.44 | 1.74 | 17.71 | 184.51 | 15.00 | 185.34 | 29.79 | 0.19 | 2.04 | 21.55 |
| Florida Companies(1) | 8.25 | 7.97 | 0.78 | 9.48 | 7.32 | -0.28 | -3.33 | 1.46 | 26.08 | 0.49 | 13.67 | 131.37 | 10.84 | 136.43 | NM | 0.12 | 0.77 | 10.53 |
| Mid-Atlantic Companies(30) | 13.32 | 12.43 | 0.56 | 4.97 | 4.38 | 0.54 | 4.68 | 2.53 | 46.73 | 1.26 | 18.16 | 106.44 | 13.94 | 119.65 | 18.21 | 0.29 | 1.86 | 31.42 |
| Mid-West Companies(27) | 12.62 | 12.12 | 0.47 | 3.52 | 3.94 | 0.07 | 0.01 | 2.97 | 42.87 | 1.84 | 18.39 | 94.48 | 11.70 | 99.05 | 22.11 | 0.25 | 1.61 | 27.17 |
| New England Companies(17) | 12.39 | 11.32 | 0.28 | 2.42 | 3.90 | 0.21 | 1.88 | 1.30 | 75.35 | 1.05 | 21.10 | 105.42 | 12.94 | 121.42 | 23.23 | 0.32 | 1.70 | 34.77 |
| North-West Companies(6) | 13.32 | 12.70 | 1.05 | 7.56 | 8.21 | -0.12 | -3.06 | 6.30 | 22.33 | 1.88 | 11.19 | 87.77 | 11.79 | 94.66 | 18.75 | 0.15 | 1.05 | 12.63 |
| South-East Companies(14) | 16.45 | 16.35 | 0.59 | 3.81 | 4.03 | 0.44 | 2.84 | 2.74 | 58.56 | 1.66 | 20.82 | 103.12 | 16.53 | 103.87 | 25.89 | 0.09 | 0.69 | 8.17 |
| South-West Companies(2) | 12.52 | 12.52 | 0.47 | 3.60 | 3.44 | 0.16 | 1.12 | 1.26 | 46.92 | 0.89 | 22.17 | 108.95 | 13.87 | 108.95 | NM | 0.00 | 0.00 | 0.00 |
| Western Companies (Excl CA)(2) | 11.67 | 10.97 | 0.71 | 5.54 | 5.84 | 0.19 | 1.01 | 0.38 | 86.25 | 0.49 | 17.26 | 96.49 | 11.47 | 104.89 | 20.63 | 0.43 | 2.58 | 44.75 |
| Thrift Strategy(100) | 13.18 | 12.60 | 0.53 | 4.06 | 4.39 | 0.26 | 1.69 | 2.74 | 50.42 | 1.47 | 18.60 | 103.32 | 13.32 | 110.83 | 21.92 | 0.23 | 1.50 | 25.33 |
| Mortgage Banker Strategy(1) | 13.63 | 13.63 | 1.52 | 11.88 | 12.54 | -1.43 | -11.16 | 1.95 | 53.71 | 1.28 | 7.97 | 94.16 | 12.84 | 94.16 | NM | 0.40 | 2.76 | 21.98 |
| Diversified Strategy(2) | 11.57 | 8.06 | 0.84 | 7.33 | 5.70 | 0.80 | 6.95 | 1.43 | 55.32 | 1.13 | 17.81 | 134.30 | 14.47 | 187.00 | 18.90 | 0.56 | 2.54 | 10.60 |
| Companies Issuing Dividends(73) | 12.95 | 12.13 | 0.69 | 5.30 | 5.32 | 0.39 | 2.78 | 2.28 | 53.86 | 1.35 | 18.16 | 105.14 | 13.36 | 116.13 | 21.41 | 0.33 | 2.14 | 34.96 |
| Companies Without Dividends(30) | 13.65 | 13.50 | 0.18 | 1.22 | 2.39 | -0.10 | -1.37 | 3.91 | 40.86 | 1.78 | 19.67 | 100.55 | 13.28 | 102.11 | 24.01 | 0.00 | 0.00 | 0.00 |
| Equity/Assets <6%(3) | 0.55 | 0.52 | -0.12 | -3.93 | 8.00 | -0.43 | -9.05 | 9.38 | 24.40 | 3.32 | 12.50 | 0.00 | 2.37 | 0.00 | NM | 0.02 | 1.68 | 0.00 |
| Equity/Assets 6-12%(43) | 9.73 | 9.21 | 0.43 | 4.58 | 4.88 | 0.08 | 1.01 | 2.78 | 47.94 | 1.48 | 17.00 | 110.68 | 10.51 | 118.29 | 20.00 | 0.24 | 1.40 | 25.24 |
| Equity/Assets >12%(57) | 15.99 | 15.25 | 0.64 | 4.23 | 4.18 | 0.40 | 2.54 | 2.35 | 53.81 | 1.37 | 19.77 | 99.07 | 15.70 | 107.97 | 23.19 | 0.25 | 1.63 | 25.57 |
| Converted Last 3 Months (no MHC)(1) | 23.12 | 23.12 | 0.40 | 3.73 | 2.05 | 0.40 | 3.73 | 1.33 | 42.79 | 0.76 | NM | 83.54 | 19.31 | 83.54 | NM | 0.00 | 0.00 | 0.00 |
| Actively Traded Companies(1) | 7.74 | 7.74 | 1.07 | 13.86 | 8.41 | 1.07 | 13.86 | 0.63 | 105.64 | 0.82 | 11.90 | 156.05 | 12.08 | 156.05 | 11.90 | 1.08 | 1.46 | 17.36 |
| Market Value Below $20 Million(4) | 5.60 | 5.56 | -0.42 | -7.01 | -4.02 | -0.64 | -10.92 | 8.02 | 24.06 | 2.80 | NM | 60.10 | 3.68 | 60.24 | NM | 0.08 | 2.49 | 0.00 |
| Holding Company Structure(87) | 12.88 | 12.16 | 0.50 | 3.74 | 4.36 | 0.28 | 1.83 | 2.79 | 49.79 | 1.51 | 18.43 | 101.94 | 13.04 | 111.69 | 21.56 | 0.25 | 1.68 | 28.22 |
| Assets Over $1 Billion(46) | 12.62 | 11.68 | 0.69 | 5.87 | 4.87 | 0.28 | 2.18 | 2.00 | 48.73 | 1.24 | 17.83 | 118.77 | 14.39 | 132.43 | 21.28 | 0.35 | 2.09 | 31.28 |
| Assets $500 Million-$1 Billion(29) | 12.89 | 12.35 | 0.41 | 3.11 | 5.06 | 0.25 | 1.79 | 3.55 | 51.86 | 1.56 | 19.29 | 92.92 | 12.20 | 98.75 | 22.36 | 0.14 | 1.09 | 20.85 |
| Assets $250-$500 Million(24) | 14.78 | 14.55 | 0.55 | 3.48 | 4.46 | 0.32 | 1.80 | 2.98 | 54.93 | 1.72 | 18.14 | 89.56 | 13.21 | 91.34 | 22.32 | 0.16 | 1.09 | 19.24 |
| Assets less than $250 Million(4) | 11.03 | 11.02 | -0.47 | -5.58 | -5.71 | -0.75 | -7.99 | 3.85 | 40.10 | 2.26 | 27.22 | 83.55 | 9.18 | 83.60 | NM | 0.08 | 0.90 | 29.63 |
| Goodwill Companies(58) | 12.66 | 11.54 | 0.59 | 4.75 | 4.72 | 0.31 | 2.26 | 2.50 | 48.25 | 1.34 | 17.59 | 99.85 | 12.37 | 114.35 | 20.58 | 0.31 | 1.99 | 31.07 |
| Non-Goodwill Companies(45) | 13.79 | 13.79 | 0.48 | 3.46 | 4.20 | 0.18 | 0.86 | 3.04 | 54.37 | 1.62 | 20.02 | 109.33 | 14.60 | 109.33 | 24.55 | 0.15 | 0.95 | 17.76 |
| **Market Averages. MHC Institutions** | | | | | | | | | | | | | | | | | | |
| All Public Companies(17) | 13.53 | 12.69 | 0.34 | 2.80 | 1.49 | 0.32 | 2.51 | 2.60 | 48.97 | 1.17 | 24.66 | 142.25 | 18.56 | 153.97 | 22.24 | 0.17 | 1.33 | 18.72 |
| NASDAQ Listed OTC Companies(17) | 13.53 | 12.69 | 0.34 | 2.80 | 1.49 | 0.32 | 2.51 | 2.60 | 48.97 | 1.17 | 24.66 | 142.25 | 18.56 | 153.97 | 22.24 | 0.17 | 1.33 | 18.72 |
| Mid-Atlantic Companies(11) | 12.50 | 11.81 | 0.19 | 2.19 | 0.74 | 0.16 | 2.00 | 2.92 | 54.28 | 1.38 | 19.55 | 139.90 | 16.74 | 151.82 | 19.62 | 0.17 | 1.02 | 18.34 |
| Mid-West Companies(3) | 18.59 | 16.70 | 0.68 | 3.41 | 2.62 | 0.74 | 3.64 | 0.00 | 0.00 | 0.71 | 24.09 | 152.37 | 27.41 | 167.52 | 20.48 | 0.20 | 2.44 | 0.00 |
| New England Companies(2) | 10.10 | 9.16 | 0.43 | 4.17 | 2.90 | 0.28 | 2.72 | 2.05 | 37.18 | 1.13 | 34.88 | 148.27 | 14.36 | 161.40 | 31.10 | 0.08 | 1.29 | 0.00 |
| South-East Companies(1) | 20.58 | 20.58 | 1.07 | 4.99 | 3.96 | 1.06 | 4.91 | 0.82 | 24.76 | 0.34 | 25.24 | 133.44 | 27.46 | 133.44 | 25.61 | 0.40 | 2.33 | 58.82 |
| Thrift Strategy(17) | 13.53 | 12.69 | 0.34 | 2.80 | 1.49 | 0.32 | 2.51 | 2.60 | 48.97 | 1.17 | 24.66 | 142.25 | 18.56 | 153.97 | 22.24 | 0.17 | 1.33 | 18.72 |
| Companies Issuing Dividends(9) | 14.41 | 13.67 | 0.61 | 5.09 | 3.55 | 0.62 | 5.13 | 1.84 | 55.08 | 1.07 | 22.66 | 139.77 | 18.76 | 149.05 | 22.24 | 0.29 | 2.22 | 37.45 |
| Companies Without Dividends(8) | 12.22 | 11.22 | -0.05 | -0.62 | -1.60 | -0.14 | -1.42 | 3.66 | 40.41 | 1.31 | 38.66 | 145.97 | 18.26 | 161.33 | NM | 0.00 | 0.00 | 0.00 |
| Equity/Assets <6%(1) | 5.63 | 4.89 | 0.51 | 6.17 | 7.11 | 0.51 | 6.17 | 1.67 | 61.74 | 1.50 | 14.06 | 127.36 | 7.18 | 147.86 | 14.06 | 0.12 | 0.89 | 12.50 |
| Equity/Assets 6-12%(6) | 9.48 | 9.07 | 0.15 | 2.37 | -0.11 | 0.09 | 1.73 | 3.41 | 50.67 | 1.36 | 28.19 | 152.90 | 13.98 | 160.52 | 24.80 | 0.18 | 1.00 | 16.91 |
| Equity/Assets >12%(10) | 17.56 | 16.38 | 0.46 | 2.71 | 1.99 | 0.46 | 2.64 | 1.81 | 44.37 | 0.96 | 23.48 | 136.12 | 23.42 | 149.81 | 22.40 | 0.18 | 1.63 | 21.42 |
| Holding Company Structure(16) | 13.26 | 12.35 | 0.32 | 2.76 | 1.47 | 0.30 | 2.47 | 2.60 | 48.97 | 1.22 | 24.66 | 139.72 | 17.68 | 152.28 | 22.24 | 0.17 | 1.29 | 18.72 |
| Assets Over $1 Billion(8) | 13.18 | 12.09 | 0.48 | 4.10 | 2.05 | 0.39 | 3.37 | 1.32 | 73.85 | 1.20 | 31.89 | 183.56 | 23.52 | 202.18 | 25.66 | 0.07 | 0.45 | 4.26 |
| Assets $500 Million-$1 Billion(2) | 8.58 | 8.58 | 0.54 | 6.17 | 3.29 | 0.51 | 5.79 | 4.36 | 46.27 | 1.38 | 17.88 | 145.39 | 12.57 | 145.39 | 17.65 | 0.35 | 1.30 | 23.18 |
| Assets $250-$500 Million(7) | 15.25 | 14.38 | 0.17 | 0.73 | 0.50 | 0.19 | 0.84 | 2.86 | 33.28 | 1.08 | 23.12 | 105.94 | 16.01 | 115.09 | 22.47 | 0.21 | 2.09 | 39.87 |
| Goodwill Companies(11) | 13.69 | 12.29 | 0.39 | 3.60 | 2.47 | 0.36 | 3.23 | 2.04 | 57.56 | 1.23 | 26.60 | 147.21 | 18.80 | 166.74 | 22.83 | 0.11 | 1.21 | 5.63 |
| Non-Goodwill Companies(5) | 13.68 | 13.68 | 0.69 | 5.17 | 3.43 | 0.67 | 4.95 | 2.57 | 41.85 | 0.91 | 21.41 | 142.73 | 19.67 | 142.73 | 21.46 | 0.32 | 1.82 | 38.36 |
| MHC Institutions(17) | 13.53 | 12.69 | 0.34 | 2.80 | 1.49 | 0.32 | 2.51 | 2.60 | 48.97 | 1.17 | 24.66 | 142.25 | 18.56 | 153.97 | 22.24 | 0.17 | 1.33 | 18.72 |

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As of November 15, 2013

| | | Key Financial Ratios | | | | | | | Price Change Data | | | Pricing Ratios | | | | | Dividend Data (6) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Equity/ | Tang Equity/ | Reported Earnings | | | Core Earnings | | NPAs/ | Rsvs/ | Rsvs/ | Price/ | Price/ | Price/ | Price/ | Price/ | Div/ | Dividend | Payout |
| | | Assets(1) | Assets(1) | ROA(5) | ROE(5) | ROI(5) | ROA(5) | ROE(5) | Assets | NPAs | Loans | Earnings | Book | Assets | Tang Book | Core Earnings | Share | Yield | Ratio (7) |
| Financial Institution | | (%) | (%) | (%) | (%) | (%) | (%) | (%) | (%) | (%) | (%) | (x) | (%) | (%) | (%) | (x) | ($) | (%) | (%) |
| **NYSE Traded Companies** | | | | | | | | | | | | | | | | | | | |
| AF | Astoria Financial Corp. of NY* | 8.29 | 7.22 | 0.36 | 4.21 | 4.44 | 0.30 | 3.73 | 2.97 | 30.14 | 1.13 | 23.38 | 102.11 | 8.33 | 118.84 | 26.59 | 0.16 | 1.18 | 27.59 |
| EVER | EverBank Financial Corp. of FL* | 8.25 | 7.97 | 0.78 | 9.48 | 7.32 | -0.48 | -5.99 | 1.37 | 29.29 | 0.49 | 14.29 | 133.77 | 10.19 | 139.00 | NM | 0.12 | 0.78 | 11.21 |
| FBC | Flagstar Bancorp, Inc. of MI* | 8.54 | 8.54 | 0.05 | 0.55 | 0.66 | -2.66 | -29.83 | 6.27 | 30.42 | 2.92 | 12.66 | 93.94 | 7.31 | 93.94 | NM | 0.00 | 0.00 | 0.00 |
| NYCB | New York Community Bcrp of NY* | 12.45 | 7.48 | 1.07 | 8.40 | 6.57 | 0.88 | 6.86 | 0.60 | 75.68 | 0.63 | 14.36 | 124.65 | 16.04 | 219.67 | 18.27 | 1.00 | 6.22 | NM |
| PFS | Provident Fin. Serv. Inc of NJ* | 13.58 | 9.16 | 0.96 | 7.06 | 6.30 | 0.95 | 7.00 | 2.27 | 40.55 | 1.34 | 16.32 | 115.84 | 15.71 | 181.12 | 16.60 | 0.56 | 2.93 | 47.86 |
| **NASDAQ Listed OTC Companies** | | | | | | | | | | | | | | | | | | | |
| ASBB | ASB Bancorp, Inc. of NC* | 13.80 | 13.80 | 0.16 | 1.08 | 1.32 | -0.24 | -1.64 | 2.97 | 34.02 | NA | NM | 87.58 | 12.08 | 87.58 | NM | 0.00 | 0.00 | 0.00 |
| ALLB | Alliance Bancorp, Inc. of PA* | 17.58 | 17.58 | 0.40 | 2.29 | 2.47 | 0.40 | 2.29 | NA | NA | 1.55 | NM | 96.22 | 16.91 | 96.22 | NM | 0.20 | 1.33 | 54.05 |
| ANCB | Anchor Bancorp of Aberdeen, WA* | 13.04 | 13.04 | -0.12 | -1.00 | -1.24 | -0.15 | -1.28 | 6.25 | 19.59 | 1.73 | NM | 81.96 | 10.69 | 81.96 | NM | 0.00 | 0.00 | NM |
| AFCB | Athens Bancshares Corp. of TN* | 14.97 | 14.91 | 0.77 | 4.91 | 6.02 | 0.77 | 4.91 | 3.88 | 39.01 | 1.97 | 16.61 | 85.38 | 12.78 | 85.78 | 16.61 | 0.20 | 1.10 | 18.35 |
| ACFC | Atlantic Coast Fin. Corp of GA(8)* | 4.20 | 4.20 | -0.72 | -14.16 | NM | -0.94 | -18.46 | NA | NA | 2.31 | NM | 32.91 | 1.38 | 32.91 | NM | 0.00 | 0.00 | NM |
| BLMT | BSB Bancorp, Inc. of MA* | 12.62 | 12.62 | 0.20 | 1.38 | 1.40 | 0.05 | 0.35 | 1.17 | 61.37 | 0.91 | NM | 100.07 | 12.63 | 100.07 | NM | 0.00 | 0.00 | 0.00 |
| BKMU | Bank Mutual Corp of WI* | 11.84 | 11.82 | 0.43 | 3.69 | 3.51 | 0.23 | 2.01 | 1.44 | 66.37 | 1.55 | 28.45 | 105.21 | 12.46 | 105.39 | NM | 0.12 | 1.92 | 54.55 |
| BFIN | BankFinancial Corp. of IL* | 12.09 | 11.93 | -1.58 | -13.02 | -12.11 | -1.65 | -13.61 | 2.54 | 43.42 | 1.51 | NM | 109.93 | 13.29 | 111.55 | NM | 0.04 | 0.44 | NM |
| BNCL | Beneficial Mut MHC of PA(42.9) | 13.24 | 10.75 | 0.28 | 2.11 | 1.68 | 0.23 | 1.74 | 1.23 | 98.37 | 2.43 | NM | 127.08 | 16.82 | 160.93 | NM | 0.00 | 0.00 | 0.00 |
| BHLB | Berkshire Hills Bancorp of MA* | 12.35 | 7.75 | 0.77 | 6.09 | 6.28 | 1.00 | 7.88 | 1.04 | 61.33 | 0.82 | 15.91 | 94.37 | 11.66 | 158.33 | 12.30 | 0.72 | 2.83 | 45.00 |
| BOFI | Bofi Holding, Inc. Of CA* | 8.45 | 8.45 | 1.44 | 16.80 | 4.13 | 1.06 | 12.34 | 0.70 | 62.85 | 0.58 | 24.22 | 372.20 | 31.46 | 372.20 | 32.97 | 0.00 | 0.00 | 0.00 |
| BYFC | Broadway Financial Corp. of CA* | 0.06 | 0.00 | -0.57 | -11.65 | NM | -0.91 | -18.64 | 12.79 | 23.97 | 4.32 | NM | NM | 0.66 | NM | NM | 0.04 | 3.36 | NM |
| CMSB | CMS Bancorp Inc of W Plains NY(8)* | 8.26 | 8.26 | 0.21 | 2.51 | 3.65 | 0.06 | 0.67 | NA | NA | 0.39 | 27.40 | 70.62 | 5.83 | 70.62 | NM | 0.00 | 0.00 | 0.00 |
| CBNJ | Cape Bancorp, Inc. of NJ* | 13.86 | 11.95 | 0.49 | 3.42 | 4.31 | 0.37 | 2.61 | 2.01 | 46.41 | 1.29 | 23.21 | 81.52 | 11.30 | 96.63 | 30.47 | 0.24 | 2.46 | 57.14 |
| CFFN | Capitol Federal Fin Inc. of KS* | 17.58 | 17.58 | 0.76 | 4.14 | 3.90 | 0.76 | 4.14 | 0.41 | 24.24 | NA | 25.63 | 111.92 | 19.68 | 111.92 | 25.63 | 0.30 | 2.44 | 62.50 |
| CARV | Carver Bancorp, Inc. of NY* | 1.04 | 1.04 | 0.32 | 3.80 | 8.00 | 0.05 | 0.54 | 5.96 | 24.82 | 2.31 | 12.50 | NM | 4.08 | NM | NM | 0.00 | 0.00 | 0.00 |
| CFBK | Central Federal Corp. of OH* | 9.12 | 9.12 | -1.62 | -17.97 | -16.79 | -1.83 | -20.31 | 4.43 | 56.02 | 3.25 | NM | 97.16 | 8.86 | 97.16 | NM | 0.00 | 0.00 | NM |
| CHFN | Charter Financial Corp of GA* | 23.47 | 22.99 | 0.51 | 3.29 | 2.44 | 0.43 | 2.78 | 1.51 | 82.82 | NA | NM | 88.63 | 20.85 | 90.72 | NM | 0.20 | 1.88 | NM |
| CHEV | Cheviot Financial Corp. of OH* | 15.74 | 14.16 | 0.30 | 1.82 | 2.62 | 0.18 | 1.08 | 2.87 | 8.90 | 0.46 | 38.15 | 75.62 | 11.90 | 85.62 | NM | 0.36 | 3.50 | NM |
| CBNK | Chicopee Bancorp, Inc. of MA* | 15.25 | 15.25 | 0.49 | 3.25 | 3.10 | 0.50 | 3.31 | 0.64 | 113.15 | 0.95 | 32.26 | 103.63 | 15.80 | 103.63 | 31.67 | 0.20 | 1.15 | 37.04 |
| CZWI | Citizens Comm Bncorp Inc of WI* | 9.77 | 9.74 | 0.19 | 1.89 | 2.65 | 0.22 | 2.17 | 1.93 | 56.83 | 1.40 | 37.75 | 71.84 | 7.02 | 72.11 | 32.83 | 0.02 | 0.26 | 10.00 |
| CSBK | Clifton Svg Bp MHC of NJ(35.8) | 17.40 | 17.40 | 0.61 | 3.36 | 1.88 | 0.56 | 3.08 | NA | NA | 0.53 | NM | 177.58 | 30.90 | 177.58 | NM | 0.24 | 1.88 | NM |
| COBK | Colonial Financial Serv. of NJ* | 9.92 | 9.92 | -0.15 | -1.42 | -1.86 | -0.27 | -2.50 | 6.74 | 10.92 | 1.55 | NM | 83.60 | 8.29 | 83.60 | NM | 0.00 | 0.00 | NM |
| DCOM | Dime Community Bancshars of NY* | 10.53 | 9.27 | 1.01 | 9.90 | 6.71 | 1.64 | 16.17 | 1.10 | 46.42 | 0.56 | 14.91 | 140.45 | 14.79 | 161.85 | 9.13 | 0.56 | 3.45 | 51.38 |
| ESBF | ESB Financial Corp. of PA* | 9.77 | 7.75 | 0.82 | 8.29 | 6.85 | 0.78 | 7.92 | 1.04 | 34.06 | NA | 14.60 | 125.02 | 12.22 | 161.23 | 15.28 | 0.40 | 3.04 | 44.44 |
| ESSA | ESSA Bancorp, Inc. of PA* | 12.13 | 11.40 | 0.63 | 5.16 | 6.95 | 0.57 | 4.68 | 2.34 | 25.40 | 0.86 | 14.39 | 76.45 | 9.27 | 81.99 | 15.90 | 0.20 | 1.88 | 27.03 |
| EBMT | Eagle Bancorp Montanta of MT* | 9.38 | 7.99 | 0.47 | 4.31 | 5.30 | -0.34 | -3.10 | 0.26 | 150.94 | 0.78 | 18.88 | 87.06 | 8.16 | 103.76 | NM | 0.29 | 2.70 | 50.88 |
| FSBW | FS Bancorp, Inc. of WA* | 15.71 | 15.71 | 1.21 | 7.36 | 8.02 | -0.18 | -1.07 | NA | NA | 1.78 | 12.47 | 89.59 | 14.08 | 89.59 | NM | 0.20 | 1.16 | 14.49 |
| FFCO | FedFirst Financial Corp of PA* | 16.48 | 16.19 | 0.77 | 4.50 | 5.18 | 0.77 | 4.50 | 1.56 | 63.43 | 1.21 | 19.31 | 89.20 | 14.70 | 91.16 | 19.31 | 0.24 | 1.23 | 23.76 |
| FCAP | First Capital, Inc. of IN* | 11.37 | 10.33 | 0.96 | 8.32 | 7.75 | 0.89 | 7.73 | 1.57 | 69.89 | 1.65 | 12.90 | 107.66 | 12.24 | 119.96 | 13.87 | 0.80 | 3.95 | 50.96 |
| FCLF | First Clover Leaf Fin Cp of IL* | 12.61 | 10.84 | 0.76 | 5.70 | 6.74 | 0.53 | 3.92 | 2.75 | 33.30 | 1.47 | 14.84 | 87.02 | 10.97 | 103.19 | 21.55 | 0.24 | 2.65 | 39.34 |
| FBNK | First Connecticut Bncorp of CT* | 11.42 | 11.42 | 0.31 | 2.42 | 2.25 | 0.08 | 0.62 | 2.10 | 45.20 | 1.02 | NM | 112.34 | 12.83 | 112.34 | NM | 0.12 | 0.77 | 34.29 |
| FDEF | First Defiance Fin. Corp of OH* | 13.09 | 10.24 | 1.09 | 8.52 | 9.07 | 0.97 | 7.62 | 3.12 | 40.49 | 1.65 | 11.03 | 91.35 | 11.96 | 120.62 | 12.33 | 0.40 | 1.59 | 17.54 |
| FFNM | First Fed of N. Michigan of MI* | 11.15 | 11.13 | -0.27 | -2.37 | -4.02 | -0.36 | -3.20 | 3.26 | 24.18 | 1.27 | NM | 60.10 | 6.70 | 60.24 | NM | 0.08 | 1.61 | NM |
| FFBH | First Fed. Bancshares of AR* | 13.51 | 13.51 | 0.08 | 0.56 | 0.23 | -0.04 | -0.28 | 4.37 | 56.44 | 3.57 | NM | 248.18 | 33.52 | 248.18 | NM | 0.20 | 2.26 | NM |
| FFNW | First Fin NW, Inc of Renton WA* | 20.81 | 20.81 | 2.39 | 11.78 | 12.48 | 2.43 | 11.96 | 9.52 | 14.45 | 1.85 | 8.02 | 95.02 | 19.77 | 95.02 | 7.89 | 0.16 | 1.52 | 12.21 |
| FSFG | First Savings Fin. Grp. of IN* | 9.94 | 8.53 | 0.70 | 5.40 | 8.67 | 0.62 | 4.78 | 2.00 | 40.82 | 1.30 | 11.53 | 79.29 | 7.88 | 93.88 | 13.01 | 0.40 | 1.80 | 20.73 |
| FXCB | Fox Chase Bancorp, Inc. of PA* | 15.74 | 15.74 | 0.54 | 3.34 | 2.80 | 0.45 | 2.79 | 2.22 | 45.33 | 1.56 | 35.69 | 121.97 | 19.19 | 121.97 | NM | 0.32 | 1.83 | 65.31 |
| FRNK | Franklin Financial Corp. of VA* | 22.76 | 22.76 | 0.86 | 3.76 | 3.91 | 0.75 | 3.26 | NA | NA | 1.87 | 25.55 | 98.16 | 22.34 | 98.16 | 29.48 | 0.00 | 0.00 | 0.00 |
| GTWN | Georgetown Bancorp, Inc. of MA* | 12.82 | 12.82 | 0.47 | 3.58 | 3.67 | -0.06 | -0.46 | NA | NA | NA | 27.22 | 93.39 | 11.97 | 93.39 | NM | 0.16 | 1.09 | 29.63 |
| GCBC | Green Co Bcrp MHC of NY (44.7) | 8.76 | 8.76 | 1.00 | 11.43 | 5.59 | 1.02 | 11.58 | 1.33 | 83.39 | 1.84 | 17.88 | 198.97 | 17.43 | 198.97 | 17.65 | 0.70 | 2.59 | 46.36 |
| HFFC | HF Financial Corp. of SD* | 7.66 | 7.32 | 0.40 | 4.89 | 5.26 | 0.13 | 1.58 | 1.82 | 47.23 | 1.41 | 19.00 | 94.86 | 7.29 | 100.00 | NM | 0.45 | 3.48 | 66.18 |
| HMNF | HMN Financial, Inc. of MN* | 7.39 | 7.39 | 1.32 | 12.95 | 20.82 | 1.00 | 9.84 | 6.58 | 44.56 | 4.02 | 4.80 | 92.82 | 6.86 | 92.82 | 6.32 | 0.00 | 0.00 | 0.00 |
| HBK | Hamilton Bancorp, Inc. of MD* | 20.16 | 19.45 | -0.11 | -0.68 | -0.68 | -0.15 | -0.95 | 2.62 | 32.40 | 1.72 | NM | 83.43 | 16.82 | 87.21 | NM | 0.00 | 0.00 | NM |
| HBNK | Hampden Bancorp, Inc. of MA* | 12.07 | 12.07 | 0.52 | 4.03 | 3.64 | 0.43 | 3.30 | 1.63 | 48.34 | 1.12 | 27.44 | 112.58 | 13.58 | 112.58 | 33.48 | 0.24 | 1.43 | 39.34 |
| HBOS | Heritage Fin Group, Inc of GA* | 9.11 | 8.62 | 0.84 | 8.59 | 7.60 | 0.80 | 8.20 | 1.18 | 56.88 | 1.06 | 13.16 | 112.94 | 10.29 | 117.05 | 13.79 | 0.16 | 0.92 | 12.12 |
| HIFS | Hingham Inst. for Sav. of MA* | 7.74 | 7.74 | 1.07 | 13.86 | 8.41 | 1.07 | 13.86 | 0.63 | 105.64 | 0.82 | 11.90 | 156.05 | 12.08 | 156.05 | 11.90 | 1.08 | 1.46 | 17.36 |
| HBCP | Home Bancorp Inc. Lafayette LA* | 14.22 | 14.03 | 0.87 | 6.02 | 6.33 | 0.68 | 4.75 | 1.98 | 34.00 | 0.95 | 15.79 | 96.56 | 13.73 | 98.02 | 19.99 | 0.00 | 0.00 | 0.00 |
| HFBL | Home Federal Bancorp Inc of LA* | 14.41 | 14.41 | 1.05 | 6.60 | 7.33 | 0.43 | 2.71 | NA | NA | 1.07 | 13.64 | 94.10 | 13.56 | 94.10 | 33.16 | 0.24 | 1.42 | 19.35 |
| HMST | HomeStreet, Inc. of WA* | 9.66 | 9.65 | 1.74 | 17.08 | 16.13 | -3.58 | -35.12 | 4.29 | 20.18 | 1.29 | 6.20 | 106.34 | 10.28 | 106.52 | NM | 0.44 | 2.22 | 13.79 |
| HTBI | HomeTrust Bancshrs, Inc. of NC* | 23.21 | 23.20 | 0.71 | 3.06 | 3.42 | 0.58 | 2.50 | 5.98 | 29.19 | 2.43 | 29.24 | 90.08 | 20.91 | 90.13 | 35.73 | 0.00 | 0.00 | 0.00 |
| HCBK | Hudson City Bancorp, Inc of NJ(8)* | 11.96 | 11.61 | 0.46 | 3.94 | 3.83 | 0.43 | 3.72 | 2.93 | 25.38 | 1.18 | 26.11 | 103.04 | 12.32 | 106.53 | 27.70 | 0.16 | 1.75 | 45.71 |
| IROQ | IF Bancorp, Inc. of IL* | 14.93 | 14.93 | 0.70 | 4.33 | 4.94 | 0.53 | 3.26 | 1.23 | 58.30 | 1.23 | 20.25 | 91.72 | 13.69 | 91.72 | 26.89 | 0.10 | 0.61 | 12.35 |
| ISBC | Investors Bcrp MHC of NJ(41.6) | 8.16 | 7.59 | 0.62 | 9.72 | 3.98 | 0.60 | 9.51 | 1.01 | 119.80 | 1.44 | 25.12 | 234.93 | 19.18 | 254.42 | 25.66 | 0.20 | 0.85 | 21.28 |

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As of November 15, 2013

| Financial Institution | Key Financial Ratios: Equity/ Assets(1) (%) | Tang Equity/ Assets(1) (%) | Reported Earnings: ROA(5) (%) | Reported Earnings: ROE(5) (%) | Reported Earnings: ROI(5) (%) | Core Earnings: ROA(5) (%) | Core Earnings: ROE(5) (%) | Asset Quality: NPAs/ Assets (%) | Rsvs/ NPAs (%) | Rsvs/ Loans (%) | Pricing Ratios: Price/ Earnings (x) | Price/ Book (%) | Price/ Assets (%) | Price/ Tang Book (%) | Price/ Core Earnings (x) | Dividend Data (6): Div/ Share ($) | Dividend Yield (%) | Payout Ratio (7) (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| NASDAQ Listed OTC Companies (continued) | | | | | | | | | | | | | | | | | | |
| JXSB Jacksonville Bancorp Inc of IL* | 13.07 | 12.32 | 1.05 | 7.71 | 9.18 | 0.76 | 5.60 | 1.47 | 75.45 | 1.82 | 10.89 | 86.59 | 11.32 | 92.64 | 15.00 | 0.30 | 1.54 | 16.76 |
| JFBI Jefferson Bancshares Inc of TN* | 10.55 | 10.33 | 0.31 | 2.98 | 3.81 | 0.31 | 2.98 | 4.12 | 27.31 | NA | 26.25 | 78.36 | 8.26 | 80.15 | 26.25 | 0.00 | 0.00 | 0.00 |
| KFFB KY Fst Fed Bp MHC of KY (38.9) | 20.56 | 16.84 | 1.00 | 4.61 | 4.15 | 1.18 | 5.42 | NA | NA | 0.50 | 24.09 | 105.41 | 21.67 | 134.70 | 20.48 | 0.40 | 4.88 | NM |
| KRNY Kearny Fin Cp MHC of NJ (24.0) | 14.49 | 11.52 | 0.24 | 1.52 | 1.06 | 0.20 | 1.24 | 1.18 | 29.35 | 0.77 | NM | 147.10 | 21.32 | 191.53 | NM | 0.00 | 0.00 | 0.00 |
| LSBI LSB Fin. Corp. of Lafayette IN* | 11.33 | 11.33 | 0.75 | 6.86 | 6.12 | 0.36 | 3.33 | 3.43 | 50.62 | 2.45 | 16.33 | 109.54 | 12.41 | 109.54 | 33.63 | 0.28 | 0.99 | 16.18 |
| LPSB LaPorte Bancorp Inc. of IN* | 16.70 | 15.21 | 0.83 | 5.13 | 6.10 | 0.65 | 4.02 | 1.54 | 55.05 | 1.52 | 16.40 | 79.43 | 13.26 | 88.76 | 20.90 | 0.16 | 1.50 | 24.62 |
| LSBK Lake Shore Bnp MHC of NY(38.7) | 13.26 | 13.26 | 0.70 | 5.18 | 4.73 | 0.70 | 5.18 | 0.74 | 50.10 | NA | 21.12 | 111.87 | 14.83 | 111.87 | 21.12 | 0.28 | 2.29 | 48.28 |
| LABC Louisiana Bancorp, Inc. of LA* | 17.85 | 17.85 | 0.89 | 4.99 | 5.39 | 0.54 | 3.03 | 0.95 | 72.59 | 0.89 | 18.56 | 91.42 | 16.32 | 91.42 | 30.51 | 0.00 | 0.00 | 0.00 |
| MSBF MSB Fin Corp MHC of NJ (39.2) | 11.36 | 11.36 | -1.84 | -16.17 | -17.00 | -1.84 | -16.17 | 6.63 | 17.31 | 1.73 | NM | 95.12 | 10.80 | 95.12 | NM | 0.00 | 0.00 | NM |
| MCBK Madison County Financial of NE* | 22.89 | 22.56 | 1.07 | 5.17 | 5.11 | 0.93 | 4.50 | NA | NA | 2.64 | 19.57 | 90.63 | 20.74 | 92.36 | 22.50 | 0.28 | 1.56 | 30.43 |
| MGYR Magyar Bancorp MHC of NJ(44.9) | 8.40 | 8.40 | 0.08 | 0.91 | 0.99 | 0.00 | 0.00 | 7.39 | 9.15 | 0.91 | NM | 91.82 | 7.72 | 91.82 | NM | 0.00 | 0.00 | 0.00 |
| MLVF Malvern Bancorp, Inc. of PA* | 14.20 | 14.20 | 0.03 | 0.24 | 0.25 | -0.02 | -0.16 | 3.48 | 26.17 | 1.41 | NM | 83.56 | 11.87 | 83.56 | NM | 0.11 | 0.91 | NM |
| MFLR Mayflower Bancorp, Inc. of MA(8)* | 8.98 | 8.98 | 0.31 | 3.52 | 2.16 | 0.24 | 2.68 | 0.43 | 114.35 | 0.93 | NM | 165.88 | 14.90 | 165.88 | NM | 0.24 | 1.36 | 63.16 |
| EBSB Meridian Fn Serv MHC MA (40.6) | 9.18 | 8.70 | 0.56 | 5.71 | 2.59 | 0.28 | 2.81 | 1.86 | 47.86 | 1.11 | 38.66 | 215.34 | 19.77 | 228.27 | NM | 0.00 | 0.00 | 0.00 |
| CASH Meta Financial Group of IA* | 7.71 | 7.58 | 0.70 | 8.69 | 5.72 | 0.59 | 7.38 | 0.44 | 50.14 | 1.07 | 17.50 | 159.00 | 12.26 | 161.93 | 20.63 | 0.52 | 1.41 | 24.64 |
| NASB NASB Fin, Inc. of Grandview MO* | 16.68 | 16.51 | 2.39 | 16.16 | 13.54 | -1.00 | -6.74 | 7.27 | 24.87 | 2.58 | 7.38 | 111.89 | 18.66 | 113.25 | NM | 0.90 | 3.32 | 24.52 |
| NECB NE Comm Bncrp MHC of NY (42.5) | 24.32 | 24.12 | -0.55 | -2.29 | -2.64 | -0.55 | -2.29 | 5.08 | 19.29 | 1.25 | NM | 87.15 | 21.20 | 88.11 | NM | 0.12 | 1.67 | NM |
| NHTB NH Thrift Bancshares of NH* | 8.76 | 5.30 | 0.64 | 6.13 | 7.16 | 0.56 | 5.35 | 1.28 | 60.85 | 1.00 | 13.97 | 99.87 | 8.74 | 171.32 | 16.03 | 0.52 | 3.41 | 47.71 |
| NVSL Naugatuck Valley Fin Crp of CT* | 11.95 | 11.95 | -3.23 | -24.77 | NM | -3.48 | -26.69 | 3.62 | 58.14 | 2.68 | NM | 84.75 | 10.13 | 84.75 | NM | 0.00 | 0.00 | NM |
| NFBK Northfield Bancorp, Inc. of NJ* | 26.26 | 25.80 | 0.64 | 2.91 | 2.39 | 0.60 | 2.71 | 1.71 | 58.20 | 1.93 | NM | 101.38 | 26.62 | 103.81 | NM | 0.24 | 1.92 | NM |
| NWBI Northwest Bancshares Inc of PA* | 14.39 | 12.43 | 0.79 | 5.51 | 4.79 | 0.77 | 5.35 | 2.35 | 40.84 | 1.32 | 20.87 | 115.63 | 16.64 | 136.92 | 21.51 | 0.52 | 3.72 | NM |
| OBAF OBA Financial Serv. Inc of MD* | 18.69 | 18.69 | 0.29 | 1.51 | 1.46 | 0.28 | 1.46 | NA | NA | NA | NM | 108.27 | 20.23 | 108.27 | NM | 0.00 | 0.00 | 0.00 |
| OSHC Ocean Shore Holding Co. of NJ* | 10.17 | 9.71 | 0.48 | 4.77 | 5.08 | 0.49 | 4.83 | 0.80 | 50.40 | 0.58 | 19.67 | 92.91 | 9.45 | 97.79 | 19.40 | 0.24 | 1.69 | 33.33 |
| OCFC OceanFirst Fin. Corp of NJ* | 9.35 | 9.35 | 0.80 | 8.46 | 8.04 | 0.78 | 7.98 | 2.95 | 31.01 | 1.35 | 16.55 | 142.60 | 13.34 | 142.60 | 17.54 | 0.48 | 2.74 | 45.28 |
| OFED Oconee Fed Fn Cp MHC SC (35.0) | 20.58 | 20.58 | 1.07 | 4.99 | 3.96 | 1.06 | 4.91 | 0.82 | 24.76 | 0.34 | 25.24 | 133.44 | 27.46 | 133.44 | 25.61 | 0.40 | 2.33 | 58.82 |
| OABC OmniAmerican Bancorp Inc of TX* | 14.25 | 14.25 | 0.45 | 2.91 | 2.36 | 0.25 | 1.62 | 1.13 | 40.95 | 0.77 | NM | 122.17 | 17.41 | 122.17 | NM | 0.00 | 0.00 | 0.00 |
| ONFC Oneida Financial Corp. of NY* | 12.54 | 9.14 | 0.90 | 6.83 | 6.85 | 0.83 | 6.29 | 0.43 | 100.59 | 0.91 | 14.61 | 102.04 | 12.80 | 145.41 | 15.85 | 0.48 | 3.69 | 53.93 |
| ORIT Oritani Financial Corp of NJ* | 18.66 | 18.66 | 1.45 | 7.88 | 5.60 | 1.48 | 8.05 | NA | NA | 1.37 | 17.87 | 137.78 | 25.71 | 137.78 | 17.47 | 0.70 | 4.40 | NM |
| PSBH PSB Hldgs Inc MHC of CT (42.9) | 11.03 | 9.62 | 0.29 | 2.63 | 3.22 | 0.29 | 2.63 | 2.24 | 26.49 | 1.14 | 31.10 | 81.20 | 8.95 | 94.53 | 31.10 | 0.16 | 2.57 | NM |
| PBHC Pathfinder BC MHC of NY (39.5) | 5.63 | 4.89 | 0.51 | 6.17 | 7.11 | 0.51 | 6.17 | 1.67 | 61.74 | 1.50 | 14.06 | 127.36 | 7.18 | 147.86 | 14.06 | 0.12 | 0.89 | 12.50 |
| PEOP Peoples Fed Bancshrs Inc of MA* | 18.62 | 18.62 | 0.26 | 1.36 | 1.31 | 0.23 | 1.18 | 0.31 | 226.00 | 0.86 | NM | 106.11 | 19.75 | 106.11 | NM | 0.16 | 0.91 | 69.57 |
| PBCT Peoples United Financial of CT* | 14.71 | 8.53 | 0.77 | 4.80 | 5.02 | 0.72 | 4.47 | 1.57 | 38.14 | 0.81 | 19.93 | 100.48 | 14.78 | 186.00 | 21.38 | 0.65 | 4.41 | NM |
| PBSK Poage Bankshares, Inc. of KY* | 19.51 | 19.51 | 0.52 | 2.69 | 3.50 | 0.54 | 2.79 | 0.43 | 153.29 | 1.12 | 28.56 | 78.85 | 15.38 | 78.85 | 27.46 | 0.20 | 1.40 | 40.00 |
| PBCP Polonia Bancorp, Inc. of PA* | 15.21 | 15.21 | 0.04 | NM | 0.29 | -0.12 | NM | NA | NA | 0.66 | NM | 87.23 | 13.27 | 87.23 | NM | 0.00 | 0.00 | 0.00 |
| PROV Provident Fin. Holdings of CA* | 13.63 | 13.63 | 1.52 | 11.88 | 12.54 | -1.43 | -11.16 | 1.95 | 53.71 | 1.28 | 7.97 | 94.16 | 12.84 | 94.16 | NM | 0.40 | 2.76 | 21.98 |
| PBIP Prudential Bancorp Inc of PA* | 23.12 | 23.12 | 0.40 | 3.73 | 2.05 | 0.40 | 3.73 | 1.33 | 42.79 | 0.76 | NM | 83.54 | 19.31 | 83.54 | NM | 0.00 | 0.00 | 0.00 |
| PULB Pulaski Fin Cp of St. Louis MO* | 7.42 | 7.15 | 0.86 | 10.69 | 10.68 | 0.23 | 2.53 | 4.81 | 28.67 | 1.70 | 9.38 | 121.86 | 9.03 | 126.72 | 39.52 | 0.38 | 3.56 | 33.33 |
| RVSB Riverview Bancorp, Inc. of WA* | 10.26 | 7.24 | 0.60 | 5.97 | 7.75 | 0.51 | 5.11 | 5.19 | 33.47 | 2.61 | 12.90 | 75.28 | 7.72 | 110.16 | 15.06 | 0.00 | 0.00 | 0.00 |
| RCKB Rockville Fin New, Inc. of CT* | 13.30 | 13.26 | 0.81 | 5.40 | 4.70 | 0.63 | 4.22 | 0.93 | 89.92 | 1.13 | 21.28 | 121.50 | 16.16 | 121.93 | 27.24 | 0.40 | 2.94 | 62.50 |
| ROMA Roma Fin Corp MHC of NJ (25.5)(8) | 12.42 | 12.33 | -0.03 | -0.28 | -0.10 | -0.02 | -0.14 | NA | NA | 0.86 | NM | 276.72 | 34.37 | 279.07 | NM | 0.00 | 0.00 | NM |
| SIFI SI Financial Group, Inc. of CT* | 11.16 | 9.62 | -0.11 | -0.88 | -0.80 | 0.04 | 0.29 | 1.11 | 41.74 | 0.61 | NM | 94.30 | 10.53 | 108.79 | NM | 0.12 | 1.07 | NM |
| SPBC SP Bancorp, Inc. of Plano, TX* | 10.80 | 10.80 | 0.48 | 4.29 | 4.51 | 0.07 | 0.62 | 1.39 | 52.88 | 1.00 | 22.17 | 95.73 | 10.34 | 95.73 | NM | 0.00 | 0.00 | 0.00 |
| SVBI Severn Bancorp, Inc. of MD* | 9.75 | 9.71 | 0.32 | 2.51 | 5.77 | -0.14 | -1.12 | 11.52 | NA | NA | 17.33 | 57.56 | 5.61 | 57.85 | NM | 0.00 | 0.00 | 0.00 |
| SMPL Simplicity Bancorp of CA* | 17.26 | 16.86 | 0.68 | 4.07 | 4.78 | 0.54 | 3.20 | 2.61 | 25.22 | 0.76 | 20.93 | 87.17 | 15.05 | 89.66 | 26.61 | 0.32 | 2.04 | 42.67 |
| SIBC State Investors Bancorp of LA* | 16.47 | 16.47 | 0.17 | 0.95 | 1.10 | 0.17 | 0.95 | NA | NA | NA | NM | 90.12 | 14.84 | 90.12 | NM | 0.00 | 0.00 | 0.00 |
| THRD TF Fin. Corp. of Newtown PA* | 11.68 | 11.14 | 0.85 | 7.30 | 6.91 | 0.90 | 7.72 | 1.87 | 51.73 | 1.07 | 14.48 | 104.34 | 12.18 | 110.02 | 13.69 | 0.40 | 1.45 | 20.94 |
| TFSL TFS Fin Corp MHC of OH (26.5) | 16.63 | 16.56 | 0.35 | 2.20 | 1.09 | 0.30 | 1.86 | NA | NA | 0.91 | NM | 199.33 | 33.16 | 200.34 | NM | 0.00 | 0.00 | 0.00 |
| TBNK Territorial Bancorp, Inc of HI* | 13.96 | 13.95 | 0.94 | 6.76 | 6.39 | 0.71 | 5.13 | 0.50 | 21.55 | 0.20 | 15.65 | 105.93 | 14.78 | 106.03 | 20.63 | 0.56 | 2.47 | 38.62 |
| TSBK Timberland Bancorp, Inc. of WA* | 10.43 | 9.73 | 0.51 | 4.15 | 6.12 | 0.25 | 2.04 | 6.24 | 23.94 | 1.99 | 16.34 | 78.44 | 8.18 | 84.74 | 33.31 | 0.12 | 1.39 | 22.64 |
| TRST TrustCo Bank Corp NY of NY* | 7.95 | 7.93 | 0.88 | 10.88 | 8.00 | 0.86 | 10.61 | 1.37 | 77.93 | 1.68 | 16.66 | 181.65 | 14.45 | 182.13 | 17.08 | 0.26 | 3.81 | 63.41 |
| UCBA United Community Bancorp of IN* | 14.35 | 13.81 | 0.50 | 4.10 | 4.83 | 0.31 | 2.54 | 4.85 | 21.89 | NA | 20.72 | 72.55 | 10.41 | 75.84 | 33.42 | 0.24 | 2.32 | 48.00 |
| UCFC United Community Fin. of OH* | 10.28 | 10.28 | -0.99 | -9.73 | -9.84 | -1.83 | -18.11 | 3.67 | 29.01 | 1.84 | NM | 100.00 | 10.28 | 100.00 | NM | 0.00 | 0.00 | NM |
| UBNK United Financial Bncrp of MA* | 12.16 | 10.56 | 0.38 | 2.99 | 2.43 | 0.64 | 5.10 | 0.84 | 63.34 | 0.72 | NM | 117.48 | 14.28 | 137.70 | 24.11 | 0.44 | 2.43 | NM |
| WSFS WSFS Financial Corp. of DE* | 8.42 | 7.59 | 0.92 | 9.86 | 6.37 | 0.88 | 9.42 | 1.29 | 72.49 | 1.44 | 15.69 | 168.12 | 14.15 | 187.99 | 16.42 | 0.48 | 0.68 | 10.60 |
| WVFC WVS Financial Corp. of PA* | 11.07 | 11.07 | 0.39 | 3.41 | 4.71 | 0.38 | 3.35 | 0.56 | 19.09 | NA | 21.25 | 71.43 | 7.91 | 71.43 | 21.67 | 0.16 | 1.45 | 30.77 |
| WSBF Waterstone Fin MHC of WI(26.2)(8) | 12.82 | 12.79 | 2.18 | 18.40 | 10.70 | -1.67 | -14.08 | 6.70 | 25.38 | 2.06 | 9.35 | 160.93 | 20.64 | 161.41 | NM | 0.00 | 0.00 | 0.00 |
| WAYN Wayne Savings Bancshares of OH* | 9.63 | 9.22 | 0.51 | 5.20 | 6.60 | 0.49 | 4.98 | 2.26 | 32.50 | 1.15 | 15.14 | 80.65 | 7.76 | 84.58 | 15.81 | 0.32 | 2.98 | 45.07 |
| WEBK Wellesley Bancorp, Inc. of MA* | 11.01 | 11.01 | 0.64 | 5.42 | 5.63 | 0.57 | 4.88 | NA | NA | 1.15 | 17.77 | 94.27 | 10.38 | 94.27 | 19.74 | 0.00 | 0.00 | 0.00 |
| WBB Westbury Bancorp, Inc. of WI* | 15.82 | 15.82 | 0.15 | NM | 1.18 | 0.06 | NM | 2.50 | 33.11 | 1.33 | NM | 82.71 | 13.08 | 82.71 | NM | 0.00 | 0.00 | 0.00 |
| WFD Westfield Fin. Inc. of MA* | 12.35 | 12.35 | 0.50 | 3.58 | 4.29 | 0.34 | 2.43 | 1.38 | 41.74 | 1.18 | 23.32 | 95.51 | 11.79 | 95.51 | 34.43 | 0.24 | 3.32 | NM |
| WBKC Wolverine Bancorp, Inc. of MI* | 21.91 | 21.91 | 0.60 | 2.69 | 3.49 | -0.04 | -0.19 | 4.01 | 64.13 | 2.91 | 28.63 | 78.34 | 17.16 | 78.34 | NM | 0.00 | 0.00 | 0.00 |

EXHIBIT IV-2
Sugar Creek Financial Corp.
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

| Year/Qtr. Ended | | DJIA | S&P 500 | NASDAQ Composite | SNL Thrift Index | SNL Bank Index |
|---|---|---|---|---|---|---|
| 2003: | Quarter 1 | 7992.1 | 848.2 | 1341.2 | 1096.2 | 401.00 |
| | Quarter 2 | 8985.4 | 974.5 | 1622.8 | 1266.6 | 476.07 |
| | Quarter 3 | 9275.1 | 996.0 | 1786.9 | 1330.9 | 490.90 |
| | Quarter 4 | 10453.9 | 1112.0 | 2003.4 | 1482.3 | 548.60 |
| 2004: | Quarter 1 | 10357.7 | 1126.2 | 1994.2 | 1585.3 | 562.20 |
| | Quarter 2 | 10435.5 | 1140.8 | 2047.8 | 1437.8 | 546.62 |
| | Quarter 3 | 10080.3 | 1114.6 | 1896.8 | 1495.1 | 556.00 |
| | Quarter 4 | 10783.0 | 1211.9 | 2175.4 | 1605.6 | 595.10 |
| 2005: | Quarter 1 | 10503.8 | 1180.6 | 1999.2 | 1516.6 | 551.00 |
| | Quarter 2 | 10275.0 | 1191.3 | 2057.0 | 1577.1 | 563.27 |
| | Quarter 3 | 10568.7 | 1228.8 | 2151.7 | 1527.2 | 546.30 |
| | Quarter 4 | 10717.5 | 1248.3 | 2205.3 | 1616.4 | 582.80 |
| 2006: | Quarter 1 | 11109.3 | 1294.8 | 2339.8 | 1661.1 | 595.50 |
| | Quarter 2 | 11150.2 | 1270.2 | 2172.1 | 1717.9 | 601.14 |
| | Quarter 3 | 11679.1 | 1335.9 | 2258.4 | 1727.1 | 634.00 |
| | Quarter 4 | 12463.2 | 1418.3 | 2415.3 | 1829.3 | 658.60 |
| 2007: | Quarter 1 | 12354.4 | 1420.9 | 2421.6 | 1703.6 | 634.40 |
| | Quarter 2 | 13408.6 | 1503.4 | 2603.2 | 1645.9 | 622.63 |
| | Quarter 3 | 13895.6 | 1526.8 | 2701.5 | 1523.3 | 595.80 |
| | Quarter 4 | 13264.8 | 1468.4 | 2652.3 | 1058.0 | 492.85 |
| 2008: | Quarter 1 | 12262.9 | 1322.7 | 2279.1 | 1001.5 | 442.5 |
| | Quarter 2 | 11350.0 | 1280.0 | 2293.0 | 822.6 | 332.2 |
| | Quarter 3 | 10850.7 | 1166.4 | 2082.3 | 760.1 | 414.8 |
| | Quarter 4 | 8776.4 | 903.3 | 1577.0 | 653.9 | 268.3 |
| 2009: | Quarter 1 | 7608.9 | 797.9 | 1528.6 | 542.8 | 170.1 |
| | Quarter 2 | 8447.0 | 919.3 | 1835.0 | 538.8 | 227.6 |
| | Quarter 3 | 9712.3 | 1057.1 | 2122.4 | 561.4 | 282.9 |
| | Quarter 4 | 10428.1 | 1115.1 | 2269.2 | 587.0 | 260.8 |
| 2010: | Quarter 1 | 10856.6 | 1169.4 | 2398.0 | 626.3 | 301.1 |
| | Quarter 2 | 9744.0 | 1030.7 | 2109.2 | 564.5 | 257.2 |
| | Quarter 3 | 9744.0 | 1030.7 | 2109.2 | 564.5 | 257.2 |
| | Quarter 4 | 11577.5 | 1257.6 | 2652.9 | 592.2 | 290.1 |
| 2011: | Quarter 1 | 12319.7 | 1325.8 | 2781.1 | 578.1 | 293.1 |
| | Quarter 2 | 12414.3 | 1320.6 | 2773.5 | 540.8 | 266.8 |
| | Quarter 3 | 10913.4 | 1131.4 | 2415.4 | 443.2 | 198.9 |
| | Quarter 4 | 12217.6 | 1257.6 | 2605.2 | 481.4 | 221.3 |
| 2012: | Quarter 1 | 13212.0 | 1408.5 | 3091.6 | 529.3 | 284.9 |
| | Quarter 2 | 12880.1 | 1362.2 | 2935.1 | 511.6 | 257.3 |
| | Quarter 3 | 13437.1 | 1440.7 | 3116.2 | 557.6 | 276.8 |
| | Quarter 4 | 13104.1 | 1426.2 | 3019.5 | 565.8 | 292.7 |
| 2013: | Quarter 1 | 14578.5 | 1569.2 | 3267.5 | 602.3 | 318.9 |
| | Quarter 2 | 14909.6 | 1606.3 | 3403.3 | 625.3 | 346.7 |
| | Quarter 3 | 15129.7 | 1681.5 | 3771.5 | 650.8 | 354.4 |
| As of November 15, 2013 | | 15961.7 | 1798.2 | 3986.0 | 679.1 | 375.5 |

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
Sugar Creek Financial Corp.
Historical Thrift Stock Indices

# Index Values

**Industry:** Savings Bank/Thrift/Mutual
**Geography:** United States and Canada

| | Close | Last Update | Total Return (%) | | | | | | | Price / Earnings (x) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | 1 Day | 1 Week | MTD | QTD | YTD | 1 Year | 3 Years | |
| **SNL Custom** Indexes** | | | | | | | | | | |
| **SNL Banking Indexes** | | | | | | | | | | |
| SNL U.S. Bank and Thrift | 939.60 | 11/21/2013 | 1.64 | 2.68 | 5.98 | 8.63 | 33.13 | 42.31 | 54.73 | 15.2 |
| SNL U.S. Thrift | 789.13 | 11/21/2013 | 1.06 | 0.79 | 2.45 | 5.72 | 24.04 | 31.08 | 40.50 | 19.3 |
| SNL TARP Participants | 93.36 | 11/21/2013 | 0.66 | 0.68 | 7.73 | 5.00 | 24.35 | 34.23 | 30.07 | 6.4 |
| S&P Bank | 350.21 | 11/21/2013 | 1.04 | 1.78 | 3.87 | 7.16 | 31.13 | 36.35 | 64.00 | NA |
| NASDAQ Bank | NA | 11/21/2013 | NA | NA | NA | NA | NA | NA | NA | NA |
| S&P Thrifts & Mortgage Finance | 6.03 | 11/21/2013 | 0.82 | 1.33 | 3.28 | 3.68 | 22.81 | 25.72 | 10.32 | NA |
| **SNL Asset Size Indexes** | | | | | | | | | | |
| SNL U.S. Thrift < $250M | 1,065.28 | 11/21/2013 | (0.32) | 0.77 | (0.34) | (0.57) | 9.67 | 9.35 | 24.56 | 29.2 |
| SNL U.S. Thrift $250M-$500M | 3,346.75 | 11/21/2013 | 0.13 | (0.68) | (0.20) | 0.83 | 20.38 | 22.35 | 61.08 | 18.7 |
| SNL U.S. Thrift < $500M | 2,520.81 | 11/21/2013 | 0.12 | (0.68) | (0.29) | 0.63 | 19.69 | 21.44 | 57.55 | 19.0 |
| SNL U.S. Thrift $500M-$1B | 2,182.05 | 11/21/2013 | 0.22 | (0.40) | (0.14) | (0.32) | 21.17 | 25.20 | 58.13 | 16.9 |
| SNL U.S. Thrift $1B-$5B | 2,275.77 | 11/21/2013 | 1.14 | 2.29 | 4.28 | 6.52 | 24.05 | 33.48 | 66.19 | 18.3 |
| SNL U.S. Thrift $5B-$10B | 1,746.73 | 11/21/2013 | 1.66 | 0.82 | 0.06 | 6.25 | 16.87 | 23.56 | 46.66 | 20.5 |
| SNL U.S. Thrift > $10B | 294.68 | 11/21/2013 | 1.05 | 0.22 | 2.36 | 6.13 | 25.80 | 32.37 | 25.23 | 19.5 |
| **SNL Market Cap Indexes** | | | | | | | | | | |
| SNL Micro Cap U.S. Thrift | 1,047.59 | 11/21/2013 | 0.49 | 0.34 | 0.48 | 1.84 | 19.70 | 25.21 | 67.88 | 17.1 |
| SNL Micro Cap U.S. Bank & Thrift | 695.19 | 11/21/2013 | 0.41 | 0.35 | 0.75 | 2.26 | 24.74 | 27.83 | 60.24 | 14.4 |
| SNL Small Cap U.S. Thrift | 785.72 | 11/21/2013 | 0.99 | 2.21 | 5.56 | 8.69 | 22.99 | 32.59 | 52.65 | 17.3 |
| SNL Small Cap U.S. Bank & Thrift | 692.61 | 11/21/2013 | 1.55 | 1.90 | 3.99 | 6.90 | 30.37 | 37.95 | 57.77 | 16.7 |
| SNL Mid Cap U.S. Thrift | 472.10 | 11/21/2013 | 1.22 | 0.95 | 1.52 | 5.49 | 24.84 | 31.72 | 48.17 | 21.6 |
| SNL Mid Cap U.S. Bank & Thrift | 512.75 | 11/21/2013 | 1.70 | 1.34 | 4.13 | 8.96 | 40.13 | 45.00 | 59.74 | 18.6 |
| SNL Large Cap U.S. Thrift | 281.05 | 11/21/2013 | 1.17 | (1.26) | 2.82 | 8.37 | 26.86 | 31.16 | 7.27 | 15.1 |
| SNL Large Cap U.S. Bank & Thrift | 420.76 | 11/21/2013 | 1.64 | 2.96 | 6.45 | 8.75 | 32.33 | 42.22 | 52.78 | 14.6 |
| **SNL Geographic Indexes** | | | | | | | | | | |
| SNL Mid-Atlantic U.S. Thrift | 1,967.48 | 11/21/2013 | 1.21 | 0.65 | 2.53 | 7.51 | 25.93 | 31.99 | 28.13 | 19.3 |
| SNL Midwest U.S. Thrift | 1,835.94 | 11/21/2013 | 0.79 | (0.35) | (0.59) | 2.24 | 19.14 | 32.28 | 51.80 | 20.2 |
| SNL New England U.S. Thrift | 2,220.39 | 11/21/2013 | 0.48 | 1.77 | 3.57 | 5.40 | 24.15 | 29.23 | 46.80 | 20.1 |
| SNL Southeast U.S. Thrift | 513.58 | 11/21/2013 | 1.76 | 1.88 | 2.87 | 3.04 | 9.66 | 13.08 | 62.11 | 17.3 |
| SNL Southwest U.S. Thrift | 614.60 | 11/21/2013 | 0.17 | (0.06) | 0.94 | (4.51) | 0.28 | 2.95 | 63.65 | 16.6 |
| SNL Western U.S. Thrift | 72.77 | 11/21/2013 | 1.70 | 2.32 | 10.90 | 7.09 | 44.06 | 52.10 | 97.73 | 17.7 |
| **SNL Stock Exchange Indexes** | | | | | | | | | | |
| SNL U.S. Thrift NYSE | 234.56 | 11/21/2013 | 1.53 | (0.08) | 3.84 | 10.89 | 25.75 | 31.55 | 30.49 | 15.9 |
| SNL U.S. Thrift NASDAQ | 2,079.61 | 11/21/2013 | 0.90 | 1.11 | 1.93 | 3.90 | 23.26 | 30.71 | 44.46 | 20.8 |
| SNL U.S. Thrift Pink | 302.33 | 11/21/2013 | 0.11 | (0.03) | (0.31) | 2.95 | 18.63 | 22.27 | 44.38 | 14.8 |
| **SNL Other Indexes** | | | | | | | | | | |
| SNL U.S. Thrift MHCs | 10,289.77 | 11/21/2013 | 0.52 | (0.47) | (0.67) | 3.01 | 25.12 | 40.63 | 65.95 | 22.5 |
| **Broad Market Indexes** | | | | | | | | | | |
| DJIA | NA | 11/21/2013 | NA | NA | NA | NA | NA | NA | NA | NA |
| S&P 500 | 3,214.16 | 11/21/2013 | 0.82 | 0.33 | 2.42 | 7.13 | 28.34 | 31.95 | 59.70 | NA |

# Index Values

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| S&P Mid-Cap | 1,811.89 | 11/21/2013 | 1.25 | (0.10) | 1.42 | 5.19 | 29.62 | 35.46 | 60.47 | NA |
| S&P Small-Cap | 786.47 | 11/21/2013 | 1.79 | 1.05 | 2.63 | 6.34 | 36.82 | 45.40 | 74.24 | NA |
| S&P Financials | 435.13 | 11/21/2013 | 1.45 | 1.73 | 4.08 | 7.48 | 32.13 | 39.29 | 52.18 | NA |
| SNL All Financial Institutions | 1,163.02 | 11/21/2013 | 1.49 | 1.92 | 4.86 | 8.33 | 38.65 | 46.16 | 58.11 | 15.8 |
| MSCI US IMI Financials | 1,426.62 | 11/21/2013 | 1.39 | 1.35 | 3.17 | 6.94 | 29.84 | 36.62 | 51.82 | NA |
| NASDAQ | NA | 11/21/2013 | NA | NA | NA | NA | NA | NA | NA | NA |
| NASDAQ Finl | NA | 11/21/2013 | NA | NA | NA | NA | NA | NA | NA | NA |
| NASDAQ OMX Govt Relief | NA | 11/21/2013 | NA | NA | NA | NA | NA | NA | NA | NA |
| NYSE | NA | 11/21/2013 | NA | NA | NA | NA | NA | NA | NA | NA |
| Russell 1000 | 5,141.87 | 11/21/2013 | 0.86 | 0.21 | 2.19 | 6.68 | 28.83 | 32.70 | 60.17 | NA |
| Russell 2000 | 5,202.67 | 11/21/2013 | 1.80 | 0.75 | 1.85 | 4.41 | 33.32 | 42.20 | 61.08 | NA |
| Russell 3000 | 5,111.12 | 11/21/2013 | 0.94 | 0.25 | 2.16 | 6.50 | 29.18 | 33.41 | 60.23 | NA |
| S&P TSX Composite | NA | 11/21/2013 | NA | NA | NA | NA | NA | NA | NA | NA |
| MSCI AC World (USD) | 714.38 | 11/21/2013 | 0.12 | 0.37 | 0.60 | 4.67 | 20.28 | 26.15 | 35.80 | NA |
| MSCI World (USD) | 5,874.61 | 11/21/2013 | 0.32 | 0.26 | 1.03 | 5.01 | 23.71 | 29.23 | 42.15 | NA |

Intraday data is available for certain exchanges. In all cases, the data is at least 15 minutes delayed.

** - Non-publicly traded institutions and institutions outside of your current subscription are not included in custom indexes. Custom indexes including foreign institutions do not take into account currency translations. Data is as of the previous close.

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportional to that institution's market capitalization.



Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR    Midwest: IA, IN, IL, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI

New England: CT, ME, MA, NH, RI, VT    Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV

Southwest: CO, LA, NM, OK, TX, UT    West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4
Sugar Creek Financial Corp.
Market Area Acquisition Activity

Exhibit IV-4
Illinois Thrift Acquisitions 2007-Present

| | | | | | | Target Financials at Announcement | | | | | | | Deal Terms and Pricing at Announcement | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Announce Date | Complete Date | Buyer Short Name | | Target Name | | Total Assets ($000) | E/A (%) | TE/A (%) | LTM ROAA (%) | LTM ROAE (%) | NPAs/ Assets (%) | Rsrvs/ NPLs (%) | Deal Value ($M) | Value/ Share ($) | P/B (%) | P/TB (%) | P/E (x) | P/A (%) | Prem/ Cdeps (%) |
| 5/14/2013 | Def. Agrmt. | Central FS&LA of Chicago | IL | Columbus Savings Bank | IL | 15,235 | 25.42 | 25.42 | 0.13 | 0.58 | 0.00 | NA | NA | NA | NA | NA | NA | NA | NA |
| 3/7/2012 | 9/1/2012 | Marion County Savings Bank | IL | First FS&LA of Pekin | IL | 26,739 | 7.77 | 7.77 | 0.50 | 6.97 | 0.89 | 593.75 | NA | NA | NA | NA | NA | NA | NA |
| 1/12/2011 | 10/1/2011 | First Illinois Corporation | IL | HPB Holdings Inc | IL | 867,204 | 8.74 | 8.74 | 0.62 | 7.46 | 0.21 | 122.72 | 25.0 | 100.00 | 79.6 | 79.6 | 7.1 | NA | 4.65 |
| 8/1/2009 | 8/1/2009 | Investor group | NC | West Town Savings Bank | IL | 58,656 | 6.67 | 6.67 | 0.44 | 7.77 | 6.09 | 9.08 | NA | NA | NA | NA | NA | NA | NA |
| 9/23/2008 | 12/12/2008 | First FS&LA of Shelbyville | IL | Charleston FS&LA | IL | 33,059 | 8.19 | 8.19 | 0.05 | 0.59 | 0.00 | NA | NA | NA | NA | NA | NA | NA | NA |
| 12/18/2007 | 7/9/2008 | Taylor Bean & Whitaker Mrtg | FL | Platinum Bancshares Inc. | IL | 110,308 | 2.98 | 2.98 | -4.93 | -75.83 | 6.14 | 11.55 | 10.0 | 2.28 | 404.4 | 404.4 | NM | NA | 12.07 |
| 8/28/2007 | 11/30/2007 | Sterling Federal Bank FSB | IL | Mt. Morris S&LA | IL | 46,438 | 4.19 | 4.19 | -1.63 | -32.59 | 3.00 | 45.08 | NA | NA | NA | NA | NA | NA | NA |
| 8/7/2007 | 10/1/2007 | FBOP Corp. | IL | Cardunal SB FSB | IL | 177,858 | 6.32 | 6.32 | -0.29 | -4.34 | 1.58 | 48.97 | 16.0 | NA | 142.3 | 142.3 | NM | NA | 9.00 |
| 7/24/2007 | 4/18/2008 | Harvard Savings MHC | IL | Morris Building & Loan SB | IL | 32,969 | 9.50 | 9.50 | -0.74 | -7.76 | 0.39 | 93.08 | NA | NA | NA | NA | NA | NA | NA |
| 4/30/2007 | 9/1/2007 | National City Corp. | OH | MAF Bancorp Inc. | IL | 11,120,499 | 9.64 | 6.21 | 0.75 | 8.04 | 0.63 | 60.06 | 1918.4 | 56.00 | 171.8 | 277.1 | 22.3 | 20.29 | 17.25 |
| 3/15/2007 | 7/31/2007 | Heartland Bancorp Inc. | IL | BankPlus FSB | IL | 288,747 | 8.41 | 8.41 | 0.50 | 6.36 | 0.33 | 77.34 | 33.6 | 21.50 | 144.2 | 144.2 | 22.4 | NA | 11.63 |
| | | | | Averages: | | 1,161,610 | 8.89 | 8.58 | -0.42 | -7.52 | 1.75 | 117.96 | 400.6 | 44.95 | 188.47 | 209.52 | 17.3 | 20.29 | 10.92 |
| | | | | Medians: | | 58,656 | 8.19 | 7.77 | 0.13 | 0.59 | 0.63 | 60.06 | 25.0 | 38.75 | 144.20 | 144.20 | 22.3 | 20.29 | 11.63 |

Source: SNL Financial, LC.

EXHIBIT IV-5

Sugar Creek Financial Corp.

Director and Senior Management Summary Resumes

## Exhibit IV-5
## Sugar Creek Financial Corp.
## Director and Senior Management Summary Resumes

**Board of Directors**

The board of directors of New Sugar Creek is comprised of six persons who are elected for terms of three years, one-third of whom will be elected annually. The directors of New Sugar Creek are the same individuals that comprise the boards of directors of Old Sugar Creek and Tempo Bank. All of our directors are independent under the current listing standards of the Nasdaq Stock Market, except for Mr. Stroh who is the Chairman of the Board, Chief Executive Officer and Chief Financial Officer and Mr. Eversman who is the President and Chief Operating Officer of New Sugar Creek, Old Sugar Creek and Tempo Bank. Unless otherwise stated, each person has held his current occupation for the last five years. Ages presented are as of March 31, 2013.

**The following directors have terms ending in 2014:**

*Timothy P. Fleming* is an attorney and shareholder in the law firm Fleming & Fleming, LTD and also serves as the firm's president. Age 66. Director since 1996.

As a practicing attorney, Mr. Fleming provides the board of directors with important knowledge and insight necessary to assess the legal issues inherent to the business of Tempo Bank. Fleming & Fleming has provided general legal advice to Tempo Bank since 1996. In addition, Mr. Fleming has strong ties to the community and provides the board of directors with opportunities to continue to serve the local community.

*Daniel S. Reilly* retired as a partner in the accounting firm of KPMG LLP in 1998. Age 71. Director since 2006.

Mr. Reilly's background provides the board of directors with critical experience in accounting matters, and provides the board of directors with valuable insight regarding accounting issues that arise at Tempo Bank.

**The following directors have terms ending in 2015:**

*Gary R. Schwend* is the owner and president of Trenton Processing Center, a meat processor. Age 58. Director since 2000.

Mr. Schwend's background offers the board of directors substantial small company management experience, specifically within the region in which Tempo Bank conducts its business, and provides the board with valuable insight regarding the local business and consumer environment. In addition, Mr. Schwend offers the board significant business experience from a setting outside of the financial services industry.

*Timothy W. Deien* is the dealer principal of Deien Chevrolet, an automobile dealership. Age 47. Director since 2003.

Mr. Deien brings significant business and management level experience from a setting outside of the financial services industry. In addition, through his business experience, Mr. Deien has gained significant marketing and operational experience, adding additional value to the board of directors.

Exhibit IV-5 (continued)
Sugar Creek Financial Corp.
Director and Senior Management Summary Resumes

**The following directors have terms ending in 2016:**

*Robert J. Stroh, Jr.* has been the Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer of Tempo Bank since 1992. Previously, Mr. Stroh served as President and Treasurer since 1980. Mr. Stroh, Jr. has served as the Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer of Sugar Creek MHC and Old Sugar Creek since their formation in April 2007. Age 65. Director since 1976.

Mr. Stroh's extensive knowledge of Tempo Bank's operations, along with his involvement in business and civic organizations in the communities in which Tempo Bank conducts business affords the board of directors with valuable insight regarding the business and operations of Tempo Bank. Mr. Stroh's knowledge of Old Sugar Creek's and Tempo Bank's business and history position him well to continue to serve as New Sugar Creek's Chairman, Chief Executive Officer and Chief Financial Officer.

*Francis J. Eversman* has been the President and Chief Operating Officer of Tempo Bank since 1993. Previously, Mr. Eversman served as Vice President and Corporate Secretary since 1980. Mr. Eversman has served as President and Chief Operating Officer of Sugar Creek MHC and Old Sugar Creek since their formation in April 2007. Age 62. Director since 1980.

Mr. Eversman's extensive knowledge of Tempo Bank's operations, along with his experience in the local banking industry and involvement in business and civic organizations in the communities in which Tempo Bank conducts business affords the board of directors with valuable insight regarding the business and operations of Tempo Bank. In addition, Mr. Eversman's background provides the board of directors with critical experience in certain banking industry matters, which are essential to the business of Tempo Bank.

**Executive Officers**

Our executive officers are elected annually by the board of directors and serve at the board's discretion. The following individuals currently serve as executive officers and will serve in the same positions following the conversion and the offering. The executive officers of New Sugar Creek, Old Sugar Creek and Tempo Bank are:

| Name | Position |
|---|---|
| Robert J. Stroh, Jr. | Chairman, Chief Executive Officer and Chief Financial Officer |
| Francis J. Eversman | President and Chief Operating Officer |
| Phyllis J. Brown | Vice President and Corporate Secretary |

Below is information regarding our officer who is not also a director. Age presented is as of March 31, 2013.

*Phyllis J. Brown* has served as Vice President and Corporate Secretary of Tempo Bank since 1993. Age 69.

Source: Sugar Creek's Preliminary Prospectus.

EXHIBIT IV-6
Sugar Creek Financial Corp.
Pro Forma Regulatory Capital Ratios

# Exhibit IV-6
# Sugar Creek Financial Corp.
# Pro Forma Regulatory Capital Ratios

| | Historical at September 30, 2013 | | Pro Forma at March 31, 2013: Minimum of Offering Range 455,358 Shares at $7.00 per Share | | Midpoint of Offering Range 535,715 Shares at $7.00 per Share | | Maximum of Offering Range 616,072 Shares at $7.00 per Share | | 15% Above Maximum of Offering Range 708,483 Shares at $7.00 per Share | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Percent of Assets (1) | Amount | Percent of Assets | Amount | Percent of Assets | Amount | Percent of Assets | Amount | Percent of Assets |
| | | | | | (Dollars in thousands) | | | | | |
| Total equity under generally accepted accounting principles | $9,761 | 11.05% | $10,510 | 11.80% | $10,724 | 12.01% | $10,937 | 12.22% | $11,183 | 12.46% |
| Tier 1 leverage capital: | | | | | | | | | | |
| Actual | $9,761 | 11.05% | $10,510 | 11.80% | $10,724 | 12.01% | $10,937 | 12.22% | $11,183 | 12.46% |
| Requirement | 4,417 | 5.00 | 4,455 | 5.00 | 4,465 | 5.00 | 4,476 | 5.00 | 4,488 | 5.00 |
| Excess | $5,344 | 6.05% | $6,055 | 6.80% | $6,259 | 7.01% | $6,461 | 7.22% | $6,695 | 7.46% |
| Tier 1 risk-based capital: | | | | | | | | | | |
| Actual (2) | $9,761 | 21.83% | $10,510 | 23.42% | $10,724 | 23.88 | $10,937 | 24.33% | $11,183 | 24.85% |
| Requirement | 2,683 | 6.00 | 2,692 | 6.00 | 2,695 | 6.00 | 2,697 | 6.00 | 2,700 | 6.00 |
| Excess | $7,078 | 15.83% | $7,818 | 17.42% | $8,029 | 17.88% | $8,240 | 18.33% | $8,483 | 18.85% |
| Total risk-based capital: | | | | | | | | | | |
| Actual (2) | $10,129 | 22.65% | $10,878 | 24.24% | $11,092 | 24.70% | $11,305 | 25.15% | $11,551 | 25.67% |
| Requirement | 4,472 | 10.00 | 4,487 | 10.00 | 4,491 | 10.00 | 4,495 | 10.00 | 4,500 | 10.00 |
| Excess | $5,657 | 12.65% | $6,391 | 14.24% | $6,601 | 14.70% | $6,810 | 15.15% | $7,050 | 15.67% |
| Reconciliation of capital contributed to Tempo Bank: | | | | | | | | | | |
| Net proceeds contributed to Tempo Bank | | | $1,132 | | $1,413 | | $1,694 | | $2,017 | |
| Less common stock acquired by ESOP | | | (255) | | (300) | | (345) | | (397) | |
| Less common stock acquired by equity incentive plan | | | (128) | | (150) | | (173) | | (198) | |
| Pro forma increase in GAAP and regulatory capital | | | $ 749 | | $ 963 | | $1,176 | | $1,422 | |

(1) Tier 1 leverage capital levels are shown as a percentage of adjusted total assets of $88.3 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $44.7 million.

(2) Pro forma amounts and percentages include capital contributed to Tempo Bank from the offering and assume net proceeds are invested in assets that carry a 20% risk-weighting.

Source: Sugar Creek's Preliminary Prospectus.

EXHIBIT IV-7
Sugar Creek Financial Corp.
Pro Forma Analysis Sheet

**Exhibit IV-7**
**PRO FORMA ANALYSIS SHEET**
**Sugar Creek Financial Corp.**
**Prices as of November 15, 2013**

| Valuation Midpoint Pricing Multiples | | Symbol | Subject at Midpoint | Peer Group Mean | Peer Group Median | Illinois Companies Mean | Illinois Companies Median | All Public Mean | All Public Median |
|---|---|---|---|---|---|---|---|---|---|
| Price-earnings multiple | = | P/E | 18.70x | 20.23x | 17.26x | 15.12x | 15.34x | 18.43x | 17.00x |
| Price-core earnings multiple | = | P/CE | 19.20x | 20.82x | 16.80x | 17.14x | 15.92x | 21.81x | 20.63x |
| Price-book ratio | = | P/B | 52.59% | 85.46% | 83.63% | 93.82% | 89.37% | 103.86% | 95.02% |
| Price-tangible book ratio | = | P/TB | 52.59% | 89.20% | 90.21% | 99.77% | 97.91% | 112.23% | 100.00% |
| Price-assets ratio | = | P/A | 7.33% | 12.97% | 12.83% | 12.32% | 12.30% | 13.34% | 12.46% |

**Valuation Parameters**

| Parameter | Value | Date | Parameter | Adjusted |
|---|---|---|---|---|
| Pre-Conversion Earnings (Y) | $392,039 | (12 Mths 9/13) | ESOP Stock Purchases (E) | 8.00% |
| Pre-Conv. Core Earnings (YC) | $382,808 | (12 Mths 9/13) | Cost of ESOP Borrowings (S) | 0.00% |
| Pre-Conversion Book Value (B) | $10,284,950 | 9/2013 | ESOP Amortization (T) | 15.00 Years |
| Intangible Assets | $0 | 9/2013 | RRP Programs as % of Offering (M) | 4.00% |
| Pre-Conv. Tang. Book Value (TB) | $10,284,950 | 9/2013 | RRP Programs Vesting (N) | 5.00 Years |
| Pre-Conversion Assets (A) | $88,366,899 | 9/2013 | Fixed Expenses | $925,000 |
| Reinvest Rate (9/2013 5Yr Treas) | 1.39% | | Variable Expenses (@Midpoint) | 0.00% |
| Tax rate (TAX) | 39.50% | | Percentage Sold (PCT) | 56.3687% |
| After Tax Reinvest. Rate (R) | 0.84% | | MHC Assets (No Change) | $0 |
| Est. Conv. Expenses (1)(X) | 24.67% | | MHC Equity | $96,219 |
| Insider Purchases | $155,000 | | Options as % of Offering (O1) | 10.00% |
| Price/Share | $7.00 | | Estimated Option Value (O2) | 38.57% |
| Foundation Cash Contrib. (FC) | 0.00% | | Option Vesting Period (O3) | 5.00 Years |
| Foundation Stock Contrib. (FS) | 0.00% | Shares | % of Options taxable (O4) | 25.00% |
| Foundation Tax Benefit (FT) | $0 | | | |

**Calculation of Pro Forma Value After Conversion**

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $6,652,639

2. $V = \frac{P/E * (Y)}{1 - P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $6,652,639

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $6,652,639

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $6,652,639

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $6,652,639

**Shares**

| Conclusion | 2nd Step Offering Shares | 2nd Step Exchange Shares | Full Conversion Shares | Plus: Foundation Shares | Total Market Capitalization Shares | Exchange Ratio |
|---|---|---|---|---|---|---|
| Supermaximum | 708,483 | 548,390 | 1,256,873 | 0 | 1,256,873 | 1.3840 |
| Maximum | 616,072 | 476,861 | 1,092,933 | 0 | 1,092,933 | 1.2035 |
| Midpoint | 535,715 | 414,662 | 950,377 | 0 | 950,377 | 1.0465 |
| Minimum | 455,358 | 352,463 | 807,821 | 0 | 807,821 | 0.8895 |

**Market Value**

| Conclusion | 2nd Step Offering Value | 2nd Step Exchange Shares Value | Full Conversion Value | Foundation Value | Total Market Capitalization |
|---|---|---|---|---|---|
| Supermaximum | $4,959,381 | $3,838,730 | $8,798,111 | $0 | $8,798,111 |
| Maximum | 4,312,504 | 3,338,027 | 7,650,531 | 0 | 7,650,531 |
| Midpoint | 3,750,005 | 2,902,634 | 6,652,639 | 0 | 6,652,639 |
| Minimum | 3,187,506 | 2,467,241 | 5,654,747 | 0 | 5,654,747 |

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT IV-8
Sugar Creek Financial Corp.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sugar Creek Financial Corp.
At the Minimum of the Range

| | | |
|---|---|---|
| 1. | Fully Converted Value and Exchange Ratio | |
| | Fully Converted Value | $5,654,747 |
| | Exchange Ratio | 0.88950 |
| | | |
| | 2nd Step Offering Proceeds | $3,187,506 |
| | Less: Estimated Offering Expenses | 925,000 |
| | 2nd Step Net Conversion Proceeds (Including Foundation) | $2,262,506 |
| | | |
| 2. | Estimated Additional Income from Conversion Proceeds | |
| | | |
| | Net Conversion Proceeds | $2,262,506 |
| | Less: Cash Contribution to Foundation | 0 |
| | Less: Stock Contribution to Foundation | 0 |
| | Less: ESOP Stock Purchases (1) | (255,000) |
| | Less: MRP Stock Purchases (2) | (127,500) |
| | Net Proceeds to be Reinvested | $1,880,005 |
| | Estimated after-tax net incremental rate of return | 0.84% |
| | Earnings Increase | $15,810 |
| | Less: Estimated cost of ESOP borrowings | 0 |
| | Less: Amortization of ESOP borrowings(3) | (10,285) |
| | Less: Stock Programs Vesting (3) | (15,428) |
| | Less: Stock Option Plan Vesting (4) | (22,161) |
| | Net Earnings Increase | ($32,064) |

| 3. Pro Forma Earnings | Before Conversion | Net Earnings Increase | After Conversion |
|---|---|---|---|
| 12 Months ended September 30, 2013 (reported) | $392,039 | ($32,064) | $359,975 |
| 12 Months ended September 30, 2013 (core) | $382,808 | ($32,064) | $350,744 |

| 4. Pro Forma Net Worth | Before Conversion | Net Addition to Equity | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| September 30, 2013 | $10,284,950 | $1,880,005 | $0 | $12,164,955 |
| September 30, 2013 (Tangible) | $10,284,950 | $1,880,005 | $0 | $12,164,955 |

| 5. Pro Forma Assets | Before Conversion | Net Capital Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| September 30, 2013 | $88,366,899 | $1,880,005 | $0 | $90,246,904 |

(1) Includes ESOP purchases of 8.0% of the second step offering.
(2) Includes MRP purchases of 4.0% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 39.50%
(4) Options of 10.0% of the second step offering, valuation based on Black-Scholes model, 5 year vesting, assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sugar Creek Financial Corp.
At the Midpoint of the Range

| | | |
|---|---|---|
| 1. | Fully Converted Value and Exchange Ratio | |
| | Fully Converted Value | $6,652,639 |
| | Exchange Ratio | 1.04650 |
| | | |
| | 2nd Step Offering Proceeds | $3,750,005 |
| | Less: Estimated Offering Expenses | 925,000 |
| | 2nd Step Net Conversion Proceeds (Including Foundation) | $2,825,005 |
| | | |
| 2. | Estimated Additional Income from Conversion Proceeds | |
| | | |
| | Net Conversion Proceeds | $2,825,005 |
| | Less: Cash Contribution to Foundation | 0 |
| | Less: Stock Contribution to Foundation | 0 |
| | Less: ESOP Stock Purchases (1) | (300,000) |
| | Less: MRP Stock Purchases (2) | (150,000) |
| | Net Proceeds to be Reinvested | $2,375,004 |
| | Estimated after-tax net incremental rate of return | 0.84% |
| | Earnings Increase | $19,973 |
| | Less: Estimated cost of ESOP borrowings | 0 |
| | Less: Amortization of ESOP borrowings(3) | (12,100) |
| | Less: Stock Programs Vesting (3) | (18,150) |
| | Less: Stock Option Plan Vesting (4) | (26,072) |
| | Net Earnings Increase | ($36,349) |

| 3. Pro Forma Earnings | Before Conversion | Net Earnings Increase | After Conversion |
|---|---|---|---|
| 12 Months ended September 30, 2013 (reported) | $392,039 | ($36,349) | $355,690 |
| 12 Months ended September 30, 2013 (core) | $382,808 | ($36,349) | $346,459 |

| 4. Pro Forma Net Worth | Before Conversion | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| September 30, 2013 | $10,284,950 | $2,375,004 | $0 | $12,659,954 |
| September 30, 2013 (Tangible) | $10,284,950 | $2,375,004 | $0 | $12,659,954 |

| 5. Pro Forma Assets | Before Conversion | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| September 30, 2013 | $88,366,899 | $2,375,004 | $0 | $90,741,903 |

(1) Includes ESOP purchases of 8.0% of the second step offering.
(2) Includes MRP purchases of 4.0% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 39.50%
(4) Options of 10.0% of the second step offering, valuation based on Black-Scholes model, 5 year vesting, assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sugar Creek Financial Corp.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

| | |
|---|---|
| Fully Converted Value | $7,650,531 |
| Exchange Ratio | 1.20350 |
| | |
| 2nd Step Offering Proceeds | $4,312,504 |
| Less: Estimated Offering Expenses | 925,000 |
| 2nd Step Net Conversion Proceeds (Including Foundation) | $3,387,504 |

2. Estimated Additional Income from Conversion Proceeds

| | |
|---|---|
| Net Conversion Proceeds | $3,387,504 |
| Less: Cash Contribution to Foundation | 0 |
| Less: Stock Contribution to Foundation | 0 |
| Less: ESOP Stock Purchases (1) | (345,000) |
| Less: MRP Stock Purchases (2) | (172,500) |
| Net Proceeds to be Reinvested | $2,870,004 |
| Estimated after-tax net incremental rate of return | 0.84% |
| Earnings Increase | $24,135 |
| Less: Estimated cost of ESOP borrowings | 0 |
| Less: Amortization of ESOP borrowings(3) | (13,915) |
| Less: Stock Programs Vesting (3) | (20,873) |
| Less: Stock Option Plan Vesting (4) | (29,983) |
| Net Earnings Increase | ($40,635) |

| 3. Pro Forma Earnings | Before Conversion | Net Earnings Increase | After Conversion |
|---|---|---|---|
| 12 Months ended September 30, 2013 (reported) | $392,039 | ($40,635) | $351,404 |
| 12 Months ended September 30, 2013 (core) | $382,808 | ($40,635) | $342,173 |

| 4. Pro Forma Net Worth | Before Conversion | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| September 30, 2013 | $10,284,950 | $2,870,004 | $0 | $13,154,954 |
| September 30, 2013 (Tangible) | $10,284,950 | $2,870,004 | $0 | $13,154,954 |

| 5. Pro Forma Assets | Before Conversion | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| September 30, 2013 | $88,366,899 | $2,870,004 | $0 | $91,236,903 |

(1) Includes ESOP purchases of 8.0% of the second step offering.
(2) Includes MRP purchases of 4.0% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 39.50%
(4) Options of 10.0% of the second step offering, valuation based on Black-Scholes model, 5 year vesting, assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sugar Creek Financial Corp.
At the Supermaximum Value

| | | |
|---|---|---|
| 1. | Fully Converted Value and Exchange Ratio | |
| | Fully Converted Value | $8,798,111 |
| | Exchange Ratio | 1.38400 |
| | | |
| | 2nd Step Offering Proceeds | $4,959,381 |
| | Less: Estimated Offering Expenses | 925,000 |
| | 2nd Step Net Conversion Proceeds (Including Foundation) | $4,034,381 |
| | | |
| 2. | Estimated Additional Income from Conversion Proceeds | |
| | | |
| | Net Conversion Proceeds | $4,034,381 |
| | Less: Cash Contribution to Foundation | 0 |
| | Less: Stock Contribution to Foundation | 0 |
| | Less: ESOP Stock Purchases (1) | (396,750) |
| | Less: MRP Stock Purchases (2) | (198,375) |
| | Net Proceeds to be Reinvested | $3,439,255 |
| | Estimated after-tax net incremental rate of return | 0.84% |
| | Earnings Increase | $28,922 |
| | Less: Estimated cost of ESOP borrowings | 0 |
| | Less: Amortization of ESOP borrowings(3) | (16,002) |
| | Less: Stock Programs Vesting (3) | (24,003) |
| | Less: Stock Option Plan Vesting (4) | (34,480) |
| | Net Earnings Increase | ($45,563) |

| | | Before Conversion | Net Earnings Increase | After Conversion |
|---|---|---|---|---|
| 3. | Pro Forma Earnings | | | |
| | 12 Months ended September 30, 2013 (reported) | $392,039 | ($45,563) | $346,476 |
| | 12 Months ended September 30, 2013 (core) | $382,808 | ($45,563) | $337,245 |

| | | Before Conversion | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|---|
| 4. | Pro Forma Net Worth | | | | |
| | September 30, 2013 | $10,284,950 | $3,439,255 | $0 | $13,724,205 |
| | September 30, 2013 (Tangible) | $10,284,950 | $3,439,255 | $0 | $13,724,205 |

| | | Before Conversion | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|---|
| 5. | Pro Forma Assets | | | | |
| | September 30, 2013 | $88,366,899 | $3,439,255 | $0 | $91,806,154 |

(1) Includes ESOP purchases of 8.0% of the second step offering.
(2) Includes MRP purchases of 4.0% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 39.50%
(4) Options of 10.0% of the second step offering, valuation based on Black-Scholes model, 5 year vesting, assuming 25% taxable.

EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

## RP® FINANCIAL, LC.

**Advisory | Planning | Valuation**

# FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®") provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies, insurance companies and other financial services companies.

## *STRATEGIC PLANNING SERVICES*

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, developing strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

## *MERGER ADVISORY SERVICES*

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses, valuing intangible assets and supporting the implementation of post-acquisition strategies. Our merger advisory services involve transactions of financially healthy companies and failed bank deals. RP® is also expert in de novo charters and shelf charters. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

## *VALUATION SERVICES*

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, merger accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

## *OTHER CONSULTING SERVICES*

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are facilitated by proprietary valuation and financial simulation models.

## *KEY PERSONNEL (Years of Relevant Experience & Contact Information)*


| | | |
|---|---|---|
| Ronald S. Riggins, Managing Director (33) | (703) 647-6543 | rriggins@rpfinancial.com |
| William E. Pommerening, Managing Director (29) | (703) 647-6546 | wpommerening@rpfinancial.com |
| Marcus Faust, Managing Director (23) | (703) 647-6553 | mfaust@rpfinancial.com |
| Gregory E. Dunn, Director (31) | (703) 647-6548 | gdunn@rpfinancial.com |
| James P. Hennessey, Director (27) | (703) 647-6544 | jhennessey@rpfinancial.com |
| James J. Oren, Director (26) | (703) 647-6549 | joren@rpfinancial.com |
| Timothy M. Biddle, Senior Vice President (23) | (703) 647-6552 | tbiddle@rpfinancial.com |
| Carla Pollard, Senior Vice President (25) | (703) 647-6556 | cpollard@rpfinancial.com |

**Washington Headquarters**
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com